02057892

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2001

OR

[] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______________ to ______________

Commission file number 001-15059

A. Full title of the plan and the address of the plan, if different from that of the issuer below:

Nordstrom Profit Sharing and 401(k) Plan
Nordstrom.com 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nordstrom, Inc.
1617 Sixth Avenue, Seattle, Washington 98101

This Amendment No. 1 to the Annual Report on Form 11-K filed on June 27, 2002 is filed in order to include the following:

- Financial statements and plan documents of the Nordstrom.com 401(k) Plan
- Section 906 certifications required by the Sarbanes-Oxley Act of 2002, and
- Independent Auditors' Consent dated September 16, 2002

Required Information

a) *Financial Statements* *Page No.*

b) Exhibits

(23.1) Independent Auditors' Consent is filed herein as an Exhibit.

(99.1) Nordstrom Profit Sharing Plan, as amended and restated on December 28, 2000, is hereby incorporated by reference from the Plan's Form 11-K for the year ended December 31, 2000, Exhibit 99.1.

(99.2) Nordstrom 401(k) Plan, as amended and restated on December 28, 2000, is hereby incorporated by reference from the Plan's Form 11-K for the year ended December 31, 2000, Exhibit 99.2.

(99.3) Amendment 2001-1 to the Nordstrom Profit Sharing Plan, (2000 Restatement), is filed herein as an Exhibit.

(99.4) Amendment 2001-1 to the Nordstrom 401(k) Plan, (2000 Restatement), is filed herein as an Exhibit.

(99.5) Nordstrom.com 401(k) Financial Statements, are filed herein as an Exhibit.

(99.6) Nordstrom.com 401(k)Plan is filed herein as an Exhibit.

(99.7) Certification of Chief Financial Officer regarding periodic report containing financial statements, is filed herein as an Exhibit.

(99.8) Certification of Chief Executive Officer regarding periodic report containing financial statements, is filed herein as an Exhibit.

(99.9) Amendment 2001-1 to the Nordstrom.com 401(k) Plan

(99.10) Amendment 2002-1 to the Nordstrom.com 401(k) Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Nordstrom Profit Sharing and 401(k) Plan

Date: September 16, 2002

Michael G. Koppel
Executive Vice President and
Chief Financial Officer

Nordstrom Profit Sharing and 401(k) Plan

FORM 11-K/A Exhibit Index

This exhibit list is provided pursuant to the requirement of the Securities Exchange Act section 240.0-3.

Exhibit Reference	Exhibit Description	Manually Signed Original Sequential Page Number
(23.1)	Independent Auditors' Consent	12
(99.1)	Nordstrom Profit Sharing Plan, as amended and restated on December 28, 2000	Incorporated by reference from the Plan's Form 11-K for the year ended December 31, 2000, Exhibit 99.1
(99.2)	Nordstrom 401(k) Plan, as amended and restated on December 28, 2000	Incorporated by reference from the Plan's Form 11-K for the year ended December 31, 2000, Exhibit 99.2
(99.3)	Amendment 2001-1 to the Nordstrom Profit Sharing Plan, (2000 Restatement)	13
(99.4)	Amendment 2001-1 to the Nordstrom 401(k) Plan, (2000 Restatement)	18
(99.5)	Nordstrom.com 401(k) Financial Statements	23
(99.6)	Nordstrom.com 401(k) Plan	34
(99.7)	Certification of Chief Financial Officer regarding periodic report containing financial statements	106
(99.8)	Certification of Chief Executive Officer regarding periodic report containing financial statements	107
(99.9)	Amendment 2001-1 to the Nordstrom.com 401(k) Plan	108
(99.10)	Amendment 2002-1 to the Nordstrom.com 401(k) Plan	109

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 333-18321, 333-40064, 333-40066, 333-63403, and 333-79791 on Form S-8 and Registration Statement Nos. 333-59840 and 333-69281 on Form S-3, each of Nordstrom, Inc., of our report dated June 24, 2002, appearing in this Annual Report on Form 11-K/A of Nordstrom Profit Sharing and 401(k) Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

Seattle, Washington
September 16, 2002

NORDSTROM.COM 401(k) PLAN

FINANCIAL STATEMENTS FOR THE
YEARS ENDED DECEMBER 31, 2001 AND 2000,
SUPPLEMENTAL SCHEDULE FOR THE
YEAR ENDED DECEMBER 31, 2001, AND
INDEPENDENT AUDITORS' REPORT

Deloitte & Touche LLP

NORDSTROM.COM 401(k) PLAN

TABLE OF CONTENTS

Deloitte & Touche LLP
Suite 4500
700 Fifth Avenue
Seattle, Washington 98104-5044

Tel: (206) 292-1800
Fax: (206) 343-7809
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Retirement Committee
Nordstrom.com 401(k) Plan
Seattle, Washington

We were engaged to audit the statements of net assets available for benefits of the Nordstrom.com 401(k) Plan (the Plan) as of December 31, 2001 and 2000, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of assets held for investment purposes as of December 31, 2001. The financial statements and supplemental schedule are the responsibility of the Plan's management.

As permitted by Section 2520.103-8 of the Department of Labor's (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), the Plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 3 to the financial statements, which was certified by Putnam Fiduciary Trust Company, the trustee of the Plan, except for comparing the information with the related information included in the financial statements and supplemental schedule. We have been informed by the Plan administrator that the trustee holds the Plan's investment assets and executes investment transactions. The Plan administrator has obtained certifications from the trustee that the information as of and for the years ended December 31, 2001 and 2000, provided to the Plan administrator by the trustee is complete and accurate.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and supplemental schedule taken as a whole. The form and content of the information included in the financial statements and supplemental schedule, other than that derived from the information certified by the trustee, have been audited by us in accordance with auditing standards generally accepted in the United States of America and, in our opinion, are presented in compliance with the DOL's Rules and Regulations for Reporting and Disclosure under ERISA.

Deloitte & Touche LLP

June 14, 2002

Deloitte
Touche
Tohmatsu

NORDSTROM.COM 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Investments, at fair value	$ 14,994,889	$ 8,019,323
Participant loans	845,457	665,608
Total assets	15,840,346	8,684,931
NET ASSETS AVAILABLE FOR BENEFITS	$ 15,840,346	$ 8,684,931

See notes to financial statements.

NORDSTROM.COM 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
ADDITIONS:		
Employer contributions	$ 573,459	$ 511,180
Participant contributions	1,984,609	1,588,066
Transfer from Nordstrom, Inc. Profit Sharing and 401(k) Plan, net:		
Investments	6,432,647	6,625,257
Participant loans		520,178
Other	152,053	137,965
Total contributions	9,142,768	9,382,646
Investment income (loss):		
Interest and dividends	71,263	63,846
Net realized and unrealized appreciation (depreciation) in fair value of investments	(896,917)	7,623
Investment income (loss)	(825,654)	71,469
Total additions	8,317,114	9,454,115
DEDUCTIONS:		
Benefit payments to participants	1,146,028	752,087
Deemed loan distributions		14,949
Administrative expenses	15,671	2,148
Total deductions	1,161,699	769,184
NET ADDITIONS	7,155,415	8,684,931
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	8,684,931	
End of year	$ 15,840,346	$ 8,684,931

See notes to financial statements.

NOTE 1: THE PLAN

General: The following description of the Nordstrom.com 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is a defined contribution 401(k) plan established by Nordstrom.com, LLC (the Company, the Plan sponsor, or the employer) effective January 1, 2000, and subject to the provisions of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the Code) and the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility: All employees of the Company are eligible to participate in the Plan on the first day of the month coinciding with or following their employment date. Eligibility is not subject to a service hour requirement, and participants are eligible to receive employer contributions on the anniversary date of the Plan subject to their being employed on December 31. Prior to January 1, 2001, employees were eligible to participate in the Plan on the February 1 or August 1 coinciding with or following their employment date. Employees who had attained age 21 and completed 1,000 hours during the payroll calendar year, as defined by the Plan, were permitted to commence participation in the Plan not later than the earlier of (a) the first day of the Plan year following the date the employee met those requirements or (b) the date six months after the date the employee met those requirements. In addition, prior to January 1, 2001, participants were eligible to receive employer contributions on the anniversary date of the Plan following the completion of one full year of service as defined by the Plan. Eligible participants had to work at least 1,000 hours during the payroll calendar year and be employed on December 31 to remain eligible.

Contributions: Participants may elect to defer 1% to 15% of eligible compensation, as defined in the Plan, on a pretax basis. The Company's contribution consists of a match of 50% of the participants' voluntary contributions up to 8% of the participants' payroll calendar year compensation, subject to regulatory limitations, and regardless of the number of hours worked during the year. Prior to January 1, 2001, the Plan employees could elect to defer 1% to 10% of eligible compensation and the Company's contribution consisted of a match of 50% of the participant's voluntary contributions up to 6% of the participant's payroll calendar year compensation, subject to regulatory limitations.

Description of investments: Participants enrolled in the Plan are able to direct their investment (including Company matching contributions) among the following funds:

Nordstrom, Inc. common stock: Shares of common stock of Nordstrom, Inc., the parent company of the Plan sponsor. Invested amounts consist solely of assets transferred from the Nordstrom, Inc. Profit Sharing and 401(k) Plan (the Nordstrom, Inc. Plan) to Nordstrom.com, LLC. Participants may not direct their new contributions to the Plan to Nordstrom, Inc. common stock.

Putnam Money Market Fund: This fund invests in high quality money market instruments and guaranteed investment contracts issued by insurance companies, banks, and other financial institutions. The fund offers stability while seeking a competitive rate of return.

Putnam Vista Fund: This fund seeks capital appreciation by investing mainly in a variety of stocks that have the potential for above-average growth, including those of widely traded larger companies; smaller, less well-known companies; and, currently, mostly midsize firms.

Putnam Investors Fund: This fund seeks long-term growth of capital by investing mainly in stock of blue-chip companies, which are large, well-established companies, selected from a broad range of industries. The fund targets companies that are enjoying rising sales and profits and that have dominant positions within their industries.

EuroPacific Growth Fund: This fund invests in stocks of companies located outside the United States, primarily in Europe and the Pacific Basin. The companies range from small firms to multinational corporations located in major foreign markets. This is a high-risk investment with the potential for high returns and long-term growth.

Putnam S&P 500 Index Fund: This fund is for investors seeking a return, before the assessment of fees, that closely approximates the return of the S&P 500 Index, which is an indicator of U.S. stock performance.

Putnam Fund for Growth and Income: This fund seeks capital growth and current income by investing mainly in attractively priced stocks of mature companies that offer long-term growth potential while also providing income.

George Putnam Fund of Boston: This fund seeks a balance of capital growth and current income by investing in a well-diversified portfolio composed mostly of stock and corporate and U.S. government bonds.

PIMCO Total Return Fund: This fund seeks maximum current income and price appreciation consistent with preservation of capital and prudent investment management. The fund targets intermediate-maturity fixed income securities from all major sectors of the bond market.

Putnam Stable Value Fund: This fund invests in guaranteed investment contracts issued by insurance companies and other types of bank investment contracts.

Neuberger Berman Genesis Trust: This fund invests mainly in common stocks of small-capitalization companies, which it defines as those with a total market value of no more than $1.5 billion at the time the fund first invests in them.

CFSB Direct Account (formerly DLJ *direct* Brokerage Gateway Account): This investment alternative allows participants to purchase and sell equities with assets funded from their retirement plan accounts. Participants are not permitted to make direct contributions to their CFSB Direct account. Participants should refer to the Plan documents for specific terms and restrictions.

Participation in investment activity: Individual accounts are credited with a pro rata share of investment income (loss) experienced by the respective Plan funds into which they have directed their account balances.

Vesting in the Plan: On termination of employment for reasons other than retirement, disability, or death, participants retain the Company's matching contributions if they are employed at December 31, at which time the Company contribution is 100% vested. All participants' contributions are fully vested at all times. Prior to January 1, 2001, participants received the Company's matching contributions if they had worked at least 1,000 hours during the payroll calendar year and were employed on December 31, at which time the Company contribution was 100% vested.

Method of payment: On termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's account balance, transfer the participant's balance into another qualified 401(k) plan or IRA, or combine the two options. For termination of service due to other reasons, a participant will receive the value of the vested interest in his or her account as a lump-sum distribution. When an active participant reaches age 60 and continues to work for the Company, the participant is eligible to receive a partial or full distribution of his or her retirement benefits.

Participant loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms are a maximum of 60 months or up to 20 years for the purchase of the principal residence of a participant. The loans are secured by the balance in the participant's account and bear fixed interest rates commensurate with prevailing rates but not less than 1% over the then current prime rate at the employer's principal bank. Interest rates for participant loans outstanding range from 6.0% to 10.5%. Principal and interest are paid bimonthly through payroll deductions. A participant may have no more than two loans outstanding at any one time, only one of which may be for the purchase of a principal residence.

Trustee and administrator of the Plan: The trustee of the Plan is Putnam Fiduciary Trust Company.

The Plan is administered by the Company, which is represented by a two-member committee appointed by the Board of Directors comprising J. Daniel Nordstrom, chief executive officer and director of the Company, and J. William Gurley, director of the Company.

Administrative services were provided to the Plan by Putnam Fiduciary Trust Company.

NOTE 2: SUMMARY OF ACCOUNTING POLICIES

Basis of presentation: The Plan prepares its financial statements using a modified cash basis, and as such there are no employer accounts receivable recorded.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of benefits: Benefits are recorded when paid.

Benefits payable: As of December 31, 2001 and 2000, no benefits were due to participants who had withdrawn from participation in the Plan.

Valuation of investments and income recognition: The Plan's equity and mutual fund investments are stated at fair value. The fair value of the Plan's equity and mutual fund investments is based on quoted market values as of the last business day of the Plan year. The Plan's common/collective investment funds are valued at contract value as they are fully benefit responsive. Participant loans are recorded at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Net unrealized gains and losses are calculated as the net change in fair value of investments from the beginning of the Plan year or purchase date (whichever is later) to the end of the Plan year. Realized and unrealized gains and losses are combined and reported as net appreciation or depreciation in the fair value of investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

NOTE 3: INVESTMENTS

All investment information disclosed in the accompanying financial statements, including investments held at December 31, 2001 and 2000, and net appreciation in fair value of investments, interest, dividends, and investment management fees for the years ended December 31, 2001 and 2000, were obtained or derived from information supplied to the Plan administrator and certified as complete and accurate by the trustee, Putnam Fiduciary Trust Company.

The following table presents the fair value of investments that represent 5% or more of the Plan's net assets at December 31, 2001 and 2000:

	2001	2000
George Putnam Fund of Boston	$ 7,509,164	$ 1,471,304
Putnam Fund for Growth and Income	1,459,707	1,453,957
Putnam Vista Fund	1,438,725	1,976,279
EuroPacific Growth Fund	1,370,021	1,374,257
Putnam Stable Value Fund	1,115,623	560,683
Nordstrom, Inc. common stock: 30,632 shares		557,118

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2001	2000
Mutual funds	$ (944,180)	$ 268,829
Nordstrom, Inc. common stock	63,065	(267,234)
Brokerage assets	(14,609)	(5,259)
Common/collective trust	(1,193)	11,287
	$ (896,917)	$ 7,623

NOTE 4: TRANSFERS

Certain employees of the Company are former employees of Nordstrom, Inc. Prior to January 21, 2000, the Company's employees were eligible to participate in the Nordstrom, Inc. Plan, a plan for Nordstrom, Inc. eligible employees. Effective January 1, 2000, the Company's employees are no longer eligible to participate in the Nordstrom, Inc. Plan. Transfers from the Nordstrom, Inc. Plan represent account balances, including earnings and losses, of all affected participants who transferred from Nordstrom, Inc. to Nordstrom.com, LLC. Included in the transfer of assets is common stock of Nordstrom, Inc.

NOTE 5: RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Putnam Fiduciary Trust Company. Putnam Fiduciary Trust Company is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $15,671 and $2,148 for the years ended December 31, 2001 and 2000, respectively.

The transfer of account balances from the Nordstrom, Inc. Plan to the Plan represents a party-in-interest transaction, as Nordstrom, Inc. is the parent company of Nordstrom.com, LLC.

NOTE 6: PLAN TERMINATION

The Company reserves the right to suspend, discontinue, or terminate the Plan at any time. A suspension or discontinuance will not constitute termination of the Plan.

In the event the Plan is terminated, the respective accounts of the participants under the Plan shall become fully vested and nonforfeitable. After payment of expenses properly chargeable against the Plan, the trustee shall distribute all Plan assets to the participants in the proportions determined by their respective accounts.

During May 2002, Nordstrom, Inc., the parent company of the Plan sponsor, purchased the minority interest ownership of the Company. As a result of this transaction, it is possible that the accounts of the Plan will be transferred to the Nordstrom, Inc. Plan. The Company does not foresee any changes to the Plan through the current Plan year, ending December 31, 2002. The Company will communicate any changes to the Plan for 2003 to employees once such changes are determined.

NOTE 7: TAX STATUS

The Internal Revenue Service has determined, and informed the Company by a letter dated July 13, 2001, that the Plan under its present form meets the requirements of Section 401(a) of the Internal Revenue Code and is exempt from federal income taxes.

NORDSTROM.COM 401(k) PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, and par or maturity value	(d) Current value
*	Nordstrom, Inc. common stock	Employer securities – common shares	$ 508,615
*	George Putnam Fund of Boston	Mutual fund	7,509,164
*	Putnam Fund for Growth and Income	Mutual fund	1,459,707
*	Putnam Vista Fund	Mutual fund	1,438,725
*	Putnam Investors Fund	Mutual fund	453,517
	EuroPacific Growth Fund	Mutual fund	1,370,021
	Neuberger Berman Genesis Trust	Mutual fund	255,962
	PIMCO Total Return Fund	Mutual fund	183,926
*	Putnam Stable Value Fund	Common/collective trust	1,115,623
*	Putnam S&P 500 Index Fund	Common/collective trust	686,060
	CFSB Direct Account	Brokerage assets	11,022
*	Putnam Money Market Fund	Money market fund	2,547
*	Participant loans	6.0 – 10.5%, maturing terms of six months to 20 years	845,457
			$ 15,840,346

* Party-in-interest

EXHIBIT 99.6

NORDSTROM.com 401(k) PLAN

(Effective January 1, 2000)

Lane Powell Spears Lubersky LLP
601 SW Second Avenue, Suite 2100
Portland, Oregon 97204-3158
Telephone: (503) 778-2100
Facsimile: (503) 778-2200

NORDSTROM.com 401(K) PLAN
TABLE OF CONTENTS

NORDSTROM.com 401(K) PLAN
(Effective January 1, 2000)

THIS PLAN is entered into by the undersigned employer, NORDSTROM.com, LLC, (hereafter, the "Company") for the purpose of providing retirement benefits to Participants in the Plan.

WITNESSETH:

WHEREAS, the Company came into existence November 1, 1999, as a subsidiary of Nordstrom, Inc.; and

WHEREAS, certain employees of the Company previously participated in the amended and restated Nordstrom 401(k) Plan as it existed December 31, 1999, which includes provisions intended to comply with § 401(k) of the Internal Revenue Code of 1986; and

WHEREAS, the Company desires to create a retirement program which includes provisions in compliance with § 401(k) and incorporates certain plan design, substantive and administrative provisions similar to that of the Nordstrom 401(k) Plan as it then existed;

NOW, THEREFORE, the Company has resolved that the Plan be adopted as provided herein.

ARTICLE I. NAME OF PLAN

1.1 Name of Plan. Effective January 1, 2000, this Plan shall be known as the NORDSTROM.com 401(k) PLAN and shall be for the exclusive benefit of the Employees of Employers who have adopted the Plan. The terms of the Plan are intended to comply with § 401(a) of the Internal Revenue Code of 1986 as amended, and Treasury Department regulations promulgated in connection therewith, in order that the Trust or Trusts, funded by this Plan may continue to qualify as tax exempt Trusts pursuant to §§ 401(a) and 501(a) of the Internal Revenue Code.

1.2 Effective Date. This 2000 Restatement sets forth for Company the provisions of the NORDSROM.com 401(k) Plan adopted as of January 1, 2000, as amended and restated from time to time.

1.2-1 2000 Restatement. Unless another effective date is specified herein or in a prior Plan amendment, this 2000 Restatement is effective January 1, 2000, and shall govern rights with respect to employment with the Company or an affiliate on and after January 1, 2000. Rights and benefits with respect to employment prior to 2000 shall be governed by the prior version of the Plan in effect at the time of reference, unless otherwise specifically provided herein.

1.2-2 Retroactive Effective Date. Provisions herein that are needed to comply with the Small Business Job Protection Act of 1996 or the Taxpayer Relief Act of 1997 and subsequent legislation and regulations shall be effective retroactively as of the earliest compliance date required by law. Such retroactivity shall not change the effective date or amount of any Employer contribution made under Article V or other benefit provision implemented for reasons other than compliance with the law and regulations.

ARTICLE II. DEFINITIONS

When used herein, the following words shall have the following meanings unless the context clearly indicates otherwise:

2.1 "Administrator" or "Administrative or Retirement Committee" means specifically as follows:

2.1-1 "Administrator" means NORDSTROM.com, LLC (hereafter referred to as the "Company"), charged with those powers and duties of Plan and Trust administration under 11.1-4 and Article III.

2.1-2 "Administrative or Retirement Committee" means the NORDSTROM.com Retirement Committee, established by the Board of Directors of the Managing Member of the Company (the "Board") under 11.1-2(e), and charged with those powers and duties under 11.1-5.

2.2 "Anniversary Date" means December 31st of each year.

2.3 "Compensation" means that compensation that appears on an Employee's IRS Form W-2 for the Calendar Year ending with any Plan Year. For purposes of any Plan Year, Compensation includes all monies paid to an Employee for services rendered in the form of salary and wages, including bonuses and commissions, and those amounts which are part of the Employee's basic compensation scheme and paid regularly in accordance with any agreed formula.

2.3-1 Items Specifically Included. Except as specifically provided herein, the term "Compensation" shall include Employer contributions made pursuant to a salary reduction agreement which are not includible in the gross income of Employee under Code §§ 125, 402(a)(8), 402(h) or 403(b).

2.3-2 Items Specifically Excluded. Except as specifically provided herein, the term "Compensation" shall not include any amounts paid outside of the regularly occurring payment for services (as described above) including, but not limited to, any reimbursements or other expense allowances, employee awards, taxable fringe benefits (and non-taxable fringe benefits not described in

2.3-1), moving expenses, severance, disability pay under the employer's separate written disability program, and other deferred compensation and welfare benefits.

2.3-3 Yearly Maximum. The annual compensation of each Participant taken into account under the Plan for any year shall not exceed the maximum compensation limit in effect under Code § 401(a)(17) as adjusted by the Secretary of the Treasury at the same time and in the same manner as under Code § 415(d). For the Plan Years beginning in 2000, such limit is $170,000. This maximum shall not apply for purposes of 6.5.

2.3-4 Compensation for Testing Purposes. For purposes of the nondiscrimination tests under Code Sections 401(a)(4), 401(k) and (m), the Administrator may use any definition of compensation permitted by Code Section 414(s) in lieu of the definition in this 2.3.

2.4 "Disability" means inability on the part of the Participant to engage in any substantial gainful activity on behalf of the Company by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than eighteen (18) months as certified by a physician who is mutually acceptable to the Participant and Committee.

2.5 "Employee" means, for purposes of this Plan and except as provided below, any person employed by the Employer. However, the term Employee shall not include any of the following:

(a) An employee covered by a collective bargaining agreement that does not provide for participation in the Plan.

(b) A leased employee treated as an employee for pension purposes solely because of Code Section 414(n).

(c) An individual classified by the Employer as either an independent contractor or employee of a nonaffiliated entity rather than as an employee of Employer regardless of such individual's status as a common law employee of Employer.

(d) An employee of Nordstrom, Inc. or its other Subsidiaries or Affiliates.

Notwithstanding the above, subsections (b), (c) and (d) are not intended to exclude such individuals for the purposes of coverage testing under Code Section § 410(b), and, to the extent required, non-discrimination testing under Code Sections 401(a), 401(k) and 401(m).

2.6 "Employer" and "Employers" mean NORDSTROM.com, LLC and any other corporations which adopt this Plan and Trust.

2.7 "Hour of Service" means:

2.7-1 Paid for Work. Each hour for which an Employee is paid, or entitled to payment, for the performance of duties for the Employer during the applicable computation period.

2.7-2 Paid Nonwork Time. Each hour for which an Employee is paid, or entitled to payment, by the Employer (or by any employer required to be aggregated with the Employer under Code §§ 414(b), (e), (m) or (o)) on account of a period of time during which no duties are performed (irrespective of whether the Employee's employment has terminated) due to vacation, holiday, illness, incapacity (including disability), layoff, jury duty, military duty or leave of absence.

Notwithstanding the preceding sentence,

(a) No more than five hundred one (501) Hours of Service are to be credited under this paragraph to an Employee on account of any single continuous period during which the Employee performs no duties (whether or not such period occurs in a single computation period);

(b) An hour for which an Employee is directly or indirectly paid, or entitled to payment, on account of a period during which no duties are performed, is not to be credited to the Employee if such payment is made or due under a plan maintained solely for the purpose of complying with applicable workers' compensation, or unemployment compensation or disability insurance laws; and

(c) Hours of Service are not to be credited for a payment which solely reimburses an Employee for medical or medically related expenses incurred by the Employee.

For purposes of this paragraph, a payment shall be deemed to be made by or due from the Employer regardless of whether such payment is made by or due from the Employer directly, or indirectly through, among others, a trust fund, or insurer, to which the Employer contributes or pays premiums and regardless of whether contributions made or due to the trust fund, insurer or other entity are for the benefit of particular Employees or are on behalf of a group of Employees in the aggregate.

2.7-3 Back Pay. Each hour for which back pay, irrespective of mitigation of damages, is either awarded or agreed to by the Employer. The same Hours of Service shall not be credited both under 2.7-1 or 2.7-2, as the case may be, and under this 2.7-3.

2.7-4 Determination Rules. The determination of Hours of Service for reasons other than the performance of duties, and the crediting of Hours of Service to computation periods, shall be in accordance with Department of Labor regulations 29 C.F.R. 2530.200b-2(b) and (c), which is incorporated by this reference.

2.8 "Leased Employee" means any person (other than an employee of the recipient) who pursuant to an agreement between the recipient and any other person ("leasing organization") has performed services for the recipient (or for the recipient and related persons determined in accordance with § 414(n)(6) of the Code) on a substantially full-time basis for a period of at least one (1) year, and such services are performed under the direction and control of the employer.

A leased employee shall not be considered an employee of the recipient if: (i) such employee is covered by a money purchase pension plan providing: (1) a nonintegrated employer contribution rate of at least ten percent (10%) of compensation, as defined in § 415(c)(3) of the Code, but including amounts contributed pursuant to a salary reduction agreement which are excludable from the employee's gross income under §§ 125, 402(a)(8), 402(h) or 402(b) of the Code, (2) immediate participation, and (3) full and immediate vesting; and (ii) leased employees do not constitute more than twenty percent (20%) of the recipient's Non-Highly Compensated work force.

2.9 "Named Fiduciary" means the appropriate party, parties or entities appointed or delegated such named fiduciary functions pursuant to Articles III and XI.

2.10 "Participant" is an Employee who has qualified under, and is actively participating in the Plan. An "active" Participant is one whose employment with Employer continues and who has completed one thousand (1,000) or more hours in a Payroll Year. An "inactive" Participant is one whose employment has terminated but who has not received a complete distribution of his or her account or one who has completed more than five hundred (500) but less than one thousand (1,000) hours in a Payroll Year.

2.11 "Payroll Year" means the three hundred and sixty-five (365) (or three hundred and sixty-six (366)) day period during which services are rendered for payment received during a specific calendar year. Payroll Year services are rendered during the period commencing with December 16 and ending the next following December 15, with Payroll Year Compensation paid for those services on paychecks paid January 5 through December 20 of that same year. The Plan Year shall be the limitation year.

2.12 "Plan" means "THE NORDSTROM.com 401(K) PLAN" set forth in this document and all subsequent amendments thereto.

2.13 "Plan Year" means the 12-month period commencing on January 1 and ending on December 31 (the Anniversary Date).

2.14 "Retirement" means a Participant's separation from service after attaining normal retirement age as defined in 7.1.

2.15 "Subsidiary or Affiliated Company" means a corporation, the majority of whose outstanding shares of stock or capital stock and surplus are owned by the Employer, or by those individuals, trusts, or corporations who from time to time own a majority of the outstanding shares of stock of the Employers, or any of them, and also means a partnership composed of those individuals, trusts, or corporations who from time to time own a majority of the outstanding shares of stock of the Employers, or any of them.

2.16 "Taxable Year" means the twelve (12) month period adopted by the Employer for its tax purposes.

2.17 "Terminated Employee" means any person whose employment has terminated for any reason other than death or disability before attainment of Employee's normal retirement date as provided in 9.1. A leave of absence, temporary layoff, or service in the Armed Forces of the United States, as determined by uniform rules to be adopted by the Employer, shall not be considered a termination of employment for purposes of this Plan. All Participants similarly situated shall be similarly treated by Employer in granting leaves of absence.

2.18 "Trustee" means the person or persons holding the assets of the Plan pursuant to the terms of one or more Trust Agreements entered into by the Employer. As of the Effective Date of the Plan, the Trustee is Putnam Fiduciary Trust Company.

2.19 "Trust Fund" means those funds and assets of the Plan held by the Trustee.

2.20 "Valuation Date" or "Allocation Date" means any day that the New York Stock Exchange is open for business.

2.21 "Year of Service" means a Payroll Year in which an Employee was employed by the Employer during which time such Employee performed one thousand (1,000) or more Hours of Service for which the Employee was paid or entitled to be paid.

2.22 Rules of Construction. In construing this Agreement, the masculine and neuter genders include the feminine and each other and the singular includes the plural.

ARTICLE III. ADMINISTRATION OF PLAN

3.1 Plan Administrator. The Company as Administrator, in conjunction with the Retirement Committee, has the general powers and authority to administer provided below in 3.1-1 to 3.1-3:

3.1-1 Complete Administrator Power. The complete power and authority, in its sole discretion, to implement and delegate all functions necessary or desirable for the proper administration of the Plan, including but not limited to powers set forth in this Article III.

3.1-2 Actions Binding. Any action taken in good faith in the exercise of authority conferred by this Plan shall be conclusive and binding upon the Participants and their beneficiaries.

3.1-3 Discretion is Absolute. All discretionary powers conferred upon the Administrator and Retirement Committee, as applicable, shall be absolute, provided, however, that no discretionary power shall be exercised in a manner that results in discrimination in favor of Employees who are officers, shareholders or Highly Compensated Employees of the Company.

3.2 Enumerated Administrative Powers. Without limitation of its general powers under the Plan, the Company and Retirement Committee, as applicable, shall have the following enumerated powers:

3.2-1 Control Administration. Full power and authority to control and manage the operation and administration of the Plan.

3.2-2 Plan Interpretation. To construe and apply all Plan and Trust provisions, including the specific power and authority to interpret the Plan and Trust, to remedy or resolve ambiguities, inconsistencies or omissions and to decide any questions about the rights of Participants and their beneficiaries.

3.2-3 Benefit Eligibility. To decide all questions relating to the eligibility of Employees to become Participants, the amount of service of any Employee or Participant, and the amount of benefits to which any Participant may be entitled by reason of service prior to or after the effective date hereof.

3.2-4 Benefit Payment. To approve the payment of all benefits as they become payable under the Plan and to pursue the recovery of any payment made which exceeds the amount to which an individual is entitled to receive under the terms of the Plan.

3.2-5 Service Providers. To engage such professional consultants, assistants and service providers as the Administrator, in its discretion, deems advisable, necessary or appropriate, including (but not limited to) accountants, actuaries, consultants, legal counsel, medical practitioners and clerical assistants to perform services with regard to any of its responsibilities under the Plan, and to rely on opinions and advice given by any such third party.

3.2-6 Records. To ensure that all records necessary for proper operation of the Plan are kept.

3.2-7 Reports and Disclosures. To ensure compliance with all reporting, filing and disclosure requirements imposed on the Plan "administrator" by ERISA and any other applicable law.

3.2-8 Inspection of Records. During business hours to make available to service providers and any Participant or beneficiary any records relating to the Plan as required by law, provided that a Participant or beneficiary shall be entitled to examine only such records as pertain exclusively to him or her, including (but not limited to) the Plan and Trust Agreement and all amendments thereto.

3.2-9 Indemnity Bond. To arrange for all bonds required by law, but the amount thereof need not exceed the minimum requirements imposed by law.

3.2-10 Legal Process. To designate an agent for service of legal process in any suit or action involving the Plan.

3.2-11 Fees and Expenses. To negotiate and fix the compensation or fees, as the case may be, of all officers, agents, counsel, the Trustee, or other person retained or employed by the Administrator or other party designated to carry out administrative duties under the Plan.

3.2-12 Other. To perform or cause to be performed such further acts as it may deem necessary, appropriate or convenient for the efficient administration of the Plan.

3.3 Administrative Records. Each party having responsibility for any Plan administration function under the Plan shall keep such records as shall be appropriate for the orderly and efficient performance of such functions, and shall permit any other party having Plan administration responsibility to examine any of such records which are appropriate to the latter's functions.

3.4 Company Records. The records of the Company shall be conclusive evidence as to all matters forming the basis for participation in the Plan and for the calculation of benefits thereunder. Any individual or entity shall be entitled to rely upon a certificate of an officer of the Company as to any Employee's years of service, age, average earnings and cause for the termination of service, and as to any other information pertinent to the calculation or determination of the Employee's interest under the Plan.

3.5 Duties of Participant. The Administrator may require a Plan Participant to furnish to it such information and instruments or documents as it may deem necessary in the administration of the Plan. Compliance with such requirements shall be a condition of a Participant's receipt of benefits.

3.6 Administrator Expenses. No Company employee who performs administrative functions under the Plan shall receive any compensation for such service beyond his or her compensation as an Employee of the Company, but shall be entitled to reimbursement from the Company for any reasonable expenses actually and properly incurred in the performance of such duties.

3.7 Individuals Indemnified. The Company hereby indemnifies any Company Employee or Director who carries out any responsibilities under the Plan, and holds them harmless from the effects, consequences, expenses, attorney fees and damages arising from their acts or conduct in such capacity, except to the extent that such consequences are the result of their own willful misconduct or breach of good faith. Such indemnification shall be in addition to any other rights each may have as a matter of law, or by reason of any insurance or other indemnification.

3.8 Administrator Continues Until Trust Exhausted. If the Company shall cease to exist and no successor adopts or continues the Plan, the members of the Retirement Committee at that time (and their successors) shall remain in office until final termination of the Trust, and shall assume any and all powers and duties not otherwise previously delegated. The remaining member or members shall fill any vacancies caused by death, resignation, disability or other cause.

3.9 Plan Expenses.

3.9-1 Expenses Paid by Trust Fund. The following shall be paid by the Trust Fund:

(a) Operating Expenses. All expenses of the Administrator and the Trust, as the case may be, attributable to the operation of the Plan and Trust, to the extent they constitute reasonable expenses of administering the Plan and are not paid by the Company under 3.9-2.

(b) Taxes. Any taxes and related interest and penalties assessed against the Trust Fund.

3.9-2 Payment by Company. Except for the reimbursement to the Company of direct expenses consistent with 15.9, the obligation of the Trust to pay any expenses charged to the Trust shall cease to exist to the extent such charges are paid by the Company.

3.9-3 Administrator Protest. Payment under 3.9-1 or 3.9-2 may be withheld pending resolution of any objection by the Administrator.

ARTICLE IV. ELIGIBILITY OF EMPLOYEES TO PARTICIPATE

4.1 Initial Participation. All Employees, as defined in 2.5, are eligible to participate in this Plan.

4.1-1 Current Employees. All Employees employed on December 31, 1999, shall be eligible to participate in the Plan January 1, 2000.

4.1-2 Current Participants. All Employees currently eligible for the Nordstrom, Inc. 401(k) Plan shall be eligible to participate in the Plan January 1, 2000.

4.1-3 January 1, 2000 and After. Thereafter, Eligible Employees may begin to participate as Participants of this Plan on the February 1 or August 1 Plan entry date coinciding with or next following the date of their employment by filing a salary deferral election with Administrator or its designated agent in accordance with 5.3. Provided, however, that employees who have attained age 21 and completed 1 year of service shall commence participation in the Plan not later than the earlier of (a) the first day of the Plan Year following the date the Employee meets those requirements, or (b) the date which is 6 months after the date the Employee meets those requirements.

4.2 Break in Service□Reemployment After Break. An Employee who becomes a Participant of this Plan remains a Participant until he/she has a "Break in Service" as defined herein. If a Participant incurs a Break in Service, and subsequently is reemployed by the Employer, he/she will become eligible to resume participation as of the date of reemployment.

4.3 Information from Employer. As of each Anniversary Date, the Employer will communicate to the Administrator, or its designated agent, the appropriate information necessary to ascertain all eligible Employees, their dates of employment, hours of Payroll Year service, annual compensation, and dates of termination.

ARTICLE V. EMPLOYER CONTRIBUTIONS

5.1 Employer Contributions. For each Plan Year, the Employer shall contribute to the Plan the amounts under the following 5.1-1, 5.1-2 and 5.1-3:

5.1-1 401(k) Elective Deferral. The amount of total salary deferral elections of all Participants made pursuant to 5.3, which amount shall be termed the "Salary Deferral Contribution," plus

5.1-2 Employer Match. A matching contribution equal to (a) the designated percentage determined under 5.2 of (b) the Salary Deferral Contribution of all Participants as determined and limited under 5.2, which amount shall be termed the "Employer Matching Contribution."

5.1-3 Form. All contributions by the Employer shall be made in cash or in such properties as acceptable to the Trustee.

5.2 Limitation on Matching Contributions. Employer Matching Contributions shall be made at a rate of $0.50 for each $1 of eligible Salary Deferral Contribution made by a Participant during the Plan Year.

5.2-1 Eligible Salary Deferral Contributions. Only Salary Deferral Contributions of less than or equal to the first six percent (6%) of a Participant's Compensation that remain in the Plan through the Anniversary Date (the "Matchable Contributions") shall be eligible to be matched by Employer Matching Contributions.

5.2-2 Requirements For Match. A Participant may receive an Employer Matching Contribution only if such Participant is employed on the Anniversary Date and completed a Year of Service during the Payroll Year ending with or within the Plan Year. However, Participants who retire, are disabled or die (under 7.1 - 7.3) during the Plan Year for which such Employer Matching Contribution is made shall not be required to be employed on the Anniversary Date, provided such Participant's entire account remains undistributed on such Anniversary Date.

5.2-3 Employer Right to Modify. The Employer reserves the right to increase the rate of Matching Contributions at any time prior to the end of the Plan Year and to otherwise modify, not less than sixty (60) days prior to any Plan Year, both the rate of Employer Matching and the level of Matchable Contributions for that Plan Year. Employer shall notify Participants in writing prior to the beginning of any Plan Year for which a change is effected.

5.3 Participant's Salary Deferral Election.

5.3-1 Deferral Amount. Subject to the adjustment provided in 6.6 and 6.8 and provided that such amount will not cause the Plan to violate the provisions of 6.7 or 6.9, or cause the Plan to exceed the maximum amount allowable as a deduction to the Employer under § 404 of the Code, each Participant may elect to defer a portion of his or her Compensation up to the maximum of ten percent (10%) of such Compensation for any Plan Year (but not in excess of the dollar limitation provided herein). No Participant shall be permitted to have Deferral Amounts made under this Plan in excess of the dollar limitation contained in Code Section 402(g) in effect at the beginning of such taxable year. The Plan Administrator may, at any time, reduce the Deferral Amount for any Participant if it determines that reduction is necessary in order to avoid exceeding the limits imposed by this subsection.

5.3-2 Excess Deferrals. Excess Deferral means, for a given calendar year, that amount by which each Participant's total Deferral Amount under all plans of all employers exceeds the dollar limit in effect under Code Section 402(g) for the calendar year, as annually indexed by the Secretary of the Treasury. For the Plan Year beginning on January 1, 2000, that dollar limit is $10,500. The Plan Administrator will distribute any Excess Deferral, together with income allocable thereon, to the Participant no later than April 15 of the calendar year immediately following the close of the calendar year for which the Excess Deferral is made. If an Excess Deferral occurs because of Deferral Amounts combined with deferrals under one or more plans not maintained by an Employer, the excess shall be distributed if the following conditions are satisfied:

FIRST, the Participant notifies the Plan Administrator of the Excess Deferral by March 1 following the close of the year, unless the Plan Administrator waives the deadline; and

SECOND, the notice specifies how much of the Excess Deferral is to be distributed from this Plan.

5.3-3 Deferral Account. The amount by which Compensation is reduced shall be that Participant's Salary Deferral Contribution and shall be allocated to that Participant's "Salary Deferral Account." For the purpose of this Plan, however, such Salary Deferral Contribution shall be treated as a contribution by the Employer, except as otherwise specified herein.

5.3-4 Changes to Deferral. During employment, a Participant may modify, suspend or resume Salary Deferral Contributions by any telephonic, electronic or written means established by the Administrator. Any such change shall be effective as of the first day of the next payroll cycle following processing of the change notification received by the Administrator; provided, however, that if the Administrator is not able to administratively process the change by such payroll date, the change shall be effective as soon as the administrative processing is complete. A Participant's Salary Deferral election will be automatically suspended upon a Participant's termination of employment with Employer. A rehired Participant must reinitiate a Salary Deferral election by notice communicated in any manner available to a new employee making the first election.

5.4 Deferral Account Administration and Distribution. Assets allocated to a Participant's Salary Deferral Account shall be subject to the following provisions and restrictions.

5.4-1 Fully Vested. The balance in each Participant's Salary Deferral Account shall be fully vested at all times and shall not be subject to forfeiture for any reason.

5.4-2 Distribution Events. Any Participant may make withdrawals from his or her Salary Deferral Account in the event of total and permanent disability, retirement, termination of employment, or proven hardship pursuant to the terms of 5.4-6 below.

5.4-3 Distribution Value. At normal retirement date, or such other date when the Participant shall be entitled to receive benefits, the fair market value of Participant's Salary Deferral Account shall be used to provide retirement benefits to the Participant in accordance with Articles VII through IX.

5.4-4 Investment Direction. Amounts allocated to a Participant's Salary Deferral Account shall be subject to the Participant's election among Investments Funds pursuant to 5.10.

5.4-5 Investment Pending Allocation. Salary Deferral Contributions made pursuant to this section may be segregated into a separate account for each Participant in a federally insured savings account, certificate of deposit in a bank or savings and loan association, money market certificate, or other short-term debt security acceptable to the Trustee until such time as allocations pursuant to 6.1 have been made.

5.4-6 Hardship Withdrawal. At the direction of the Administrator and in accordance with uniform rules consistently applied, the Administrator may direct Trustee to distribute a Participant's Salary Deferral Contributions to the Participant or his or her beneficiary in the case of "hardship" pursuant to 5.4-6(a)-(g) below.

(a) Maximum Amount. The maximum distribution in any one (1) Plan Year shall be the sum of the Participant's Salary Deferral Account, valued as of the last valuation date. Distributions shall be limited solely to the Participant's Salary Deferral Contributions for all Plan Years without regard to any Employer Matching Contributions or any earnings on such Salary Deferral Account, or the value of Participant's Salary Deferral Account, whichever is less.

(b) Hardship. The term "hardship" as used herein shall mean immediate and heavy financial need of the Participant resulting from (i) Uninsured Medical and Dental expenses (as described in Code § 213(d)) incurred or to be incurred by the Participant, the Participant's spouse, or Participant's dependents, (ii) purchase (excluding mortgage payments) of a principal residence for the Participant, (iii) payment of tuition or related fees for the next year of post-secondary education for the Participant, Participant's spouse or Participant's children or dependents, or (iv) payments needed to prevent the eviction of Participant from his or her principal residence or to prevent foreclosure on the mortgage of Participant's principal residence, and (v) any tax obligation which becomes payable on account of a distribution for any hardship described in (i) through (iv).

(c) Evidence of Hardship. The determination of whether hardship exists shall be made consistently with Treasury Regulation § 1.401(k)-1(d)(2). The Administrator shall require the Participant to provide written certification of the facts and circumstances establishing that Participant has met one of the hardship categories and may consider other relevant evidence.

(d) Fee. The Administrator may charge a reasonable fee for processing hardship withdrawals.

(e) Valuation. In the event a hardship withdrawal is made by a Participant other than at a regular Valuation Date, the allocation of investment gains and losses to the account pursuant to 6.2 shall be made as if such withdrawal had occurred on the preceding Valuation Date, and no gains or losses allocable to the withdrawn funds shall be credited therefor, except that a Participant's Nordstrom Stock Account, if any, shall be valued to the date of withdrawal.

(f) Withdrawal Precludes Match. No matching contribution shall be made for any Plan Year if a withdrawal of a Participant's Salary Deferral Contribution is made prior to the end of that Plan Year; and for the purposes of this rule, hardship distributions shall be deemed made on a last in/first out ("LIFO") basis.

(g) Frequency Limitation. No more than one (1) hardship distribution may be made within any five (5) year period, except that distributions for educational purposes may be made as needed (but no more frequently than quarterly) throughout the term of the education. In addition, a distribution otherwise qualifying as a hardship distribution may be made in the year of a Participant's termination without regard to whether a prior hardship withdrawal has occurred within the preceding five (5) years.

5.4-7 Procedure. The Employer and the Administrator shall adopt a procedure necessary to implement the salary reduction elections provided for herein.

5.4-8 Compliance With IRS Rules. In any case where any of the foregoing provisions of this 5.4 are not in conformity with regulations of the Department of Treasury that are from time to time promulgated, the nonconforming provisions may be amended retroactively to assure conformity.

5.4-9 Method of Deferral. Salary Deferral Contributions shall be made by payroll deductions only, except that Administrator may accept a check directly from the Participant in the event of an administrative error in payroll deductions.

5.5 Time of Payment of Contributions. The Employer shall pay the Trustee Employer Matching Contributions for each Plan Year within the time prescribed by law, including extension of time for filing the Employer's federal income tax return for the Employer's fiscal year in which such Plan Year ends. The Employer shall pay to the Trustee Salary Deferral Contributions accumulated through payroll deductions as soon as administratively practicable and in no event later than fifteen (15) business days after the close of the month the Salary Deferral is withheld from the Participant's Compensation.

5.6 Maximum Profit Sharing Plan Contribution. The sum of employer contributions to the Plan cannot exceed the maximum limitation permitted by Code Section 404(a)(3). Notwithstanding the foregoing, to the extent that it is necessary in order to provide the minimum top-heavy contribution pursuant to 10.3-1, the Employers may make a contribution even if it exceeds current or accumulated net profit or the amount which is deductible under Code § 404.

5.7 Rollover Contributions. Effective September 1, 1996, the Plan may accept the rollover of funds on behalf of a Participant from a qualified trust described in Code § 401(a) and exempt from tax under Code § 501(a) (the "other Plan") or from an Individual Retirement Account ("IRA") described in Code § 408(d)(3)(A)(ii), subject to the approval of the Plan Administrator and the provisions of 5.7-3, and provided the conditions in 5.7-1 and 5.7-2 are met:

5.7-1 Eligible Rollover Distribution. The rollover must be an eligible rollover distribution (as defined in 8.7-2(a)) paid to or on behalf of the Participant either:

(a) pursuant to participation in the other Plan; or

(b) pursuant to a qualified domestic relations order, as the spouse or former spouse of a participant in the other Plan; or

(c) pursuant to the complete distribution of the Participant's IRA which was created solely by, and consists entirely of, funds rolled over from the other Plan; and

5.7-2 Qualified Transfer. The rollover must be paid in cash to the Trustee either:

(a) by a direct transfer from the Trustee(s) of the other Plan or IRA; or

(b) by payment from the Participant on or before the 60th day following the Participant's receipt of the distribution from the other Plan or IRA.

5.7-3 Rollover Account. The transferred amount accepted by the Plan shall be placed in the Participant's Salary Deferral Account, and shall be at all times subject to the deferral account vesting, investment and distribution provisions of 5.4-1 through 5.4-5, but shall not be considered a Participant Salary Deferral Contribution for purposes of the Employer Matching Contribution or nondiscrimination requirements and limitations of this Plan and the Code.

5.8 Plan Qualification. Notwithstanding any provisions in this Agreement to the contrary, contributions to this Plan are made upon the condition precedent that this amended and restated Plan must be initially approved and ualified as meeting the requirements of § 401(a) of the Code. Accordingly, the Employer reserves the right to amend this Agreement, retroactively or otherwise, as may be required in order to obtain approval of the Plan. If the amended Plan does not receive a favorable determination and is thereafter terminated, all contributions made by the Employer and earnings thereon made after the effective date of this agreement shall be recovered by the Employer, provided that they are returned to the Employer within one (1) year after the date of denial of qualification of the Plan. No Participant or beneficiary has any vested right or claim to any asset of the Plan or to any benefit under the Plan before the Internal Revenue Service determines that the Plan qualifies under § 401(a) of the Code.

5.9 Return of Mistaken and Nondeductible Contributions.

5.9-1 Mistake of Fact. In the event that Employer shall make an excessive contribution due to a mistake of fact, pursuant to § 403(c)(2)(A) of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, Employer may demand repayment of such excessive contribution at any time within one (1) year following the time of payment and Trustee shall return that amount to Employer within the one (1) year period. Earnings of the Plan attributable to the excess contributions may not be returned to the Employer, but any losses attributable thereto must reduce the amount so returned.

5.9-2 Disallowed Deduction. Employer contributions hereunder are made on the condition that such contributions are deductible under § 401(a) of the Internal Revenue Code. In the event that any contribution hereto is disallowed and found not to be deductible by the Internal

Revenue Service, or any other regulatory agency, the Employer may recover all or any portion of such contribution, provided it is returned within one (1) year after the denial of the deduction.

5.9-3 No Participant Interest. No Participant or beneficiary has any vested right or claim to any asset of the Plan or to any benefit under the Plan which may be returned pursuant to 5.9 of this Plan.

5.10 Participant Investment Control.

5.10-1 Assets Held in Trust. All Plan assets attributable to Salary Deferral and Employer Matching Contributions, and investment earnings and gains or losses thereon, shall be held by one (1) or more of the Plan Trustees under a Trust Agreement, to be managed, invested, reinvested and distributed in accordance with the Plan, the Trust Agreement and any agreement with an insurance company or other financial institution constituting a part of the Plan and Trust Fund. The Trustee shall cause to be established and maintained the multiple investment Funds approved by the Retirement Committee from time to time.

5.10-2 Participant Investment Control. All account balance amounts attributable to Salary Deferral and Employer Matching Contributions, and investment earnings, gains or losses thereon, credited to a Participant's account shall be invested and reinvested in one (1) or a combination of Funds to be established by the Trustee as provided in the following subparagraphs (a)-(f). For purposes of 5.10-2, "Participant" includes a beneficiary entitled to receive the balance in a Plan account, and "Plan" means only this NORDSTROM.com 401(k) Plan.

(a) Establishment and Operation of Funds. The Trustee shall establish and maintain at least three (3) investment funds ("Funds"), and establish and implement procedures to enable each account to be invested in one (1) or more of such Funds pursuant to directions made from time to time by each Participant who, at the time of such direction, is entitled to receive benefits from such account at termination of employment or other distribution event under the Plan, pursuant to this 5.10-2.

(b) Fund Selection. The Funds shall consist of the Nordstrom Stock Fund ("Fund A"), a self-directed brokerage account ("Fund B") and such other Funds as the Retirement Committee shall select from time to time. Criteria for the other Funds shall include the following (1) and (2):

(1) Other Funds Individually. Each Fund, other than Funds A or B, shall meet the following criteria (A) and (B):

(A) Prudent Investment Management. Each Fund other than Funds A or B shall be under the fiduciary investment management of an Investment Manager or registered investment adviser within the meaning of ERISA §§ 3(21) and 3(38), shall consist of one (1) or more investments which are prudent for Participants who direct how their retirement Plan account balances shall be invested, and which, within the type of investments used for such Fund, meet the diversification and locus of ownership requirements of ERISA § 404 and the liquidity needs of the Plan.

(B) Types of Funds. Without limitation, any such other Fund may be a diversified investment portfolio of any of the following types:

(i) any registered mutual fund or funds;

(ii) direct investments made by an Investment Manager designated from time to time by the Retirement Committee;

(iii) any common, collective or commingled Trust Fund maintained by a bank or other financial institution which is qualified under Code §§ 401(a) and 501(a) and constitutes a part of the Plan and Trust Fund;

(iv) stocks, common or preferred, bonds and other evidences of indebtedness or ownership of Trustee's choice; or

(v) a group deposit administration annuity contract or other type of contract issued by an insurance company or companies which utilizes commingled, separate or individual separate investment accounts and constitutes a part of the Plan and Trust Fund.

(2) Other Funds in the Aggregate. In the aggregate, Funds other than Funds A and B shall meet the following criteria (A) and (B):

(A) Broad Range of Investment Alternatives. At any time on and after January 1, 2000, there shall be at least three (3) such other diversified Funds which individually have materially different risk and return characteristics from each other, and in the aggregate will enable the Participant to achieve an investment mix with risk and return characteristics that are normally appropriate for a participant in a Plan of this type. Without limitation, such grouping of Funds shall include at least one (1) Fund from each of the following three (3) general types of investment characteristics:

(i) An income producing fund with low risk and ready liquidity.

(ii) A balanced fund designed to achieve higher return than (i) over longer term market cycles by investing both in stocks and other equities, and bonds and other fixed income investments, and which may be expected to have higher risk than (i).

(iii) An equity fund designed to achieve higher return than (i) or (ii) over longer term market cycles from investment in stocks and other equity investments, and which may be expected to have higher risk than (i) or (ii).

(B) Multiple Funds. At any time there may be more than one (1) Fund of any type specified in (2)(A) above, and one (1) or more additional Funds which might not be any of types (i)-(iii), and the risk and return characteristics of each Fund within a type may vary from Fund to Fund.

(c) Participant Choice Generally. Except as otherwise provided for Funds A or B under 5.10-2(d) and (e) below, Participant choice of investment among Funds shall be administered by the Company under the following rules 5.10-2(c)(1)-(7):

(1) Frequency. Each Participant shall be entitled to make or change any investment direction or mix for the Participant's account at least once during each consecutive three (3) month period. The Retirement Committee may allow more frequent direction if appropriate for any particular Fund or if it decides to do so for all Funds. As of February 7, 2000, it is intended that Participants should have the ability to make such changes daily.

(2) Form. The investment direction by the Participant may be made by any written, telephonic or electronic means approved by the Retirement Committee and shall be in any multiple of five percent (5%) of the amount or account to be invested at the time of direction. Company shall be responsible for establishing safeguards to assure that a specific direction for a Participant's account is by the Participant or the Participant's legal representative, and for reporting such directions to the Trustee, and to any administrative office of the Plan or any Fund as needed to effect any such direction. Trustee shall make sure that all investments are made pursuant to directions communicated to it. Trustee shall have the right to rely on the direction provided by the Retirement Committee and not be liable for failure to execute a Participant's election unless such failure is due to Trustee's negligence, willful misconduct or failure to act in good faith.

(3) Disclosures. The Company (or its Administrative Agent) shall provide the following information in (A)-(I) to all Participants in such form and at such times as the Company shall deem appropriate to provide sufficient information to enable each Participant to make informed decisions with regard to investment alternatives and the incidents of ownership of any such investment:

(A) ERISA § 404(c). An explanation that the Plan is intended to constitute a plan described in ERISA § 404(c) and related regulations, and that the fiduciaries of the Plan may be relieved of liability for any losses which are the direct and necessary result of investment instructions given by any Participant.

(B) Investment Alternatives. A description of the investment alternatives available under the Plan and, with respect to each designated investment alternative, a general description of the investment objectives and risk and return characteristics of each such alternative, including information relating to the type and diversification of assets comprising the portfolio of the designed investment alternative.

(C) Investment Managers. Identification of any designated Investment Managers.

(D) Choice by Participant. An explanation of the circumstances under which Participant may give investment instructions and of any specified limitations on such instructions under the terms of the Plan, including any restrictions on transfer to or from a designated investment alternative, and any restrictions on the exercise of voting, tender and similar rights appurtenant to a Participant's investment in an investment alternative.

(E) Fees and Expenses. A description of any transaction fees and expenses which affect the Participant's account balance in connection with purchases or sales of interests in investment alteratives (e.g., commissions, sales load, deferred sales charges, redemption or exchange fees).

(F) Information Source. The name, address, and phone number of the Company representative responsible for providing relevant information upon request and a description of the information which may be obtained on request.

(G) Confidentiality. A description of the procedures established to provide for the confidentiality of information relating to the purchase, holding and sale of Company securities in Fund A and the exercise of voting, tender and similar rights in Fund A shares, and the name, address and phone number of the Trustee representative responsible for monitoring compliance with the procedures.

(H) Prospectus Information. A copy of the most recent prospectus or similar disclosure document furnished by any Fund to the

Company or Trustee shall be provided to a Participant immediately before or after such Participant makes the initial investment in such Fund.

(I) Information Upon Request. Upon request, a Participant shall be given the following most current information available to the Plan: (i) a description of the annual operating expenses of each Fund, including the total expenses as a percentage of average net assets; (ii) the latest prospectus, financial statements and reports furnished to the Plan; (iii) a list of assets held by each Fund and the value or percentage each asset represents in the Fund, including with respect to any fixed rate nongovernmental investment contract the identity of the issuer and the term and return rate of the contract; (iv) share or unit value in each Fund and past and current investment performance on a reasonable and consistent basis; (v) the value of shares or units held in the Participant's account.

(4) Voting Rights. Except as provided below in (d) or (e) regarding Funds A and B, the Trustee or Investment Manager of the Fund shall have complete discretion whether or not to exercise all voting, tender and other ownership rights incidental to ownership of Plan investments in any Fund and such rights shall not be passed through to or exercised by any Participant.

(5) Plan Expenses. No account balance shall be reduced by any expense charge other than (i) expenses charged by the Fund to derive net share or unit value of the Participant's investment in that Fund, and (ii) expenses charged by the Plan to make or process any loan account assets to the Participant.

(6) Default Fund. The Retirement Committee shall designate the Fund or Funds that shall be used in the event a Participant fails to make a timely designation of any particular Fund(s), and assets in Participant's account shall be so invested until changed by the Participant's later timely designation.

(7) Participant Free Choice. Each Participant shall have full power and discretion to control the investment of all assets in such Participant's account without restriction and without regard to the resulting risk or return or what any other Participant or a prudent fiduciary might do in like circumstances. Every designation of any investment Fund by a Participant shall be an exercise of Participant control for purposes of the limitation of fiduciary liability under 5.10-2(f).

(d) Fund A□Nordstrom Stock Fund. The following special rules 5.10-2(d)(1)-(5) apply to Participant directed investment in Nordstrom, Inc. common stock under Fund A to the extent they modify the general rules in 5.10-2(c) above:

(1) Participant Directed Investment. The Trustee shall establish Fund A to receive that portion of the Participant's Nordstrom 401(k) Plan

Account Balance invested in Nordstrom, Inc. stock. On and after the date such funds are received, in accordance with a Participant's direction pursuant to 5.10-2 and the Plan, the Trustee shall transfer such amounts to other Investment Funds or Fund B. On and after the Effective Date, Participants may not direct any salary deferral, matching or rollover contribution, or redirect any amounts in their account from the Investment Funds or Fund B, into Fund A; provided, however, that Participants may redirect the amounts in Invested Fund A into other Investment Funds or Fund B in accordance with this 5.10 and the rules and procedures established by the Company.

(2) Voting. Voting, tender and similar ownership rights incidental to ownership of the shares of Nordstrom, Inc. stock held in or for the Fund A account of each Participant ("shareholder Participant") shall be passed through to the shareholder Participant in accordance with (2)(A)-(B), (3) and (4) next following:

(A) Shareholder Information. Each shareholder Participant shall receive all proxy statements, proxies and other information furnished to Nordstrom, Inc. shareholders in connection with ownership of Nordstrom, Inc. stock and any matters submitted to them for shareholder vote, tender or other shareholder action.

(B) Exercise of Shareholder Rights. Each shareholder Participant shall have the right to determine relevant information and exercise or not exercise all shareholder rights, in person or by proxy, and to do so on a confidential basis, without potential for undue employer influence in connection therewith.

(3) Company Role. In addition to other powers and duties under this 5.10-2 involving Fund A shares, the Company and the issuer (Nordstrom, Inc.) shall comply with the following (3)(A)-(B) with regard to all Fund A shares and Participant rights:

(A) Confidentiality. Each Company or issuer employee involved in Plan administration shall keep in confidence all confidential information regarding any individual Participant's action or inaction regarding any Fund A participation or nonparticipation, unless the Participant gives voluntary consent to disclosure or the information must be disclosed to comply with applicable law.

(B) Notice to Trustee. The Company shall notify the Trustee of any facts or circumstances that do or might involve the potential for undue employer influence.

(4) Voting Trustee Role. In connection with any Participant's purchase, holding, voting, tender, sale or exercise of other shareholder rights involving Nordstrom, Inc. stock in Fund A, a Plan fiduciary that is independent of the Company or the issuer, shall establish procedures, make determinations and take other actions the Voting Trustee deems appropriate to comply with the following (4)(A)-(C):

(A) Confidentiality. Voting Trustee shall ensure that appropriate safeguards are in place to maintain the confidentiality of information relating to such Participant actions, unless the Participant gives voluntary consent to disclosure or the information must be disclosed to comply with applicable law.

(B) Avoid Undue Employer Influence. Voting Trustee shall take appropriate action to enable each shareholder Participant to exercise Fund A shareholder rights without undue employer influence in any circumstance that Voting Trustee, or another Plan fiduciary, determines to involve a potential for undue employer influence upon Participants with regard to direct or indirect exercise of shareholder rights.

(C) Voting or Tender of Shares. With regard to voting or tender of any Nordstrom shares held in Fund A, the Trustee (i) shall ensure that Participant directions to vote for or against, or in the discretion of the Trustee, or to tender or not tender, with respect to Participant's Fund A shares is effected as directed by the Participant; (ii) as legal owner, shall exercise its sole discretion as to any shareholder rights regarding all shares for which the Trustee does not receive the Participant's direction; and (iii) shall take such action as Trustee, in its sole discretion, deems appropriate in any circumstance that does or might involve the potential for undue employer influence.

(5) Registration. In the event that the Retirement Committee directs the Trustee to dispose of any Nordstrom, Inc. stock held as a Fund A asset, under circumstances which require registration and/or qualification of the securities under applicable federal or state securities laws, the Company, or the issuer, as appropriate, at its own expense, will take, or cause to be taken, any and all such actions as may be necessary or appropriate to effect such registration and/or qualification.

(6) Distributions. The Trustee shall make distributions from the Trust, at such times and in such number of shares of Nordstrom, Inc. stock and/or amounts of cash, to the person entitled thereto under the Plan, as the Retirement Committee directs in writing. Any undistributed portion of a Participant's Fund A Account under the Plan shall be retained in the Trust until the Retirement Committee

directs its distribution. Where distribution is directed in Nordstrom, Inc. stock, the Retirement Committee or the Trustee shall cause Nordstrom, Inc. to issue an appropriate stock certificate to the person entitled thereto, to be delivered to such person by the Retirement Committee. Any portion of a Participant's Fund A Account to be distributed in cash shall be paid by the Trustee's furnishing its check to the Retirement Committee for delivery to the Participant (or beneficiary).

(e) Fund B – Self Directed Brokerage. The following special rules 5.10-2(e)(1)-(6) apply to participant directed investments in a self directed brokerage account under Fund B to the extent they modify the general rules in 5.10(2)(c) above:

(1) Participant Directed Investment. For those Participants electing to make their own investment decisions outside of the Investment Funds, the Trustee shall establish Fund B, consisting of individual brokerage accounts for such Participants so electing, to receive for the investment and reinvestment by the Participant in accordance with his or her directions pursuant to the rules for such accounts under this 5.10-2(e) and those established by the Administrator and the Trustee for this Fund B.

(2) Choice of Investments. The electing Participants' Fund B investments may include investments in any of either (a) shares of investment companies registered under the Investment Company Act of 1940, (b) securities traded on a national securities exchange or over-the-counter, (c) publicly-traded taxable debt instruments or obligations, or (d) such category of investment as designated by the Administrator and communicated to the Trustee.

(3) Limitations on Investments. Without limiting the generality of (e)(2), the Company may from time to time specify the administrative and other limitations that apply to such Fund B accounts and designate types or categories of securities as specifically ineligible for investment by Participants in Fund B. As of the Effective Date, the Company has specifically designated the following types or classes of securities as being ineligible for any Participant's Fund B brokerage account: tax-exempt securities, futures, limited partnerships (other than publicly-traded limited partnerships), currencies, commodities, prescious metals, options, unit investment trusts, margin trading, short sales and stock in Nordstrom, Inc. (listetd as JWN on the NYSE) and any affiliates.

(4) Additional Restrictions. The following additional restrictions apply to investments available through Fund B:

(A) In accordance with ERISA § 404(b), no investment shall be permitted that would cause the Plan to hold assets with "indicia of ownership" outside the jurisdiction of the federal district courts of the United States.

(B) No investment shall be permitted that would result in a direct or indirect:

(i) Loan to the Employer or any of its Affiliates;

(ii) Acquisition or sale of real property that is leased to an Employer of Employees covered by the Plan (or an Affiliate of such Employer);

(iii) Acquisition of Company stock; or

(iv) Sale, exchange or lease of property between the Plan and the Employer or its Affiliates (other than the purchase or sale of a qualifying employer security or the acquisition or disposition of an interest in an investment fund managed by the Employer or any of its Affiliates.

(C) No investment shall be permitted that would violate the prohibited transaction rules under Department of Labor Regulation § 2510.3-101.

(D) An investment shall be permitted only to the extent that such investment is priced no less frequently than any day the New York Stock Exchange is open for business, so as to ensure that distributions and Participant directed transfers can occur on a timely basis.

(5) Account Fees. Any and all fees relating to a Participant's Fund B investment election (including record-keeping, commission and other brokerage related fees) shall be paid directly from such Participant's account A Participant's direction of a portion of his or her Plan account balance into a Fund B brokerage account shall constitute the Participant's acceptance of the commissions and other fees to be charged by virtue of such investment.

(6) Account Rules. The Trustee shall select an SDBA provider who, in the Trustee's judgment, will adequately administer and monitor the operation of each Participant's SDBA account to ensure that it operates as provided for under the Plan. To be eligible to direct all or a portion of an account balance, all Participants may be required to maintain certain minimum balance and transfer rules established by the Administrator in conjunction with the Trustee; provided however, that any such rules pertaining to the eligibility to establish such Fund B accounts are administered on a uniform and nondiscriminatory basis.

(f) Legal Limitations. The following limitations (f)(1)-(3) on duties and liabilities apply to the Trustee, Retirement Committee, Company and any other individual or entity having duties or powers under this 5.10-2, and their respective shareholders, officers, directors, employees and agents ("protected parties"):

(1) No Liability. No protected party shall be liable for any loss or any breach which results from the Participant's exercise of control, by action or inaction, over Participant's Plan account under 5.10-2, unless such loss or breach results from such party's own negligence, willful misconduct or failure to act in good faith pursuant to directions of the Participant hereunder received by such party.

(2) ERISA § 404(c). The intent of this 5.10-2 is to give the protected parties full protection from liability under ERISA § 404(c), whether the action or inaction by the Participant or protected party is or is not addressed in regulations or other government agency pronouncements.

(3) State Law. Investments authorized hereunder shall be made without regard to whether or not such investment is an authorized or appropriate investment for Trustees under any state laws.

5.11 Minimum Employer Contributions. For each Plan Year beginning on or after January 1, 2000, the Company shall make contributions to the Plan in the form of employer contributions (within the meaning of Section 404 of the Code), in cash, at least equal to a specified dollar amount, on behalf of those individuals who are entitled to an allocation under Section 6.1-4.

5.11-1 Determination of Minimum Contribution. Such amount shall be determined by the Chief Financial Officer of the Company, by appropriate action, on or before the last day of the Company's taxable year that ends within such Plan Year.

5.11-2 Time of Payment of Minimum Employer Contributions. The Minimum Employer Contribution for a Plan Year shall be paid by the Company in cash, in one or more installments, without interest. The Company shall pay the Minimum Employer Contribution at any time during the Plan Year, and for purposes of deducting such contribution, shall make the contribution, not later than the time prescribed by the Code for filing the Company's income tax return, including extensions, for its taxable year that ends within such Plan Year. Notwithstanding any provision of the Plan to the contrary, the Minimum Employer Contribution made to the Plan by the Company (i) shall not revert to, or be returned to, the Company and (ii) can be made whether or not the Company has current or accumulated profits.

ARTICLE VI. ALLOCATION OF CONTRIBUTIONS AND VALUATION OF TRUST FUND

6.1 Allocation of Contributions.

6.1-1 Participant Accounts. The Administrator shall establish and maintain a Salary Deferral Account in the name of each Participant to which Administrator shall credit and deduct all amounts allocated to such Participant as set forth in Article VI.

6.1-2 Valuation Changes. Each Participant's account shall be adjusted to reflect net income, gain or loss, since the previous Valuation Date, as provided in 6.2. For this purpose, Participant accounts are determined on a cash basis, not an accrual basis. Any appreciation or depreciation in the value of a Participant's account will apply only to amounts actually invested under that Participant's account. Notwithstanding their inclusion in the Participant's Accrued Benefit, accrued contributions or withdrawals shall not be considered for purposes of determining the investment gain or loss within a Participant's account.

6.1-3 Contributions. Contributions shall be credited daily as received by the Trustee, subject to any subsequent adjustment required by other provisions of Article VI of the Plan or law, as follows:

(a) Salary Deferral Contribution. The full amount of each Participant's Salary Deferral Contribution for the year shall be allocated to such Participant's Salary Deferral Account.

(b) Employer Matching Contribution. A portion of the Employer Matching Contribution under 5.1-2 for a Plan Year shall be allocated to each eligible Participant's account in the same proportion that each such Participant's Salary Deferral Contribution for such year bears to the total Salary Deferral Contributions of all Participants for such year. Only Matchable Contributions, as defined in 5.2, shall be considered for the matching allocation. Only the following Participants are eligible to share in the Employer Matching Contribution for a Plan Year:

(1) A Participant who performs a Year of Service during such Plan Year and is employed by Employer on the Anniversary Date of such year.

(2) A Participant whose termination of employment with the Employer during such year is on account of retirement, death or disability, who has accumulated one thousand (1,000) or more Hours of Service prior to termination, and whose entire account remains undistributed as of the end of the Plan Year of termination.

(3) Any other Participant required by 10.3 to receive a Matching Contribution if the Plan is "top heavy."

6.1-4 Allocation of Minimum Employer Contributions. Effective for Plan Years beginning on and after January 1, 2000, the Minimum Employer Contributions for the Plan Year under 5.11 shall be allocated as follows:

(a) First, the Minimum Employer Contributions for the Plan Year shall be allocated during the Plan Year to each Employee of the Company who is eligible to participate on the first day of the Plan Year in accordance with Section 4.1 (regardless of whether the Participant has filed an election to make Salary Deferral Contributions with the Administrator) as Salary Deferral Contributions pursuant to Section 5.1-1 and as Employer Matching Contributions pursuant to Section 5.1-2. These allocations shall be made to each such individual's Salary Deferral Account and Employer Matching Contributions account, respectively.

(b) Second, the balance of the Minimum Employer Contributions remaining after the allocation in Section 6.1-4(a) (if any) shall be allocated to the Employer Matching Contributions account of each Non-Highly Compensated Participant (as defined in Section 6.9-2(g)) who receives an allocation under subsection 6.1-4(a) and is employed on the last day of the Plan Year, in the ratio that such individual's Salary Deferral Contributions during the Plan Year bears to the Salary Deferral Contributions of all such individuals during the Plan Year.

(c) Third, notwithstanding Sections 6.5 and 6.6 of the Plan, if the total contributions allocated to a Participant's accounts including the Minimum Employer Contribution exceeds the Participant's maximum annual addition limit for any limitation year, then such excess shall be held in a suspense account. Such amounts shall be used to reduce employer contributions in the next, and succeeding, limitation years.

(d) Fourth, the balance of the Minimum Employer Contribution remaining after the allocation under Section 6.1-4(a), (b) and (c) (if any) shall be allocated as a nonelective contribution to each Non-Highly Compensated Employee (under 6.9-2) who is eligible to participate on the first day of the Plan Year in accordance with Section 4.1 (regardless of whether an election form has been filed with the Administrator), in the ratio that such individual's Compensation for the Plan Year bears to the Compensation for the Plan Year of all such individuals. A separate account will be established for contributions made pursuant to this Subsection 6.1-4(d), which shall be subject to (I) the vesting schedule set forth in Article VIII of the Nordstrom Profit Sharing Retirement Plan, (II) the distribution provisions applicable to Employer Matching Contributions, and (III) investment in the Trust Fund in the same manner that a Participant's account is invested under the Nordstrom Profit Sharing Retirement Plan. Notwithstanding Section 2.10, an individual for whom an allocation is made under this Subsection shall be treated as a Participant for all purposes under the Plan.

(e) Each installment of the Minimum Employer Contribution shall be held in a contribution suspense account unless, or until, allocated on or before the end of the Plan Year in accordance with this Section 6.1-4. Such suspense account shall not participate in the allocation of investment gains, losses, income and deductions of the Trust Fund as a whole, but shall be invested separately and all gains, losses and deductions attributable to such investment shall be applied toward employer contributions or Plan expenses, as appropriate.

(f) The Minimum Employer Contribution allocated to the Employer Matching Contributions account of a Participant pursuant to Section 6.1-4(b) shall be treated in the same manner as Employer Matching Contributions for all purposes of the Plan.

(g) Notwithstanding any of the foregoing provisions to the contrary, any allocation of Salary Deferral Contributions shall be made under either Section 6.1-3(a) or this Section 6.1-4, but not both Sections. Similarly, any allocation of a Employer Matching Contribution shall be made under either Section 6.1-3(b) or this Section 6.1-4, as appropriate, but not both Sections.

6.2 Valuation and Allocation of Trust Fund. Starting on the first Valuation Date, the Trust Fund shall be valued and allocated on each Valuation Date. As of each Valuation Date, fair market value of each Participant's account shall be determined as follows:

FIRST, credit or charge, as appropriate, to the proper accounts all contributions, transfers, payments, fees, forfeitures, withdrawals or other distributions made to or from such accounts since the last Valuation Date and that have not been previously credited or charged.

SECOND, credit or charge, as applicable, each account with its share of the appreciation or depreciation in the fair market value of the investments held in each account since the previous Valuation Date. Such appreciation or depreciation will reflect investment income, unrealized gains and losses, other investment transactions and expenses paid from the Plan Assets and other charges properly payable by the Plan in accordance with 15.9.

6.3 Allocation Does Not Vest Rights. The fact that an allocation is made and credited to the account of a Participant does not vest in the Participant any right, title or interest in and to any assets except at the time or times and upon the terms and conditions expressly set forth in this Plan.

6.4 Forfeiture Suspense Account.

6.4-1 Assets Pending Allocation. Any assets contributed by the Employers to the Trust and any profits, dividends or other income or unallocated assets of the Trust (except income from allocated assets, which shall be added to the latter), shall be allocated only as herein set forth, and until allocated shall be held in an account to be known as the "forfeiture suspense account."

6.4-2 Investment of the Forfeiture Suspense Account. The forfeiture suspense account referred to in this section shall be invested in a money market fund or any other form of fixed income investment.

6.4-3 Allocation of Forfeitures held in the Forfeiture Suspense Account. If a forfeiture suspense account is in existence at any time during a particular limitation year, all amounts in such forfeiture suspense account must be allocated and reallocated to Participants' accounts before any Employer or Employee contributions may be made to the Plan for that limitation year. Excess amounts may not be distributed to Participants or former Participants.

6.5 Limitation on Annual Additions.

6.5-1 Defined Contribution Plans.

(a) Annual Maximum for All DC Plans. Notwithstanding any provisions of this Plan to the contrary, when taking into consideration all defined contribution Plans maintained by Employer, the maximum "annual addition" that may be contributed or allocated to a Participant's account or accounts for any limitation year may not exceed the lesser of (1) $30,000 or (2) twenty-five percent (25%) of the Participant's Compensation. The $30,000 "dollar limitation" shall be adjusted for increases in the cost of living in accordance with regulations prescribed by the Secretary of the Treasury or his delegate.

(b) Annual Addition. With respect to each Participant, annual addition means the sum for the Plan Year of (1) Employer Contributions, (2) for years beginning after December 31, 1986, the amount of the Participant's voluntary contributions determined without regard to any rollover contributions, (3) forfeitures, (4) amounts allocated, after March 31, 1984, to an individual medical account of a pension or annuity plan, as described in § 415(1)(2) of the Code, and (5) contributions paid or accrued after December 31, 1985, in taxable years ending after that date, which are attributable to post-retirement medical benefits allocated to the separate account of a Key Employee, as defined in § 419(A)(d)(3) of the Code, or under a welfare benefit fund maintained by the Employer, as defined in § 419(e) of the Code.

6.5-2 Combined Employers. For purposes of applying the above limitations, all members of a controlled group of corporations (as defined by Internal Revenue Code § 414(b) but modified by Code § 415(h)) or of an affiliated service group (as defined by Internal Revenue Code § 414(m)) of which Employer is a member, and all employers which are under common control with Employer (as defined by Internal Revenue Code § 414(c) but modified by Internal Revenue Code § 415(h)) and any other entity required to be aggregated with the employer pursuant to regulations under Code § 414(o), will be considered a single employer.

6.5-3 Compensation for 6.5. For the sole purpose of determining the contribution limitation under 6.5, an Employee's Compensation for a limitation year shall be defined to include earned income, wages, salaries and fees for professional services and other amounts paid or includible in gross income for the limitation year for personal services actually rendered in the course of employment with the Employer (including, but not limited to, commissions paid for sales, compensation for services on the basis of a percentage of profits, commissions on insurance premiums, tips and bonuses), excluding the following (a) and (b), but including (c), as appropriate:

(a) Deferred Compensation. Contributions to any qualified or nonqualified plan of deferred compensation which are not includible in the Employee's gross income for the taxable year in which contributed, or Employer contributions under a simplified employee pension plan to the extent such contributions are deductible by the Employee, or any distributions from a plan of deferred compensation;

(b) Stock Benefits. Amounts realized from the exercise of a non-qualified stock option; or when restricted stock (or property) held by the Employee either becomes freely transferable or no longer is subject to a substantial risk of forfeiture; or amounts realized from the sale, exchange or other disposition of stock acquired under a qualified stock option;

(c) Certain Other Benefits. A Participant's compensation for purposes of this 6.5 shall include (i) any elective deferral (as defined in Code Section 402(g)(3)), and (ii) any amounts contributed by the Employer at the election of the Employee which are not includible in the gross taxable income of the Employee by reason of Code Section 125.

6.6 Allocation of Excess Additions. If an allocation would have been made to a Participant's account, but for Section 6.5, then any such excess shall be disposed of in the following manner:

6.6-1 Excess Attributable to Elective Deferrals. If the excess is attributable to amounts contributed by the employee as elective deferrals under this Plan, then any deferrals, and any income attributable thereto, to the extent they would reduce the excess amount, shall be returned to the Participant.

6.6-2 Remainder to Suspense Account. Any excess addition that is not attributable to elective deferrals and remaining after the application of 6.6-1, shall be allocated to a suspense account as forfeitures and held therein until the next succeeding date on which forfeitures could be applied under the Plan. In the event of termination of the Plan, the suspense account shall revert to the Employer to the extent that it may not then be allocated to any Participants' accounts.

6.6-3 Multiple DC Accounts. In the event that Employer maintains two (2) or more defined contribution plans and the total annual additions to all plans exceed the limitation contained in 6.5 above, the provisions of this 6.6 shall be applied to all profit sharing plans to the extent necessary to comply with 6.5.

6.6-4 Code Section 415. The intent of 6.5 and 6.6 is to set forth the basic rule implementing Code section 415 so that, for each Plan Year, the Plan satisfies the contribution limitations of the Code and applicable regulations. The provisions of 6.5 and 6.6 shall be applied in a manner consistent with the Code and regulation provisions of section 415, which are incorporated by this reference.

6.7 Contribution Limits for Highly Compensated Employees

6.7-1 Non-Discrimination Tests. For each Plan Year, the Plan shall satisfy the nondiscrimination tests in sections 401(k)(3) and 401(m) of the Code in accordance with Treasury Regulation sections 1.401(k)-l and 1.401(m)-l and –2. The applicable Code and Regulation sections are incorporated by this reference. The following provisions shall be applied in a manner consistent with such Code and Regulation sections.

6.7-2 Determining the ADP and ACP. For each Plan Year, the Committee shall determine the Actual Deferral Percentage ("ADP") and the Actual Contribution Percentage ("ACP") of the eligible employees who are Highly Compensated Employees under 6.9-1 and the ADP and ACP of the remaining eligible Employees in two separate groups. Employees under age 21 or who have less than one Year of Service as of the end of the Plan Year are one group (the "otherwise excludable group"), and all other Employees are the other group. Effective for Plan Years commencing after December 31, 1998, the "otherwise excludable group" shall not consist of any Highly Compensated Employee. The ADP and ACP shall be determined as follows:

(a) The ADP and ACP for the Highly Compensated Employees and for the remaining Employees is the average of the individual Deferral or Contribution Percentages for all eligible Employees within their respective groups.

(b) An Employee's individual Deferral Percentage is that individual's Salary Deferral Contributions for the year as a percentage of such Employee's Compensation under (d).

(c) An Employee's individual Contribution Percentage is that individual's Employer Matching Contributions for the year as a percentage of such Employee's Compensation under (d), subject to (e).

(d) Compensation for purposes of the ADP and ACP is Compensation under 2.3-5, or such other definition of compensation permitted by Code Section 414(s) in lieu thereof. Only Compensation while eligible to participate shall be considered for this purpose.

(e) The Committee may for any year treat Salary Deferral Contributions not needed to pass the ADP test as Employer Matching Contributions for purposes of the ACP test No contributions may be used in both tests.

(f) The following shall be aggregated to determine the ADP and the ACP:

(1) All Plans that are aggregated with this Plan under Code sections 401(a)(4) and 410(b) (other than for purposes of the average benefit percentage test).

(2) All cash and or deferred arrangements in which the same Highly Compensated Employee is eligible to participate.

6.7-3 ADP and ACP Limitations. Neither the ADP nor the ACP of the Highly Compensated Employees may exceed the greater of the following, as adjusted in 6.7-4:

(a) 1.25 times the ADP or ACP of the remaining employees.

(b) 2 percentage points higher than the ADP or ACP of the remaining employees, up to 2 times such ADP or ACP.

6.7-4 Multiple Use Limitation. The limit in 6.7-3(b) shall be adjusted in accordance with Treasury Regulation section 1.401(m)-2 to avoid duplicate use of the limit for any Highly Compensated Employee in violation of Code section 401(m)(9).

6.8 Correcting Excess Contributions.

6.8-1 Determine the Excess Contribution Amounts. If the ADP or ACP of the Highly Compensated Employees would exceed the limits in 6.7-3, the Committee shall adjust the contributions for certain Highly Compensated Employees to come within the limits, as follows:

(a) Correcting for ADP Failures. If the ADP limit is exceeded, Salary Deferral Contributions shall be reduced taking the highest individual dollar amount first. Salary Deferral Contributions reduced under this provision shall not be eligible for Employer Matching Contributions.

(b) Correcting for ACP Failures. If the ACP limit is exceeded, Employer Matching Contributions shall be reduced taking the highest individual dollar amount first.

6.8-2 Excess Contribution Reductions. Amounts reduced under 6.8-1 shall be forfeited, withheld or distributed as follows:

(a) Any amount reduced from Employer Matching Contributions shall be forfeited, with related earnings, as follows:

(1) Any amount reduced under 6.8-1(b) shall be forfeited to the extent of any unvested balance in the Employer Matching Contribution account of the Highly Compensated Employee to whom it applies. The unvested balance shall be determined before the reduction.

(2) Amounts forfeited shall be treated in accordance with 6.4.

(b) Any Employer Matching Contribution for which eligibility is lost under 6.8-1(a) because a Salary Deferral Contribution was reduced shall not be contributed and thus shall neither be forfeited nor distributed.

(c) Subject to (d), any contributed amount not forfeited under (a) shall be distributed to the Highly Compensated Employees to whom it applies. The distribution shall include related earnings, determined under applicable Regulations, for the Plan Year in which the excess arose, but shall not include earnings after the end of such Plan Year. Distribution of such amounts generally may be made within two and a half (2 ½) months after the end of the Plan Year to which the excess applies and in any event by the end of the following Plan Year.

(d) A distribution under (c) because of the ADP test shall be reduced by the amount of any Excess Deferral previously withdrawn under 5.3-2 for the same Plan Year.

6.9 Highly Compensated and Non-Highly Compensated Employees.

6.9-1 Highly Compensated Employee. "Highly Compensated Employee" is defined in section 414(q) of the Code and related Treasury Regulations. In determining which Employees are Highly Compensated Employees, the following shall apply:

(a) Subject to (b) through (e) below, Highly Compensated Employees for a Plan Year are persons who perform services for Employer during the year or the prior Plan Year and are one of the following:

(1) An owner of 5 percent or more of an Employer (a "5-percent owner") during either the year or the Plan Year. For this purpose, a 5-percent owner is defined as any person who owns (or is considered as owning by applying the constructive ownership rules of IRC § 318) more than 5 percent of the outstanding stock of the corporation or stock possessing more than 5 percent of the total combined voting power of all stock of the corporation.

(2) A person paid over $80,000 for the Prior Plan Year who is among the highest paid 20 percent of Employees of Employer during the Prior Plan Year, aggregating Employees of all statutory Affiliates under 2.15 and excluding employees to the extent provided by applicable Regulations.

(b) The dollar amount in (a)(2) above shall be adjusted in accordance with Treasury Regulations for changes in cost of living. For Plan Years commencing in 2000, the Commissioner of Internal Revenue has adjusted this dollar amount to $85,000. When determining the Highly Compensated status of an Employee in a Plan Year, the (a)(2) dollar amount in effect for the prior Plan Year is determinative.

(c) Former employees shall be taken into account in accordance with applicable Regulations. A former Employee shall be treated as a Highly Compensated Employee if:

(1) such Employee was a Highly Compensated Employee when such employee separated from service; or

(2) such employee was a Highly Compensated Employee at any time after attaining age 55.

(d) Pay for this purpose purposes of this Section 6.9 shall mean Compensation under 2.3-5.

(e) For purposes of determining who is a Highly Compensated Employee for any given determination period, the Company may elect to make the calendar year calculation election within the meaning of Treasury Regulation section 1.414(q)-lT Q&A 14(a)(3)(b) by giving written notice to the Committee; provided, however, such election must apply to all Plans, entities and arrangements of the Company and its Affiliates for purposes of determining who is a Highly Compensated Employee under section 414(q) of the Code.

6.9-2 Non-Highly Compensated Employee. "Non-Highly Compensated Employee" is defined as any Employee who is not a Highly Compensated Employee.

6.10 Military Leave Obligations. Notwithstanding any provision of this Plan to the contrary, contributions, benefits and service credit with respect to qualified military service will be provided in accordance with Section 414(u) of the Code.

6.10-1 Returning Participant with Reemployment Rights. A Participant who, immediately following a period of qualified military service, returns to employment with the Company with reemployment rights protected by law may make Salary Deferral Contributions to the Plan for the period of qualified military service based on Compensation described in 6.10.-3. Such contributions shall be paid within a period starting on the date of reemployment and continuing for the shorter of the following:

(a) 3 times the length of the qualified military service that resulted in the reemployment rights.

(b) 5 years.

6.10-2 Amount of Matching Contributions. Employer shall make Matching Contributions (under 5.1-2) for an individual who is reemployed from qualified military service based on the amount of Salary Deferral Contributions made by the Participant under 6.10-1.

6.10-3 Compensation. Compensation for purposes of contributions under 6.10-1 and 6.10-2 shall be the amount described in 2.5 that the Participant would have received from Employer during the period of qualified military service if employment had continued. Such amount shall be based on the rate of pay the Participant would have received in such period or, if such rate was not reasonably certain, the Participant's average pay rate during the 12-month period of employment preceding the period of qualified military service or the entire period of employment if less than 12 months.

6.10-4 Limitations. Contributions provided under 6.10-1 and 6.10-2 shall be subject to the limits provided in Article VI based on the Plan Years within the period of qualified military service to which the contributions relate in accordance with applicable law and regulations.

ARTICLE VII. ELIGIBILITY TO RECEIVE BENEFITS

7.1 Normal Retirement Benefits. A Participant shall be eligible for normal retirement benefits upon attaining the normal retirement date. A Participant's "normal retirement date" shall be the attainment of age sixty (60). A Participant who continues employment beyond the normal retirement date will continue as a Participant hereunder. Distribution of benefits on normal retirement at or after the normal retirement date shall be made in accordance with the provisions of Article VIII. Any Participant who retires after the normal retirement date may, pursuant to 8.3, direct the Administrator to defer distribution of the Participant's account until after the Participant's actual termination of employment.

7.2 Disability Benefits. Upon a Participant's disability, as defined in 2.4, prior to his or her normal retirement date or other termination of employment, the Participant shall be entitled to a distribution of benefits hereunder upon written notification to the Administrator and verification of the Participant's disability by the Administrator. Distribution of benefits on account of disability shall be made in accordance with the provisions of Article VIII.

7.3 Death Benefits. Upon a Participant's death before his or her normal retirement date or other termination of employment, the Participant shall be entitled to a distribution of benefits upon written notification to the Administrator and verification of the Participant's death by the Administrator. Distribution of benefits on account of Participant's death shall be made to the surviving beneficiary or beneficiaries designated by Participant or determined as provided herein, in accordance with the provisions of Article VIII.

7.3-1 Designation of Beneficiary. At the time of hire an Employee may designate the beneficiary of any benefits which may become payable to a beneficiary of a deceased Participant in this Plan. Such designation shall be a signed writing. Any such beneficiary designation may be revoked or changed by a subsequent signed writing. If the Participant is married and the beneficiary is not the Participant's spouse, the spouse must consent to the designation by a signed writing notarized or witnessed by a representative of the Plan. No beneficiary designation or revocation or change thereof shall be effective until such writing is furnished the Administrator or its agent. The revocation of a beneficiary designation (of other than the spouse) shall not require the consent of any beneficiary or the spouse. Any designation filed on a later date shall be deemed to entirely revoke any designation filed on an earlier date unless otherwise expressly stated in the later designation.

7.3-2 Effect of Divorce. If a Participant and his or her named beneficiary are or become married and thereafter their marriage is dissolved by entry of a decree of dissolution or other court order having the effect of dissolving the marriage, then such pre-divorce beneficiary designation shall be deemed automatically revoked as to such beneficiary spouse as of the date of such dissolution unless the death benefit rights of such former spouse are subsequently reaffirmed by a qualified domestic relations order or the Participant's subsequent written designation. However, distribution of a deceased Participant's account in accordance with his or her latest beneficiary designation filed with the Administrator shall completely discharge the Employer, the Administrator and the Trustee and they shall have no duty to inquire into, or act on any information concerning, whether a Participant's marriage has been dissolved and his or her beneficiary designation thereby revoked as to his or her spouse.

7.3-3 Alternate Payee. For purposes of this 7.3, an alternate payee named in a qualified domestic relations order shall be treated as a Participant.

7.3-4 Deemed Beneficiary. If no designation has been made, or if the designee has predeceased the Participant, then the Participant will be deemed to have designated the following as his or her surviving beneficiaries and contingent beneficiaries with priority in the order named below:

(a) first, to his widow or her widower, as the case may be;

(b) next, to his or her children, in equal shares;

(c) next, to his or her parents, in equal shares;

(d) next, to his or her brothers and sisters, in equal shares; or

(e) next, to his or her estate.

7.3-5 Surviving Beneficiary. For purposes of determining the appropriate named or deemed beneficiary or contingent beneficiary, an individual is considered to survive the Participant if that individual is alive seven days after the date of the Participant's death.

7.4 Benefits on Separation from Service. Upon the termination of a Participant's employment prior to his or her death, disability or normal retirement date, the Participant shall be entitled to distribution of his or her benefits hereunder. Distribution of benefits on account of Participant's separation from service as provided herein, shall be made to the Participant in accordance with the provisions of Article VIII.

ARTICLE VIII. METHOD OF PAYMENT OF BENEFITS

8.1 Distribution of Benefits.

8.1-1 Lump Sum Payment. Upon the occurrence of any of the events specified in Article VII requiring a distribution of benefits to a Participant or his or her beneficiary, the Administrator shall instruct the Trustee to distribute benefits, determined in accordance with 8.2, below, in a single lump sum payment (but in no event shall a lump sum distribution on account of Participant's separation from service be made without the consent of such Participant (and Participant's spouse, if married) if the present value of Participant's Employer-derived accrued benefit is or has ever been in excess of $5,000). Consent of both the Participant and his or her spouse shall be written and in the case of the spouse either notarized or witnessed by a plan representative.

8.1-2 Consent to Distribution. The consent of the Participant and the Participant's spouse shall be obtained in writing within the ninety (90) day period ending on the annuity starting date. The annuity starting date is the first day of the first period for which an amount is paid as an annuity or any other form. The Administrator shall notify the Participant and the Participant's spouse of the right to defer any distribution until the Participant's account balance is no longer immediately distributable. Neither the consent of the Participant nor the Participant's spouse shall be required to the extent that a distribution is permitted to be made without consent (under 8.1-1) or required to be made to satisfy §§ 401(a)(9) or 415 of the Code. In addition, upon termination of this Plan if the Plan does not offer an annuity option (purchased from a commercial provider), the Participant's account balance may, without the Participant's consent, be distributed to the Participant or transferred to another defined contribution plan (other than an employee stock ownership plan as defined in § 4975(e)(7) of the Code) within the same controlled group.

8.1-3 "Immediately Distributable." An account balance is immediately distributable if any part of the account balance could be distributed to the Participant (or surviving spouse) before the Participant attains (or would have attained if not deceased) the later of normal retirement age or age sixty-two (62).

8.1-4 Scope and Revocation of Consent. Any consent by a spouse obtained under this provision (or establishment that the consent of a spouse may not be obtained by means of proof to the satisfaction of the Administrator that there is no spouse or that the spouse cannot be located) shall be effective only with respect to such spouse and no subsequent spouse. A consent that permits designations by the Participant without any requirement of further consent by such spouse must acknowledge that the spouse has the right to limit consent to a specific beneficiary, and a specific form of benefit where applicable, and that the spouse voluntarily elects to relinquish either or both of such rights. A revocation of a prior waiver may be made by a Participant without the consent of the spouse at any time before the commencement of benefits. The number of revocations shall not be limited.

8.1-5 Distribution of Assets. Distribution of any assets, may be made in kind, without conversion. Payment of such benefits may also be made partly in cash and partly in kind.

8.1-6 Social Security Not Relevant. Notwithstanding any other provisions of this Plan, any benefits payable under this Plan shall not be decreased by reason of any increase in the benefit levels payable under Title II of the Social Security Act or any increase in the wage base under Title II.

8.2 Valuation of Account. The benefit payable to a Participant or his or her beneficiary in accordance with Article VII shall that Participant's interest in his or her account balance as determined on the Valuation Date preceding the date of distribution. Contributions to which a Participant is entitled under 5.1-1 and 5.1-2, but which have not yet been deposited to the Participant's account as of the date of distribution, shall not be payable to such Participant until such contributions have actually been deposited.

8.3 Time of Distribution.

8.3-1 General Rule. Subject to the consent requirements of 8.1, the benefit payable to a Participant or beneficiary shall be made in a lump sum as soon as administratively practicable following the occurrence of an event described in Article VII and, if applicable, such Participant's request and consent to such distribution.

8.3-2 Statutory Deadlines. Unless the Participant otherwise elects in writing, within thirty (30) days before his or her retirement date, payments hereunder must begin not later than sixty (60) days after (a) or (b):

(a) The end of the Plan Year in which the Participant (1) attains age sixty (60), (2) reaches the tenth anniversary of the date he or she commenced participation in the Plan, or (3) terminates employment, whichever of (1), (2) or (3) is latest;

(b) If the Trustee or Administrator requires information which is not available before that latest date under (a), the payments shall begin no later than sixty (60) days after that information is supplied.

8.3-3 Election to Defer Payment.

(a) Written Election. A Participant may elect in writing that a payment to him or her of any benefit under this Plan will commence at a date later than the date specified under 8.3-1, 8.3-2 and 8.3-3 above. Any such election shall be signed by the Participant and shall state the date payments are to commence. In any event, a Participant making such election shall be required to commence the receipt of his or her retirement benefit no later than the Participant's required beginning date under Article IX.

(b) Deemed Election. Notwithstanding the foregoing, the failure of a Participant and a spouse to consent to a distribution while a benefit is immediately distributable, within the meaning of 8.1 of the Plan, shall be deemed to be an election to defer commencement of payment of any benefit sufficient to satisfy this section.

8.4 Form of Payment. Any payment shall be made in cash, securities or other property as the Administrator may determine in its sole and absolute discretion. Distribution of Nordstrom, Inc. or Company stock to a Participant shall not exceed the amount of company stock held for Participant's account in the Nordstrom Stock Fund. No distribution will be made of less than fifty (50) shares of Company stock.

8.5 Qualified Domestic Relations Orders. Subject to the procedures established by the Administrator under 12.1, benefits may be paid from the nonforfeitable balance of a Participant's accounts in accordance with a qualified domestic relations order ("QDRO") as defined in § 414(p) of the Code without regard to whether the Participant has attained the "earliest retirement age," as defined in § 414(p) of the Code.

8.6 In-service Withdrawals After Normal Retirement Age. After attaining Normal Retirement Age, a Participant who remains an active Participant may elect limited in-service withdrawals, in cash, as provided herein. No withdrawal of less than $5,000 (or the balance of the account, if less) may be made. No more than four (4) in-service withdrawals may be made, and the fourth in-service withdrawal shall be for no less than the entire balance of Participant's account. In-service withdrawals shall be subject to the consent requirements of 8.1. In-service withdrawals shall be subject to a reasonable administrative fee. For purposes of withdrawals under this section, a Participant's account shall be valued as of the Valuation Date immediately preceding the date of withdrawal.

8.7 Rollovers.

8.7-1 Direct Rollover Transfer Election. Notwithstanding any provision of the Plan to the contrary that would otherwise limit a distributee's election under this section, a distributee may elect, at the time and in the manner prescribed by the Plan Administrator, to have any portion of an eligible rollover distribution paid directly to an eligible retirement plan specified by the distributee in a direct rollover.

8.7-2 Definitions. For purposes of this section, certain terms shall be defined as follows:

(a) Eligible Rollover Distribution. An eligible rollover distribution is any distribution of all or any portion of the balance to the credit of the distributee, except that an eligible rollover distribution does not include: any distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the distributee and the distributee's designated beneficiary, or for a specified period of ten (10) years or more; any distribution to the extent such distribution is required under § 401(a)(9) of the Code; the portion of any distribution that is not includible in gross income (determined without regard to the exclusion for net unrealized appreciation with respect to employer securities); and hardship withdrawals.

(b) Eligible Retirement Plan. An eligible retirement plan is an individual retirement account described in § 408(a) of the Code, an individual retirement annuity described in § 408(b) of the Code, an annuity plan described in § 403(a) of the Code, or a qualified trust described in § 401(a) of the Code, that accepts the distributee's eligible rollover distribution. However, in the case of an eligible rollover distribution to the surviving spouse, an eligible retirement plan is an individual retirement account or individual retirement annuity.

(c) Distributee. A distributee includes an employee or former employee. In addition, the employee's or former employee's surviving spouse and the employee's or former employee's spouse or former spouse who is the alternate payee under a qualified domestic relations order, as defined in § 414(p) of the Code, are distributees with regard to the interest of the spouse or former spouse.

(d) Direct Rollover. A direct rollover is a payment by the Plan to the eligible retirement plan specified by the distributee.

8.8 Special Vesting on Store or Facility Closure. Effective during and after 1994, whenever a store or facility is completely closed, the following 8.8-1 through 8.8-3 shall apply to those Participants employed at the store or facility at the time of closure who, after the closure, do not become employed by Employer (or a Parent, Subsidiary or affiliate) in another capacity:

8.8-1 Administrator Determinations. The Administrator shall have complete discretion and power to determine whether a closure has occurred under (a) below, and, if so, whether either or both of the following (b) or (c) shall apply to each such former Employee. The written terms of such Administrator determination hereby are incorporated by this reference as part of this Plan.

(a) Closure Defined. Closure means the stoppage of all functions at a particular location as determined by the Administrator in its discretion, taking into account such facts and circumstances as the Administrator deems appropriate.

(b) Vesting. The Administrator has discretion whether or not to increase the vesting percentage credit, as applied to the pre-closure account attributable to employer contributions, for (1) the year of closure or (2) such individual's total period of pre-closure service.

(c) Contribution. If the Administrator decides that a contribution will be made for the Plan Year when the closure occurs ("year of closure"), the Administrator also has discretion whether or not such former employees who have an account balance at the end of the year of closure will receive a contribution for the year of closure based on compensation earned during such year.

8.8-2 Termination Defined. A Participant is deemed to have terminated as a result of the closure if such Participant was employed by such store or facility on the date of the closure, and is not employed at another store or facility of Employer within ninety (90) days after the date of Participant's termination of employment connected with the closed store or facility. A Participant will not be treated as having commenced work for Employer if the Participant works less than forty (40) hours during such ninety (90) day period.

8.8-3 Reemployment. Participants reemployed after receiving closure benefits under 8.8-1 in their pre-termination account nonetheless will be subject to the vesting schedule contained at 8.1, disregarding any special vesting credit under 8.8-1, with respect to the amount of the account attributable to contributions made for service after reemployment.

8.9 Forfeiture of Unclaimed Benefits. If at, after, or during the time when a benefit is payable to any Participant or beneficiary, the Administrator, upon request of the Trustee or at its own instance, mails by registered or certified mail to the beneficiary at his or her last known address, a written demand for his or her then address, or for satisfactory evidence of his or her continued life, or both, and, if the beneficiary fails to furnish the information to the Administrator within one (1) year from the mailing of the demand, then the benefit shall be forfeited and allocated among Participants; provided, however, that such benefit will be reinstated if a claim is made by the Participant or beneficiary. Any forfeiture arising hereunder shall be allocated to the remaining Participants in the same manner as Employer contributions.

ARTICLE IX. LIMITATION ON DISTRIBUTIONS

9.1 Minimum Distribution Requirements. Notwithstanding anything to the contrary contained herein, all distributions required under Article VII and VIII shall be determined and made in accordance with the proposed regulations under § 401(a)(9), including the minimum distribution incidental benefit requirement of § 1.401(a)(9)-2 of the proposed regulations.

9.2 Lifetime Distribution Requirements.

9.2-1 Required Beginning Date. The entire interest of a Participant must be distributed or begin to be distributed no later than the Participant's required beginning date.

9.2-2 Limits on Distribution Periods. As of the first distribution calendar year, distributions, if not made in a single lump sum, must be made over one (1) of the following periods (or a combination thereof):

(a) the life of the Participant,

(b) the life of the Participant and a designated beneficiary,

(c) the period certain not extending beyond the life expectancy of the Participant; or

(d) a period certain not extending beyond the joint and last survivor expectancy of the Participant and a designated beneficiary.

9.2-3 Determination of Minimum Annual Distributions. If the Participant's interest is to be distributed in other than a single lump sum, the following minimum distribution rules shall apply on or after the required beginning date:

(a) Nonannuity Distributions.

(1) Life Expectancy Rules. If a Participant's benefit is to be distributed over (A) a period not extending beyond the life expectancy of the Participant of the joint life and last survivor expectancy of the Participant and the Participant's designated beneficiary or (B) a period not extending beyond the life expectancy of the designated Participant, the amount required to be distributed for each calendar year, beginning with distributions for the first distribution calendar year, must at least equal the quotient obtained by dividing the Participant's benefit by the applicable life expectancy.

(2) Non-spouse Beneficiary.

(A) Before 1989. For calendar years beginning before January 1, 1989, if the Participant's spouse is not the designated beneficiary, the method of distribution selected must assure that at least fifty percent (50%) of the present value of the amount available for distribution is paid within the life expectancy of the Participant.

(B) After 1988. For calendar years beginning after December 31, 1988, the amount to be distributed each year, beginning with distributions for the first distribution calendar year shall not be less than the quotient obtained by dividing the Participant's benefit by the lesser of (1) the applicable life expectancy or (2) if the Participant's spouse is not the designated beneficiary, the applicable divisor determined from the table set forth in Q&A-4 of § 1.401(a)(9)-2 of the proposed regulations. Distributions after the death of the Participant shall be distributed using the applicable life expectancy in 9.2-3(a)(1) above, as the relevant divisor without regard to proposed regulations § 1.401(a)(9)-2.

(3) Payment Dates. The minimum distribution required for the Participant's first distribution calendar year must be made on or before the Participant's required beginning date. The minimum distribution for other calendar years, including the minimum distribution for the distribution calendar year in which the employee's required beginning date occurs, must be made on or before December 31 of that distribution calendar year.

(b) Distribution of Annuities. If the Participant's benefit is distributed in the form of an annuity purchased from an insurance company, distributions thereunder shall be made in accordance with the requirements of § 401(a)(9) of the Code and the proposed regulations thereunder.

9.3 Post-death Distributions.

9.3-1 Distribution Beginning Before Death. If the Participant dies after distribution of his or her interest has begun, the remaining portion of such interest will continue to be distributed at least as rapidly as under the method of distribution being used prior to the Participant's death.

9.3-2 Distribution Beginning After Death. If the Participant dies before distribution of his or her interest begins, distribution of the Participant's entire interest shall be completed by December 31 of the calendar year containing the fifth anniversary of the Participant's death except to the extent that an election is made to receive distributions in accordance with (a) or (b) below:

(a) General Rule. If any portion of the Participant's interest is payable to a designated beneficiary, distributions may be made over the life or over a period certain not greater than the life expectancy of the designated beneficiary commencing on or before December 31 of the calendar year immediately following the calendar year in which the Participant died;

(b) Surviving Spouse Rules. If the designated beneficiary is the Participant's surviving spouse, the date distributions are required to begin in accordance with

(a) above shall not be earlier than the later of (i) December 31 of the calendar year immediately following the calendar year in which the Participant died and (ii) December 31 of the calendar year in which the Participant would have attained age seventy and one-half (70½).

(c) Procedure for Elections. If the Participant has not made an election pursuant to this 9.3 by the time of his or her death, the Participant's designated beneficiary must elect the method of distribution no later than the earlier of (i) December 31 of the calendar year in which distributions would be required to begin under this section, or (ii) December 31 of the calendar year which contains the fifth anniversary of the date of death of the Participant. If the Participant has no designated beneficiary, or if the designated beneficiary does not elect a method of distribution, distribution of the Participant's entire interest must be completed by December 31 of the calendar year containing the fifth anniversary of the Participant's death.

9.3-3 Death of Surviving Spouse. For purposes of 9.3 above, if the surviving spouse dies after the Participant, but before payments to such spouse begin, the provisions of 9.3, with the exception of 9.3-2 therein, shall be applied as if the surviving spouse were the Participant.

9.3-4 Surviving Child. For purposes of this 9.3, any amount paid to a child of the Participant will be treated as if it had been paid to the surviving spouse if the amount becomes payable to the surviving spouse when the child reaches the age of majority.

9.3-5 Participant's Required Beginning Date. For the purposes of this 9.3, distribution of a Participant's interest is considered to begin on the Participant's required beginning date (or, if 9.3-3 above is applicable, the date distribution is required to begin to the surviving spouse pursuant to 9.3-2 above). If distribution in the form of an annuity irrevocably commences to the Participant before the required beginning date, the date distribution is considered to begin is the date distribution actually commences.

9.4 Definitions. For the purposes of these 9.1 through 9.3, the following definitions will apply.

9.4-1 Applicable Life Expectancy. The life expectancy (or joint and last survivor expectancy) calculated using the attained age of the Participant (or designated beneficiary) as of the Participant's (or designated beneficiary's) birthday in the applicable calendar year reduced by one for each calendar year which has elapsed since the date life expectancy was first calculated. If life expectancy is being recalculated, the applicable life expectancy shall be the life expectancy as so recalculated. The applicable calendar year shall be the first distribution calendar year, and if life expectancy is being recalculated such succeeding calendar year.

9.4-2 Designated Beneficiary. The individual who is designated as the beneficiary under the Plan in accordance with § 401(a)(9) and the regulations thereunder.

9.4-3 Distribution Calendar Year. A calendar year for which a minimum distribution is required. For distributions beginning before the Participant's death, the first distribution calendar year is the calendar year immediately preceding the calendar year which contained the Participant's required beginning date. For distributions beginning after the Participant's death, the first distribution calendar year is the calendar year in which distributions are required to begin pursuant to 9.3 above.

9.4-4 Life Expectancy.

(a) IRS Tables. Life expectancy and joint and last survivor expectancy are computed by use of the expected return multiples in Tables V and VI of § 1.72-9 of the Income Tax Regulations.

(b) Recalculation. Unless otherwise elected by the Participant (or spouse, in the case of distributions described in 9.3-2(b) above) by the time distributions are required to begin, life expectancies shall be recalculated annually. Such election shall be irrevocable as to the Participant (or spouse) and shall apply to all subsequent years. The life expectancy of a non spouse beneficiary may not be recalculated.

9.4-5 Participant's Benefit.

(a) Determination of Account Balance. The account balance as of the last valuation date in the valuation calendar year, which is the calendar year immediately preceding the distribution calendar year, shall be increased by the amount of any contributions or forfeitures allocated to the account balance as of dates in the valuation calendar year after the valuation date and decreased by distributions made in the valuation calendar year after the valuation date.

(b) Exception for Second Distribution Calendar Year. For purposes of paragraph (a) above, if any portion of the minimum distribution for the first distribution calendar year is made in the second distribution calendar year on or before the required beginning date, the amount of the minimum distribution made in the second distribution calendar year shall be treated as if it had been made in the immediately preceding distribution calendar year.

9.4-6 Required Beginning Date.

(a) Permissive Rule. Participants who remain employees, and who are not five percent (5%) owners (described in 9.4-6(c)), may elect to continue to treat their beginning date as the first day of April of the calendar year following the calendar year in which the Participant attains age seventy and one-half (70½).

(b) Mandatory Rule. The required beginning date of a Participant who attains age seventy and one-half (70½) after December 31, 1996, shall be determined in accordance with (1) or (2) below:

(1) Non Five Percent (5%) Owners. The required beginning date of a Participant who is not a five percent (5%) owner is the first day of April of the calendar year following the calendar year in which the Participant has both retired and attained age seventy and one-half (70½).

(2) Five Percent (5%) Owner. The required beginning date of a Participant who is a five percent (5%) owner during any year beginning after December 31, 1979, is the first day of April following the later of:

(A) the calendar year in which the Participant attains age seventy and one-half (70½), or

(B) the earlier of the calendar year with or within which ends the Plan Year in which the Participant becomes a five percent (5%) owner, or the calendar year in which the Participant retires.

(c) Five Percent (5%) Owner.

(1) Defined. A Participant is treated as a five percent (5%) owner for purposes of this section if such Participant is a five percent (5%) owner as defined in § 416(i) of the Code (determined in accordance with § 416 but without regard to whether the plan is top heavy) at any time during the Plan Year ending with or within the calendar year in which such owner attains age sixty-six and one-half (66½) or any subsequent plan year.

(2) Continued Distribution. Once distributions have begun to a five percent (5%) owner under this section, they must continue to be distributed, even if the Participant ceases to be a five percent (5%) owner in a subsequent year.

9.5 Penalty Tax for Distribution Before Fifty-nine and One-half (59½). In the event that a Participant receives a distribution from this Plan in a Plan Year, and such Participant has not attained the age of fifty-nine and one-half (59½), an additional income tax, equal to ten percent (10%) of the amount includible in income, will be imposed unless the distribution is made on account of death or disability, or is within one (1) of the other exceptions provided in Code § 72(t).

ARTICLE X. TOP HEAVY PLANS

10.1 Effect of Top Heavy Plan Status. In the event that the Plan is determined to be a "top heavy plan" as defined in 10.2, the Plan shall comply with the provisions of 10.3 and 10.4, hereunder, in addition to meeting the requirements set forth elsewhere in this Plan.

10.2 Top Heavy Definitions. The determination of top heavy status will be made with regard to the following defined terms:

10.2-1 Determination Date. The last day of the preceding Plan Year, or, in the case of the first Plan Year, the last day of that Plan Year.

10.2-2 Key Employee. An Employee (including a deceased Employee or a beneficiary of such Employee) who at any time during the Plan Year which includes the determination date, or any of the preceding four (4) Plan Years, is any of the following (a), (b), (c) or (d):

(a) Officer. An officer of the Employer (as that term is defined within the meaning of the regulations under Code § 416) whose annual compensation is in excess of one hundred fifty percent (150%) of dollar limitation for the Plan Year established pursuant to Code § 415(c)(1)(A). No more than fifty (50) Employees (or, if lesser, the greater of three (3) or ten percent (10%) of the Employees) shall be treated as officers.

(b) Top Ten (10) Owners. One (1) of the ten (10) Employees having annual compensation in excess of the dollar limitation provided in Code § 415(c)(1)(A) and owning (or considered as owning within the meaning of Code § 318) both more than one-half of one percent (.5%) ownership (in value) of Employer, and one (1) of the ten (10) largest ownership interests (in value) of the Employer. For the purpose of this subparagraph (b), if any two (2) or more Employees have identical ownership interests in Employer, the Employee having the greatest annual Compensation shall be treated as having a larger interest. In determining percentage ownership hereunder, employers that would otherwise be aggregated under Code §§ 414(b), (c) and (m) shall be treated under separate employers.

(c) Five Percent (5%) Owner. A "five percent (5%) owner" of the Employer. "Five percent (5%) owner" means any person who owns (or is considered as owning within the meaning of Code § 318) more than five percent (5%) of the outstanding stock of the Employer or stock possessing more than five percent (5%) of the total combined voting power of all stock of the Employer.

(d) One Percent (1%) Owner. A "one percent (1%) owner" of the Employer having an annual compensation from the Employer of more than $150,000. "One percent (1%) owner" means any person who owns (or is considered as owning within the meaning of Code § 318) more than one percent (1%) of the outstanding stock of the Employer or stock possessing more than one percent (1%) of the total combined voting power of all stock of the Employer. In determining percentage ownership hereunder, employers that would otherwise be aggregated under Code §§ 414(b), (c) and (m) shall be treated as separate employers. However, in determining whether an individual has annual compensation of more than $150,000, annual compensation from each employer required to be aggregated under Code §§ 414(b), (c) and (m) shall be taken into account.

(e) Determining Ownership.

(A) Employer. In determining percentage ownership hereunder, employers that would otherwise be aggregated under Code §§ 414(b), (c) and (m) shall be treated as separate employers.

(B) Attribution of Ownership. For purposes of applying the ownership attribution rules of Code § 318 in determining Key Employee status, subparagraph (C) of Code § 318(a)(2) shall be applied by substituting "five percent (5%)" for "fifty percent (50%)," and if the entity is not a corporation in accordance with regulations promulgated by the Secretary of the Treasury based upon the principles of § 318(a), as herein revised.

(f) Annual Compensation. For purposes of this Article X, the term annual Compensation means compensation as defined in § 415(c)(3) of the Code, but including amounts contributed by Employer pursuant to a salary reduction agreement which are excludable from Employee's gross income under §§ 125, 402(a)(8), 402(h) or 403(b) of the Code.

10.2-3 Non-Key Employee. Any Employee who does not meet the definition of a Key Employee pursuant to 10.2-2 above, is a Non-Key Employee.

10.2-4 Super Top Heavy Plan. This Plan will be a super top heavy plan if, with respect to the applicable Plan Year (commencing after December 31, 1983), the Plan has a top-heavy percentage (as defined in subparagraph 10.2-5(a) below, which exceeds ninety percent (90%).

10.2-5 Top Heavy Plan. This Plan will be a top heavy plan if, with respect to the applicable Plan Year (commencing after December 31, 1983), as of the determination date for that year the Plan has a top heavy percentage which exceeds sixty percent (60%).

(a) "Top heavy percentage" shall be that percentage which equals a fraction,

(1) The numerator of which is the sum of the present value of accrued benefits of all Key Employees as of the determination date, contributions for all Key Employees which are due but unpaid as of the determination date, and

distributions made to Key Employees within the five (5) year period immediately preceding the determination date, and

(2) The denominator of which is the sum of the present value of accrued benefits for all Employees as of the determination date, total contributions for all Participants due but unpaid as of the determination date, and total distributions made to Participants within the five (5) year period immediately preceding the determination date.

(b) Related Rules. For purposes of calculating the top heavy percentage under 10.2-5(a):

(1) Accrued Benefit. The present value of a Participant's accrued benefit shall include: (A) in the case of a defined contribution plan, that Participant's account balance; (B) in the case of a defined benefit plan, the present value of the accrued benefits of such individual determined as of the most recent valuation date which is within the twelve (12) month period ending on the determination date; (C) the accrued benefit attributable to nondeductible employee contributions; and (D) the accrued benefit of a participant other than a Key Employee shall be determined under (i) the method, if any, that uniformly applies for accrual purposes under all defined benefit plans maintained by the employer, or (ii) if there is not such method, as if such benefit accrued not more rapidly than the slowest accrual rate permitted under the fractional rule of § 411(b)(1)(C) of the Code.

(2) Distribution. In considering distributions within the five (5) year period immediately preceding the determination date: (A) all distributions, including distributions occurring before January 1, 1984, and distributions from terminated plans which would have been required to be aggregated had they not been terminated, must be considered; and (B) no benefit attributable to deductible contributions, or to amounts rolled over or transferred to this Plan from the Plan of another employer after December 31, 1983, shall be considered in determining a Participant's accrued benefit.

(3) Exclusions. The following exclusions shall apply: (A) contributions, accrued benefits, and distributions on behalf of a Non-Key Employee who was formerly a Key Employee shall be disregarded in determining the top heavy percentage; and (B) for Plan Years beginning after December 31, 1984, if a Participant or former Participant has not received any compensation from any Employer maintaining the Plan (excluding benefits from the Plan), at any time during the five (5) year period immediately preceding the determination date, the accrued benefit for such Participant shall not be taken into account in determining top heavy plan status.

(c) Aggregation With Other Plans. If the Employer or an entity affiliated with the Employer pursuant to Code §§ 414(b), (c) or (m) maintains other qualified plans (including simplified employee pension plans), a plan is a top heavy plan only to the extent that the combined top heavy percentage for the plan and all aggregated plans exceeds sixty percent (60%). For the purpose of making this determination:

(1) Mandatory Aggregation. All qualified plans of the Employer or an entity affiliated with the Employer pursuant to Code §§ 414(b), (c) or (m) which include one (1) or more Key Employees as Participants, and all qualified plans which must be considered in order for a plan including Key Employee Participants to meet the requirements of Code §§ 401(a)(4) or 410, must be aggregated.

(2) Permitted Aggregation. Additional qualified plans of the Employer or an entity affiliated with the Employer pursuant to Code §§ 414(b), (c) or (m), if such plans, when aggregated with this Plan, satisfy the requirements of Code §§ 401(a)(4) and 410, may be aggregated.

(3) Determination Date. Where multiple plans with differing determination dates are to be aggregated for the determination of top heavy status, the top heavy percentage shall be calculated by reference to determination dates for all plans falling within the same calendar year.

10.3 Minimum Top Heavy Employer Contributions to Top Heavy Plans.

10.3-1 Minimum Contribution.

(a) General Rule. Except as provided in 10.3-1(c) below, for each Plan Year beginning after 1983 that this Plan is determined to be a top heavy plan, a Participant who is a Non-Key Employee shall have allocated to his or her account (in either this Plan or another defined contribution plan maintained by Employer) a contribution equal to the product of that Participant's Compensation, as defined in 2.4, and the minimum top heavy contribution rate. The minimum top heavy allocation, if any, required shall not be forfeited under §§ 411(a)(3)(B) or 411(a)(3)(D). So long as the Employer maintains more than one (1) defined contribution plan, any required minimum top heavy contribution shall be made into the Employer's Profit Sharing Plan, and not into this Plan.

(b) Minimum Top Heavy Contribution Rate. Subject to 10.3-1(c) below, the minimum top heavy contribution rate for a Participant who is a Non-Key Employee shall equal the lesser of three percent (3%) of such Non-Key Employee's compensation or the highest contribution rate made to the account of a Key Employee, provided that the contribution rate shall not be less than three percent (3%) if this Plan is required to be aggregated with a defined benefit plan in order for that plan to meet the requirements of Code §§ 401(a) and 410. The term "contribution rate" shall mean the percentage derived by dividing a numerator which is the sum of Employer contributions (including amounts deferred at the Employee's election to a Plan described by § 401(k) of the Code but excluding contributions to

Social Security) and forfeitures allocated to a Participant's account, by a denominator equal to the Participant's Compensation. All qualified defined contribution plans of the Employer or of entities affiliated with the Employer pursuant to Code §§ 414(b), (c) or (m) shall be aggregated in the determination of the contribution rate. For the purposes of this 10.3, the term "Non-Key Employee Participant" shall include all Non-Key Employees who have become Participants but who have failed to complete one thousand (1,000) Hours of Service during the Plan Year and those Non-Key Employees who would be eligible to participate in the Plan except that their compensation does not exceed a specified minimum level or they have failed to make a mandatory employee contribution or an elective contribution to a plan described in § 401(k) of the Code.

(c) Exceptions for Defined Benefit Plan. Notwithstanding 10.3-1(a) and (b):

(1) If a defined benefit pension plan providing benefits for one (1) or more Key Employees is maintained by the Employer, and if such defined benefit pension plan depends upon this Plan to satisfy the nondiscrimination rules of Code § 401(a)(4) or the coverage rules of Code § 410 (or if another plan benefiting the Key Employee so depends on such defined benefit plan) the guaranteed minimum top heavy contribution for a Non-Key Employee shall be three percent (3%) of his or her compensation regardless of the contribution rate for the Key Employees.

(2) If in addition to this Plan the Employer maintains a qualified defined benefit pension plan which Provides a minimum benefit to Non-Key Employee Participants pursuant to Code § 416(c)(1), no minimum top heavy employer contribution need be made for such Participants under this Plan.

10.3-2 Extra Minimum Top Heavy Allocation. In any Plan Year for which this Plan is a top heavy plan (but not a super top heavy plan), and for which the combined defined benefit plan/defined contribution plan limitations of 6.6-2 are applicable to any Participant, the 1.25 multiplier in the denominator of both the defined benefit and the defined contribution fractions may be retained if an additional minimum top heavy allocation of not less than one percent (1%) of compensation is allocated to the account of each Non-Key Employee. This extra minimum top heavy allocation shall be in addition to the minimum top heavy contribution provided in 10.3-1 above.

10.3-3 Minimum Top Heavy Contributions and/or Benefits in Multiple Plans. In the event that a Non-Key Employee participates in both this Plan and a defined benefit plan, it shall not be necessary to provide such Non-Key Employee with both a minimum top heavy contribution under this Plan (and other defined contribution plans) and a minimum benefit under the defined benefit plan. The minimum top heavy contribution and minimum benefit requirements with respect to all such Plans shall be deemed satisfied if such Non-Key Employee is provided with the minimum benefit under the defined benefit plan.

10.3-4 Make-Up Contribution. If the contribution rate for the Plan Year with respect to a Non-Key Employee is less than the minimum top heavy contribution required, the Employer will increase its contribution for such Employee to the extent necessary to cause the Employee's contribution rate for the Plan Year to equal the required minimum top heavy contribution. The Employer will cause this make-up contribution to be made from Employer's net profits.

ARTICLE XI. PARTIES RESPONSIBLE FOR IMPLEMENTING THE PLAN

11.1 Plan Sponsor. The Company is the Plan sponsor for purposes of ERISA and designates in 11.1-1 to 11.1-6 below how Plan powers and duties shall be performed.

11.1-1 Company Powers and Duties. The Company shall have the powers and duties set forth in the following (a)-(e):

(a) Plan and Trust Documents. To make all Plan and Trust documents needed or desired to establish and operate the Plan and the separate Trust Fund, subject to the direction of the Board, or the Chief Executive Officer, as appropriate.

(b) Plan Administration. To perform all duties as Plan Administrator under 11.1-4, Article III and elsewhere provided in the Plan and Trust documents.

(c) Service Providers. To make and monitor the performance of all agreements with any third party administrative service provider for the Plan and Trust acting as accountant, actuary, asset custodian, attorney, auditor, contract administrator, recordkeeper or in any other administrative capacity.

(d) Plan Changes. To recommend to the Board or Chief Executive Officer any changes in Plan or Trust terms which the Company deems appropriate.

(e) Other. To take any action deemed necessary or desirable to cause the Plan and Trust to be operated according to the Plan and Trust documents and applicable law.

11.1-2 Board Powers and Duties. Subject to the liability limitation in (f) below, the Board of Directors of the Managing Member of the Company ("Board") has the exclusive powers set forth in the following (a)-(f):

(a) Plan and Trust Terms. To establish, amend or terminate the Plan and the related Trust Agreement, subject only to 11.1-3 and Article XIII.

(b) Funding Policy. To determine that an appropriate funding policy, consistent with the objectives of the Plan, the Trust Agreement and the requirements of ERISA, is adopted and implemented.

(c) Contributions. To determine the amount and manner of payment of all Company contributions to the Trust.

(d) Indemnification. To determine the scope of any indemnification by the Company to any person or entity acting as a fiduciary or otherwise under the Plan or Trust, provide appropriate insurance and bonding coverage of any Employee of the Company acting in such capacity, and determine whether the Company shall furnish such insurance or bonding coverage to any other person or entity, all to the extent permitted by law.

(e) Committees. To establish any Committee(s) of the Board deemed appropriate for Plan or Trust purposes.

(f) Liability Limitation. The Board has no administrative or investment authority or functions, and no member of the Board shall be a Plan fiduciary because of such Board membership.

11.1-3 Chief Executive Officer Powers and Duties. Until such time as the Board shall modify, revoke or rescind such authority, all Employer or Plan sponsor functions and responsibilities vested in the Company shall be exercised pursuant to authorization by the Chief Executive Officer of the Company. Without specific Board approval, the Chief Executive Officer has the powers and duties set forth in the following (a)-(d):

(a) Technical Amendments. To amend the Plan and Trust Agreement to make technical, administrative, editorial and legal compliance changes recommended by the Human Resource Director to comply with applicable law or to simplify or clarify the Plan.

(b) Substantive Amendments. To take all actions necessary to implement (after approval by the Board) any amendments relating to Plan and Trust benefit or governance provisions.

(c) Plan Administration. To make or terminate the power and authority of any person(s) or entity(ies) responsible for performance and administration of the Plan.

(d) Committees. To establish, maintain or terminate the existence, membership and powers of any Committee for any Plan purpose, except any Committee established by the Board.

11.1-4 Administrator Powers and Duties. The Plan shall be administered by the Company, herein called the "Administrator." The Company shall be the "Plan Administrator" for purposes of ERISA § 3(16) and the named fiduciary for purposes of Plan administration. The Administrator shall have all powers necessary to carry out the provisions of the Plan, including those set forth in Article III, but excluding those relating to the custody, management and control of Trust assets and those allocated or delegated to others.

11.1-5 Retirement Committee. Subject to the liability limitation under (g), the Retirement Committee established by the Board shall have the powers and duties set forth in the following (a)-(f):

(a) Asset Fiduciaries. To make sure that Plan assets are held, safeguarded, invested and distributed by persons or entities that agree to act as the designated "fiduciary" within the meaning of § 3(21) and other fiduciary provisions of ERISA for purposes of the applicable custodial, trusteeship, investment management or other Plan asset functions.

(b) Investment Policy. To establish the investment policy and guidelines for investment of Plan assets.

(c) Monitor Plan Asset Fiduciaries. To establish the policies and procedures for periodic reporting by and review of performance by asset fiduciaries, and to implement any changes which such Committee, in its discretion, deems appropriate regarding such policies, procedures or fiduciaries.

(d) Monitor Plan Administration. To establish the policies and procedures for periodic reporting by and review of performance by the Administrator and service providers involved in Plan administration, and to implement any changes which such Committee, in its discretion, deems appropriate regarding Plan administration.

(e) Contributions. To make sure that the Board is informed of the actuarial and legal funding needs of the Plan when the Board determines the Company's contributions to the Plan.

(f) Claims Review. To review and decide, as a Committee or by its authorized subcommittee, all appeals of denied claims under Article XIV.

(g) Liability Limitation. The Retirement Committee has no administrative or asset responsibility or control beyond the limited oversight functions set forth above, and, subject only to applicable law, no member of such committee shall be liable for errors, omissions or breaches by any fiduciary or service provider having the actual power and authority to act.

11.1-6 Investment Committee. Until such time as the Retirement Committee shall modify, revoke or rescind such authority, an Investment Committee shall be established with the following authority to act for the Retirement Committee with respect to the performance of the Plan's investment vehicles and managers:

(a) Performance Review. To review, monitor and evaluate, at reasonable intervals, the performance of the Trustee(s), the investment managers, investment vehicles, and other appointed or delegated fiduciaries or other service providers, to ensure that their performance has been in compliance with the terms of the Plan and Trust documents, the investment policy and applicable law, and satisfies the needs of the Plan, and to report all findings and recommendations to the Retirement Committee.

(b) Investment Service Providers. Subject to approval by or procedures of the Retirement Committee, to make or terminate the power and authority of any person(s) or entity(ies) responsible to hold, control, manage or invest assets of the Trust, including (but not limited to) any Trustee, custodian, investment manager, investment performance monitor or other provider of services involving Trust assets.

11.2 Plan Fiduciaries. The following 11.2-1 to 11.2-6 apply to any individual or entity who is a "fiduciary" under ERISA § 3 (21) with respect to Plan or Trust administration or assets:

11.2-1 Authorization. Authority to act as a fiduciary shall be conferred as provided under 11.1 and accepted in writing by the designated fiduciary. Such authorization shall continue until the earliest of (a), (b) or (c), as follows:

(a) if the fiduciary is unable to act, or

(b) the fiduciary is terminated pursuant to authority under this Plan, or

(c) upon the effective date of resignation by the fiduciary, which can be no earlier than the 30th day after written notice of resignation.

11.2-2 Qualifications of Fiduciary. Any individual, even if an officer, director, Employee or shareholder of the Company, and any corporation, partnership or other entity may serve as a fiduciary hereunder. All fiduciary responsibility may be vested in any single individual, group of individuals, corporation, partnership or other entity, or in any combination thereof, with liability being joint and several; or fiduciary responsibility may be divided among two (2) or more of the foregoing, with such duties and responsibilities as are provided in the authorizing designation and liability being limited solely to breach of the duties so imposed or conduct violating ERISA § 405(a).

11.2-3 Other Fiduciaries. The Company shall be the named fiduciary for any other rights or duties imposed by ERISA upon a "named fiduciary" which are not otherwise placed.

11.2-4 Performance of Company Duties and Responsibilities. The Company shall carry out its duties and responsibilities under the Plan through its directors, officers and Employees, acting on behalf of and in the name of Company in such respective capacities and not as individual fiduciaries.

11.2-5 Scope of Responsibility. No fiduciary or other person or entity responsible for any functions involving administration of the Plan or management of Trust assets shall be obligated to perform any duty or responsibility which has been allocated or delegated to another fiduciary pursuant to the Plan, the Trust Agreement or the procedures established therein.

11.2-6 Multiple Fiduciary Capacities. Nothing herein shall prohibit any person or entity, or group of persons or entities, from serving in more than one (1) fiduciary capacity with respect to the Plan.

11.3 Plan Committees. Unless otherwise provided in the specific authorization of the Committee, any Committee established under the Plan, having either overall or specifically limited responsibility of a ministerial or discretionary nature, as determined from time to time, shall be established and operated as provided below in 11.3-1 to 11.3-6:

11.3-1 Procedure for Establishing Committee. The party having authority to establish the Committee shall designate by written instrument the members of the Committee and the nature of the responsibilities the Committee is to carry out under the Plan; provided, however, that if the responsibilities of the Committee are fiduciary in nature, any such members shall consent in writing to serve in such capacity.

11.3-2 Committee Participantship. The Committee shall be composed of three (3) or more members who may be officers, directors or Employees of the Company.

11.3-3 Committee Governance. The Committee shall appoint from its members a chair and a secretary. The Committee may take any authorized action by a majority vote, and any writing signed by a majority of such members shall have the same effect and may be relied upon to the same extent as if signed by all members.

11.3-4 Procedures. To the extent consistent with the provisions of this Plan, the Committee shall have the power to adopt such rules of procedure and regulation as may be necessary for the proper execution of its duties.

11.3-5 Vacancies. Any member of a Committee may resign on thirty (30) days' advance written notice, and the same may be removed from the Committee with or without cause. All Committee vacancies shall be filled as soon as reasonably practicable. Until a new appointment is made, the remaining members of the Committee shall have authority to act although less than a quorum.

11.3-6 Committee Compensation. No member of any Committee shall receive any compensation for services as such, except that the Company may pay a reasonable fee to any member who is not a Participant under the Plan, not to exceed the amount paid to a Director to attend a Board meeting, for such person's attendance at any meeting of the Committee. Each member of the Committee shall be reimbursed by the Company for reasonable travel and other expenses actually incurred in attending meetings of the Committee and for any other proper purpose in connection with duties as such member. No bond or other security shall be required of any member of the Committee in such capacity, except to the extent required by law.

11.4 Limitation of Individual Liability. Subject to ERISA §§ 404 and 405, any individual acting in the administration of the Plan or as a Committee member shall be protected from personal liability as provided below in 11.4-1 to 11.4-3:

11.4-1 Plan Benefits and Expenses. Such individual shall not be liable personally, either individually or jointly, for any debts, obligations, undertakings or benefit payments contracted or authorized in such capacity, but such debts, obligations, undertakings and benefit payments shall be paid solely and exclusively out of assets held in the Trust Fund.

11.4-2 Investment. Such individual shall not be obligated to invest or otherwise manage or control any portion of the assets held in the Trust Fund, such obligation having been delegated to third party fiduciaries pursuant to 11.1.

11.4-3 Other Responsible Party. Such individual shall not be responsible for any duty or function allocated or delegated to another person or entity pursuant to procedures hereunder, except to the extent that such individual is responsible for the selection and supervision of such other person or entity.

ARTICLE XII. SPENDTHRIFT PROVISIONS

12.1 Prohibition Against Assignment. The provisions of this Plan are intended as personal protection for the Participants. A Participant may not assign, anticipate or transfer any assets held for his or her benefit, including amounts credited to his or her account. The benefits under this Plan are not subject to seizure by legal process or in any way subject to the claims of the Participant's creditors, including, without limitation, any liability for contracts, debts, torts, alimony or support of any relative. The Plan's benefits or the Trust assets may not be considered an asset of a Participant in the event of his or her divorce, insolvency or bankruptcy.

12.2 Effect of Assignment. Any attempt by a Participant to assign, anticipate, or transfer any assets held for his or her benefit under the terms of this Plan shall be null and void.

12.3 QDRO Exception. Notwithstanding 12.1 and 12.2, nothing in this Article XII shall prohibit the distribution of plan assets to a Participant's spouse or former spouse pursuant to a "qualified domestic relations order" ("QDRO") as that term is defined in Code § 414(p), including any domestic relations order entered into before January 1, 1985, which Administrator determines to treat as a QDRO. The Administrator shall establish reasonable nondiscriminatory rules for determining the qualification and procedures for handling domestic relations orders, which rules shall be in writing, shall provide for prompt notification of prospective alternate payee under the order of the procedures for designating a representative to receive copies of any notifications.

ARTICLE XIII. AMENDMENT AND TERMINATION OF THE PLAN

13.1 Future of the Plan. The Company expects to continue the Plan indefinitely. Future conditions, however, cannot be foreseen, and the Company reserves the right to amend or terminate the Plan at any time.

13.2 Company Right to Amend the Plan. The Company reserves the right, from time to time, to modify, alter or amend this Plan, as well as the Trust herein provided for, by action of the person or entity having power to amend under 11.1, subject to the following 13.2-1 to 13.2-2:

13.2-1 Retroactive Effect. Any amendment may have retroactive effect to comply with legal requirements, Plan design, original intent or actual administrative practice, subject only to restrictions under 13.2-2.

13.2-2 Restrictions. No amendment shall be made in violation of the following (a)-(d):

(a) Exclusive Benefit. No amendment shall make it possible, at any time prior to the satisfaction of all liabilities with respect to Employees and their beneficiaries under the Trust, for any part of the corpus or income of the Trust to be used for, or diverted to, purposes other than for the exclusive benefit of the participating Employees of the Company or their beneficiaries.

(b) No Cut Back of Accrued Benefit. No amendment (including a change in the actuarial basis for determining optional or early retirement benefits) shall decrease a Participant's benefit to the date of the amendment, except to the extent permitted under Code § 412(c)(8). A Plan amendment which results in (i) or (ii) with respect to benefits attributable to service before the amendment shall be treated as reducing accrued benefits: (i) eliminating or reducing an early retirement benefit or a retirement-type subsidy, or (ii) eliminating an optional form of benefit. In the case of a retirement-type subsidy, the preceding sentence shall apply only with respect to a Participant who satisfies (either before or after the amendment) the pre-amendment conditions for the subsidy. In general, a retirement-type subsidy is a subsidy that continues after retirement, but does not include a qualified disability benefit, a medical benefit, a Social Security supplement, a death benefit (including life insurance), or a plant shutdown benefit (that does not continue after retirement age).

(c) No Cut Back of Vested Benefit. No amendment shall decrease a Participant's vested interest determined without regard to such amendment as of the later of the date such amendment is adopted, or becomes effective.

(d) Director. No amendment shall permit any director who has not been an Employee to derive any benefits under the Plan.

13.2-3 Amendment of Vesting Schedule. If any amendment changes the vesting schedule, any Participant with five (5) or more Years of Service may, by filing a written request thereto with the Employer within sixty (60) days after receipt of notice of such amendment, elect to have his or her vested percentage computed under the vesting schedule in effect prior to the amendment.

13.3 Company Right To Terminate the Plan.

13.3-1 Termination Event. The Company may terminate this Plan at any time, and the Plan shall in any case be considered to have terminated if the Company shall completely discontinue contributions under the Plan or if the Company shall go out of existence, unless prior to such event the Plan shall be adopted and continued by a successor.

(a) Suspension of Contributions. The Employer reserves the right to suspend contributions to this Plan at any time. A suspension is a temporary cessation of contributions and does not constitute or require a termination of the Plan. Such temporary discontinuance shall not constitute a formal termination of the Plan and shall not preclude later contributions.

(b) Sale of Business. This Plan shall also terminate upon the dissolution, merger, or sale of all or substantially all of the assets of Nordstrom, Inc., unless the successor to the business of Nordstrom, Inc. agrees to continue this Plan and Trust Fund by executing an appropriate supplemental agreement. If such an agreement is made the successor shall succeed to all the rights, duties and powers of Nordstrom, Inc. under this Plan and the employment of any Employee who is retained in the employ of such successor shall not be deemed to have been terminated or severed for any purpose hereunder.

(c) Merger or Consolidation. In the case of any merger or consolidation with, or transfer of assets or liabilities to, any other plan, each Participant of this Plan shall receive a benefit which is equal to the benefit he/she would have been entitled to receive immediately before the merger or consolidation as if the Plan had then terminated. However, this provision shall not be construed to be a termination or discontinuance of the Plan or to be a guaranty of a specified level of benefit from the Plan.

(d) Effect of Dissolution, Bankruptcy, General Assignment. The Plan shall be deemed terminated if the Company should be dissolved or adjudicated bankrupt, or should make a general assignment its assets (but not Trust assets) for the benefit of creditors, unless a party having proper authority elects to continue the Plan.

13.3-2 Termination Benefits and Expenses. In the event of such Plan termination, the rights of each retired Participant and Participant to the benefits accrued or credited to the date of such termination, to the extent then funded, shall become one hundred percent (100%) vested on such termination and shall thenceforth be nonforfeitable, and the assets in the Trust shall be used, so far as they will extend, and subject to the conditions and limitations herein contained:

(a) Expenses. To pay all expenses and liabilities (absolute or contingent) of the Fund;

(b) Benefits. To pay, provide or distribute, pursuant to Article X, all remaining Trust assets to the Participants in the proportions determined by their respective accounts.

(c) Source of Payments. To provide for benefit distribution by payment from the Trust Fund or nontransferable annuities purchased from an insurance company, with the right to commute any benefit amount on an actuarial basis, all as determined by the Retirement Committee in the exercise of its discretion.

(d) Reversion to Company. To pay to the Company any residual assets not allocated under Article XIII, to the extent permitted by law.

13.4 Partial Termination. In the event of a partial termination of this Plan, 13.3 shall be considered as applying, at such time, only to those Participants with respect to whom the Plan has been terminated. All other Participants shall be unaffected by such termination to the fullest extent allowable by then current law and regulations.

13.5 Procedure for Plan Amendment or Termination. The amendment and termination powers reserved in 11.1 and Article XIII shall be executed as follows:

13.5-1 Board Resolution. Except as provided in 13.5-2, the Company may amend or terminate the Plan by execution of the amendment by the Chief Executive Officer or pursuant to authorization in a resolution adopted by the Board (or its Executive Committee) and delivered to the Administrator, Retirement Committee and Trustee.

13.5-2 Chief Executive Officer Action. The Chief Executive Officer of the Company may amend the Plan to make such changes as are authorized under 11.1-3 by designating such changes in writing to the Administrator, Retirement Committee and Trustee.

13.5-3 Proof of Amendment. Any officer of the Company, other than the individual who has the power to create or execute the amendment or termination document, may certify that such document has been adopted by proper authority.

ARTICLE XIV. CLAIMS AND REVIEW PROCEDURE

14.1 Claims for Benefits and Inquiries. Any Participant or beneficiary may file with the Administrator a written claim for benefits or inquiry concerning the Plan, or concerning present or future rights to benefits under the Plan. Applications for benefits must be made on the forms prescribed by the Administrator, signed by the Participant or beneficiary, as applicable, and submitted to the Administrator's benefit claims office.

14.2 Denial of Claims. In the event any claim for benefits is denied, in whole or in part, the Administrator shall notify the applicant of such denial in writing and shall advise the applicant of the right to a review thereof.

14.2-1 Content of Notice. Such notice shall be written in a manner calculated to be understood by the applicant and set forth the following:

(a) The specific reason for denial.

(b) The specific reference to the Plan provisions upon which the denial is based.

(c) A description of any additional information which is necessary to perfect the claim and why this information is necessary.

(d) An explanation of the review procedure described in 14.3 below.

14.3 Review of Denied Claims. Any applicant whose claim for benefits is denied (or deemed denied) in whole or in part, or such applicant's authorized representative, may appeal from such denial by submitting to the Retirement Committee a written request for a review of the application within sixty (60) days after receipt of denial of the notice (or, in the case of a deemed denial, sixty (60) days after the application is deemed denied). The Retirement Committee shall give the applicant or such representative an opportunity to review pertinent documents (other than legally privileged documents) in preparing the request for review. The request for review shall be in writing and shall be addressed as follows:

Retirement Committee for the
NORDSTROM.com 401(k) Plan
c/o Human Resource Director
NORDSTROM.com
600 University, Suite 600
Seattle, Washington 98101

The request for a review shall set forth all grounds on which it is based, all facts and documents in support of the request and any other matters which the applicant deems pertinent. The Retirement Committee may require the applicant to submit such additional facts, documents or other material as it may deem necessary or appropriate in making its decision on review.

14.4 Decision on Review. After receiving the application for review, the Retirement Committee, or an authorized review subcommittee thereof ("Review Committee") shall review and decide the final disposition of the claim. Such decision of the Review Committee shall be binding on all parties.

14.4-1 Timing of Review. The decision should be reached within sixty (60) days after receipt of the application for review, although special circumstances may delay the review decision up to one hundred twenty (120) days. If such an extension is required, written notice of the extension shall be furnished to the applicant prior to the end of the initial sixty (60) day period.

14.4-2 Notice of Decision. If the Review Committee confirms the denial of the application for benefits in whole or in part, such notice shall set forth, in a manner calculated to be understood by the applicant, the specific reasons for such denial and specific references to the Plan provisions on which the decision is based. If the Review Committee determines that the application for benefits should not have been denied in whole or in part, the Review Committee shall direct the Administrator to take appropriate remedial action as soon as reasonably practicable. If written notice of the Review Committee's decision is not given to the applicant within the time period prescribed in 14.4-1, the application will be deemed denied on review.

14.5 Rules and Procedures on Review. The Review Committee shall establish such rules and procedures, consistent with the Plan and with ERISA, as it may deem necessary or appropriate in carrying out its responsibilities in reviewing a denied claim. The Review Committee may require an applicant who wishes to submit additional information in connection with an appeal to do so at the applicant's own expense, and may convene a hearing if it determines that sufficient cause is shown.

14.6 Exhaustion of Remedies. No legal action for benefits under the Plan shall be brought unless and until the applicant has (i) submitted a written claim for benefits in accordance with 14.1; (ii) been notified by the Administrator that the application is denied (or the application is deemed denied) as provided in 14.2; (iii) filed a written request for a review of the application in accordance with 14.3; and (iv) been notified in writing that the Review Committee has affirmed the denial of the application (or the application is deemed denied) on review as provided in 14.4.

ARTICLE XV. LOANS TO PARTICIPANTS, CLAIM PROCEDURE AND MISCELLANEOUS

15.1 Loans to Participants.

15.1-1 Participant's Right to Borrow. Participants and Beneficiaries who are parties in interest under ERISA section 3(14) shall have the right to borrow from their accounts on a reasonably equivalent basis and subject to prior approval by the Committee. Application for a loan must be submitted to the Committee on such form(s) and in such manner as the Committee may require. Approval shall be granted or denied as specified in 15.1-2 on the terms specified in 15.1-3. For purposes of this 15.1, but only to the extent required by Department of Labor Regulation § 2520.408b-1, the term "Participant" shall include any Employee, former Employee, beneficiary or alternate payee under a qualified domestic relations order, as defined in § 414(p) of the Code, who has an interest in the Plan that is not contingent. A beneficiary shall not be eligible for a loan unless all events needed to make such beneficiary's rights unconditional have occurred.

15.1-2 Limits on Borrowed Amount. The Committee shall grant any loan which meets each of the requirements of paragraphs (a), (b) and (c) below:

(a) Maximum Loan. The amount of the loan, when added to the outstanding balance of all other loans to the Participant from the Plan or any other qualified plan of the Company or any related Company shall not exceed the lesser of:

(1) $50,000, reduced by the excess, if any, of a Participant's highest outstanding balance of all loans from the Plan or any other qualified plan maintained by the Company or any related Company during the preceding twelve (12) months over the outstanding balance of such loans on the loan date, or

(2) Fifty percent (50%) of the value of the vested balance of the Participant's accounts as of the Valuation Date preceding the date upon which the loan is made.

(b) Minimum Loan. The loan shall be for at least $1,000; and

(c) Only One (1) Loan. No more than one (1) loan may be outstanding to a Participant at any time.

15.1-3 Repayment and Collateral. Each loan granted shall, by its terms, satisfy each of the following additional requirements:

(a) Term. Each loan, by its terms, must be repaid within sixty (60) months (except that if the Committee is satisfied that the loan proceeds are being used to purchase the principal residence of a Participant, the Committee may, in its discretion, establish a term of up to two hundred and forty (240) months for repayment).

(b) Interest. Each loan shall bear a reasonable rate of interest, which rate shall be established by the Committee from time to time and shall provide the Plan with a return commensurate with the interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances and shall in no event be less than one percent (1%) over the then current prime rate at Employer's principal bank.

(c) Repayment Amount. Each loan must require substantially level amortization over the term of the loan, with payments not less frequently than semi-monthly (twice each calendar month).

(d) Collateral. Each loan must be adequately secured, with the security to consist of the balance of the Participant's accounts.

(e) Means of Payment. Automatic payroll deductions shall be required as additional security and the loan shall become immediately due and payable if the Participant ceases the payroll deduction. Notwithstanding the foregoing, an active Participant who has insufficient payroll from which to deduct the loan payment, or who is on leave of absence, must make timely loan payments by means of remitting a personal check equal to the amount of the loan payment not deducted by payroll deduction.

(f) Value Only in Borrower's Account. To the extent a Participant's loan is secured by the Participant's account, the investment gain or loss attributable to the loan shall not be included in the calculation or allocation of the increase or decrease in fair market value of the general assets of the Plan pursuant to 6.2. Instead, the entire gain or loss (including any gain or loss attributable to interest payments or default) shall be allocated to the accounts of the Participant.

15.1-4 Payments Credited to Account. All loan payments shall be transmitted by the Company to the Trustee as soon as practicable but not later than the end of the month during which such amounts were received or withheld. Each loan may be prepaid in full at any time. Any prepayment shall be paid directly to the Trustee in accordance with procedures adopted by the Committee.

15.1-5 Promissory Note. Each loan shall be evidenced by a promissory note executed by the Participant and payable in full to the Trustee, not later than the earliest of (a) a fixed maturity date meeting the requirements of 15.1-3(a) above, (b) the Participant's death, or (c) the termination of the Plan. Such promissory note shall evidence such terms as are required by this section.

15.1-6 Committee Powers. The Committee shall have the power to modify the above rules or establish any additional rules with respect to loans extended pursuant to this section. Such additional rules shall include establishment of a reasonable loan fee to reimburse the Plan for the administrative costs of making such loans and establishment of rules for default. The rules may be included in a separate document or documents and shall be considered a part of this Plan; provided, each rule and each loan shall be made only in accordance with the regulations and rulings of the Internal Revenue Service and Department of Labor and other applicable state or federal law. The Committee shall act in its sole discretion to ascertain whether the requirements of such regulations and rulings and this section have been met.

15.2 No Right of Continued Employment. The establishment of this Plan, the creation of any fund or account, or the payment of any benefits shall not create in any Employee, Participant or other party a right to continuing employment or create any claim against the Plan or Trust Fund for any payment except as set forth in this Agreement.

15.3 Discretion. Whenever, under the provisions of this Agreement, discretion is granted to the Employer or Administrator which affects the benefits, rights and privileges of Participants, such discretion shall be exercised uniformly so that all Participants similarly situated shall be similarly treated.

15.4 Separability. If any provision of this Agreement is declared invalid or unenforceable, the remaining provisions shall be effective.

15.5 Participant and Others Bound by Agreement.

15.5-1 Beneficiary Designation. Each Participant, by executing the beneficiary designation, agrees for himself/herself and his or her heirs, beneficiaries, successors, and assigns to be bound by all of the provisions of this Plan.

15.5-2 Consent Requirement. If the Participant's vested account balance is to be used as security for the loan, the Participant and his/her Spouse, if any, must consent in the manner described in 8.1 to the making of the loan and to the reduction of the account balance in case of default or of the Participant's death. Spousal consent will be binding with respect to the consenting spouse or any later spouse with respect to that loan. A new consent will be required if any of the vested account balance is used for re-negotiation, extension, renewal or other revision of the loan.

15.6 Applicable Law. This Plan is to be construed according to the laws of the state of Washington, to the extent not preempted by federal law.

15.7 Text Controls. The paragraph numbers and headings herein are solely for convenience. In the event of conflict between them and the text, provisions of the text control.

15.8 Effective Date. This Plan, the NORDSTROM.com 401(K) PLAN, is effective January 1, 2000, as provided in 1.2.

15.9 Expenses. All reasonable expenses incurred in operating and administering the Plan, including expenses of the Company, the Committee, and the Trust, may be paid from the Trust Fund or, at the election of the Company, may be paid by the Company, provided, however, that the Trust may reimburse the Company for such expenses only to the extent such amounts constitute "direct expenses" in accordance with U.S. Department of Labor Regulation § 2550.408c-2(b)(3). This provision shall be deemed to be a part of any contract to provide for expenses of Plan administration, whether or not the signatory to such contract is, as a matter of convenience, the Company.

15.10 Plan Document is Controlling. All rights and benefits of Participants and beneficiaries are controlled and determined by the provisions of this Plan document. To this end:

15.10-1 Authorized Summaries. The only authorized summaries of the Plan are the publications listed in (a)-(d) below as approved from time to time by the Administrator. No other writing is authorized. No such authorized summary overrides or modifies this Plan document.

(a) The summary plan description;

(b) Any decision guide to assist in the exercise of Participant investment choices;

(c) Any prospectus issued in connection with the Nordstrom Stock Fund; and

(d) Any descriptive information programmed on a voice response unit ("VRU") or other telephonic or electronic communications network.

15.10-2 Authorized Representatives. The only individuals authorized to explain or interpret the Plan are the Committee members and the Plan administrative personnel who are charged with such responsibility. No other individual or entity has authority to explain or interpret the Plan. No authorized individual has authority to override or modify what is provided in the Plan document.

15.10-3 Resolution of Conflicts. In the event of any conflict between this Plan and (a) any authorized summary of the Plan, or (b) other written, oral or electronic statement, or (c) any assumption, inference or reliance by any Participant or beneficiary, this Plan document shall be dispositive.

IN WITNESS WHEREOF, pursuant to 11.1-3, this 2000 Restatement has been executed on behalf of the Company by its Vice President of Personnel this 30TH day of December, 1999.

Attest: ______________________________

NORDSTROM.com, L.L.C.

By: ______________________________
J. Daniel Nordstrom
Chief Executive Officer

Exhibit 99.7

NORDSTROM PROFIT SHARING AND 401(k) PLAN

1617 SIXTH AVENUE

SEATTLE, WASHINGTON 98101

CERTIFICATION OF CHIEF FINANCIAL OFFICER REGARDING PERIODIC REPORT CONTAINING FINANCIAL STATEMENTS

I am Michael G. Koppel, the Executive Vice President and Chief Financial Officer of Nordstrom, Inc. (the "Company") and a member of the Nordstrom Profit Sharing and Benefits Committee that, in conjunction with Company, administers the Nordstrom Profit Sharing and 401(k) Plan (the "Plan"). I am the equivalent of the chief financial officer of the Plan. In compliance with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I hereby certify that the Plan's Amended Annual Report on Form 11-K/A for the year ended December 31, 2001 (the "Report") filed with the Securities and Exchange Commission:

- Fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and
- The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Michael G. Koppel
Executive Vice President, and
Chief financial Officer
Nordstrom, Inc.
September 13, 2002

Exhibit 99.8

NORDSTROM PROFIT SHARING AND 401(k) PLAN

1617 SIXTH AVENUE

SEATTLE, WASHINGTON 98101

CERTIFICATION OF CHIEF EXECUTIVE OFFICER REGARDING PERIODIC REPORT CONTAINING FINANCIAL STATEMENTS

I am Jammie Baugh, the Executive Vice President, Human Resources of Nordstrom, Inc. (the "Company") and a member of the Nordstrom Profit Sharing and Benefits Committee that, in conjunction with Company, administers the Nordstrom Profit Sharing and 401(k) Plan (the "Plan"). I am the equivalent of the chief executive officer of the Plan. In compliance with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I hereby certify that the Plan's Amended Annual Report on Form 11-K/A for the year ended December 31, 2001 (the "Report") filed with the Securities and Exchange Commission:

- Fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and
- The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Jammie Baugh

Jammie Baugh
Executive Vice President
Human Resoures
Nordstrom, Inc.
September 13, 2002

AMENDMENT 2001-1
to the
NORDSTROM.com 401(k) PLAN

The NORDSTROM.com 401(k) Plan (the "Plan") is hereby amended as described below, pursuant to section 13.2 of the Plan, to comply with the request of the Internal Revenue Service on review of the Plan's qualified status and to modify certain Plan provisions relating to eligibility and contributions and to otherwise clarify certain Plan provisions governing the administration of Participant account balances who transfer employment either to or from a member of the Company's controlled group. Except as otherwise provided herein, this Amendment 2001-1 shall be effective January 1, 2000:

1. Sections 2.3, 2.3-1 and 2.3-2 ("Compensation") are amended as requested by IRS to include deferral compensation under Code section 457 and elective reductions under 132(f) by adding references to Code sections 457 and 132(f) to subsection 2.3-1 and is amended to clarify that for purposes of determining benefits under the Plan, Compensation shall be limited to that paid while a Participant in the Plan:

"2.3 "Compensation" means those wages, salary and commissions as described below that appear on an Employee's IRS Form W-2 for the Calendar Year ending with any Plan Year. For purposes of any Plan Year, Compensation includes all monies paid to an Employee by the Employer for services rendered in the form of salary and wages, including bonuses and commissions, and those amounts which are part of the Employee's basic compensation scheme and paid regularly in accordance with any agreed formula. For purposes of determining benefits under this Plan, Compensation shall be limited to that paid while a Participant in the NORDSTROM.com 401(k) Plan.

2.3-1 Items Specifically Included. Except as specifically provided herein, the term "Compensation" shall include Employer contributions made pursuant to a salary reduction agreement which are not includible in the gross income of Employees under Code §§ 125, 132(f), 402(a)(8), 402(h), 403(b) or 457.

2.3-2 Items Specifically Excluded. Except as specifically provided herein, the term "Compensation" shall not include any amounts paid outside of the regularly occurring payment for services (as described above) including, but not limited to, any reimbursements or other expense allowances, employee awards, taxable fringe benefits (and non-taxable fringe benefits not described in 2.3-1), moving expenses, severance, disability pay under the employer's separate written disability program, and other deferred compensation and welfare benefits. Compensation also excludes any amounts paid to an Employee by a Related Employer and which appear on the Employee's IRS Form W-2."

* * *

2. Section 2.7 "Hour of Service" is clarified to include hours worked by an Employee for a Related Employer by adding subsection 2.7-5:

"2.7 "Hour of Service" means:

* * *

2.7-5 Employer. For purposes of Hours of Service under this section 2.7, the term "Employer" includes any Related Employer as defined by section 2.23."

3. Sections 2.8 and 10.2-2(f) are amended as requested by IRS to conform references to Code § 415(c)(3) to include amounts otherwise excludible in the gross income of employees by reason of Code §§ 132(f) and 457:

"2.8 "Leased Employee" means any person (other than an employee of the recipient) who pursuant to an agreement between the recipient and any other person ("leasing organization") has performed services for the recipient (or for the recipient and related persons determined in accordance with § 414(n)(6) of the Code) on a substantially full-time basis for a period of at least one (1) year, and such services are performed under the direction and control of the employer.

A leased employee shall not be considered an employee of the recipient if: (i) such employee is covered by a money purchase pension plan providing: (1) a nonintegrated employer contribution rate of at least ten percent (10%) of compensation, as defined in § 415(c)(3) of the Code, but including amounts contributed pursuant to a salary reduction agreement which are excludable from the employee's gross income under §§ 125, 402(a)(8), 402(h), 403(b) or 457 of the Code, (2) immediate participation, and (3) full and immediate vesting; and (ii) leased employees do not constitute more than twenty percent (20%) of the recipient's Non-Highly Compensated work force."

* * *

"10.2-2(f) Effective for Plan Years commencing on and after January 1, 1998, for purposes of this Article X, the term annual Compensation means compensation as defined in § 415(c)(3) of the Code, but including amounts contributed by Employer pursuant to a salary reduction agreement which are excludable from Employee's gross income under §§ 125, 132(f), 402(a)(8), 402(h), 403(b) or 457 of the Code."

* * *

4. Section 2.21 ("Year of Service") is clarified to include periods of service with a Related Employer by amending section 2.21:

"2.21 "Year of Service" means a Payroll Year in which an Employee was employed by the Employer or a Related Employer and during which time such Employee performed one thousand (1,000) or more Hours of Service for which the Employee was paid or entitled to be paid."

5. Section 2.23 "<u>Related Employer</u>" is added to Article II of the Plan ("Definitions"):

"2.23 "<u>Related Employer</u>". A Related Employer includes any member of the Company's controlled group of corporations (as defined in Code §414(b)), trades or businesses (whether or not incorporated) which are under common control (as defined in Code §414(c)) or affiliated service group (as defined in Code §414(m) or in Code §414(o)), but which is not an Employer under this Plan."

6. Section 4.1-3 ("Entry Dates") is amended to allow for monthly Plan entry dates, effective for Plan Years beginning on and after January 1, 2001:

"4.1-3 <u>Entry Dates</u>. Prior to January 1, 2001, Employees became Participants, and could elect to enroll in this Plan on the February 1 or August 1 Plan entry date coinciding with or next following the date of their employment by filing a Salary Deferral Election with the Plan Administrator or its designated agent in accordance with section 5.3. Effective January 1, 2001, Employees become Participants, and can elect to enroll in this Plan on the first day of the month coinciding with or next following the date of their employment by filing a Salary Deferral Election with the Plan Administrator or its designated agent in accordance with 5.3. Provided, however, that Employees who have attained age twenty-one (21) and completed one (1) Year of Service shall commence participation in the Plan not later than the earlier of (a) the first day of the Plan Year following the date the Employee meets those requirements, or (b) the date which is six (6) months after the date the Employee meets those requirements."

7. Section 4.2 is added to clarify the Plan's treatment of Employees who transfer to or from Related Employers, with the prior Sections 4.2 and 4.3, renumbered 4.3 and 4.4 respectively:

"4.2 <u>Employees of a Related Employer</u>. Notwithstanding any other Plan rule to the contrary, the following shall apply to Eligible Employees under the Plan who, during any period of service, become employees of a Related Employer:

4.2-1 <u>Transferee Eligibility</u>. An Employee who transfers to the Employer from a Related Employer and who had satisfied the Initial Participation requirements for the Related Employer's 401(k) Plan shall be deemed to have met the Initial Eligibility requirements under 4.1 and shall be eligible to commence Plan participation immediately upon transfer from the Related Employer.

4.2-2 <u>Eligibility and Vesting Service</u>. Hours of Service and Years of Service with a Related Employer shall count for purposes of eligibility to participate in and the Vesting of Plan benefits.

4.2-3 <u>Benefit Accrual</u>. An Employee who transfers during the Plan Year to a Related Employer shall be eligible to receive an Employer Matching

Contribution pursuant to 5.2, provided such Employee is considered actively employed by a Related Employer on the Anniversary Date. Compensation used for benefit accrual purposes under this Plan shall be limited to that paid while a Participant in this Plan.

4.2-4 No Account Balance Transfer. An Employee's transfer of employment to a Related Employer does not constitute a separation from service and does not entitle the Employee to a distribution of his or her account balance. Instead, the Plan Administrator, in its discretion, may direct the Trustee to transfer an Employee's account balance to a plan of a Related Employer at such time and in such manner as it deems necessary and appropriate to preserve the Employee's accrued benefit immediately before, during and after the transfer.

4.3 Break in Service – Reemployment After Break. An Employee who becomes a Participant of this Plan remains a Participant until he/she has a "Break in Service" as defined herein. If a Participant incurs a Break in Service, and subsequently is re-employed by the Employer, he/she will become eligible to resume participation as of the date of reemployment.

4.4 Information from Employer. As of each Anniversary Date, or such other period as agreed to by the Employer and the Related Employers, the Employer will communicate to the Plan Administrator, or its designated agent, the appropriate information necessary to ascertain all eligible Employees, their dates of employment, hours of Payroll Year service, annual compensation, and dates of termination."

8. Section 5.2-1 ("Eligible Salary Deferral Contributions") is amended to increase the amount of Salary Deferral Contributions eligible to be matched by Employer Matching Contributions, effective for Plan Years beginning on and after January 1, 2001:

"5.2-1 Eligible Salary Deferral Contributions. Effective for Plan Years commencing after December 31, 2000, only Salary Deferral Contributions not in excess of eight percent (8%) of a Participant's Compensation that remain in the Plan through the Anniversary Date (the "Matchable Contributions") shall be eligible to be matched by Employer Matching Contributions."

9. Sections 5.2-2 ("Requirements for Match") and 6.1-3(b) ("Employer Matching Contribution") are amended to remove the year of service requirement to be eligible for Employer Matching Contribution allocations, effective for Plan Years beginning on and after January 1, 2001:

"5.2-2 Requirements for Match. Effective for Plan Years commencing after December 31, 2000, a Participant may receive an Employer Matching Contribution only if such Participant meets the conditions specified under 6.1-3(b)."

* * *

"6.1-3 Contributions. Effective for Plan Years commencing after December 31, 2000, Contributions shall be credited daily as received by the Trustee, subject to any subsequent adjustment required by other provisions of Article VI of the Plan or law, as follows:"

* * *

"(b) Employer Matching Contribution. The Employer Matching Contribution Determined under 5.2 shall be allocated to the Participant's Employer Matching Contributions Account. Only the following Participants are eligible to share in the Employer Matching Contribution for a Plan Year:

(1) A Participant who is employed by the Employer on the Anniversary Date of such year. For purposes of this 6.1-3, an Employee who transfers to a Related Employer during the Plan Year shall be considered employed by the Employer on the Anniversary Date of such year, provided such Employee is considered actively employed by a Related Employer on the Anniversary Date.

(2) A Participant whose termination of employment with the Employer or a Related Employer during such year is on account of retirement, death or disability and whose entire account remains undistributed in this Plan as of the end of the Plan Year of termination.

(3) Any other Participant required by 10.3 to receive a Matching Contribution if the Plan is "top heavy.""

10. Section 5.3-1 ("Deferral Amount") is amended to increase the maximum salary deferral percent from ten to fifteen percent (10% to 15%) effective for Plan Years beginning on and after January 1, 2001, and to clarify the manner in which existing Salary Deferral Elections shall be administered for Employees who transfer to or from a Related Employer:

"5.3-1 Deferral Amount. Subject to the adjustments provided in 6.6 and 6.8 and provided that such amount will not cause the Plan to violate the provisions of 6.7 or 6.9, or cause the Plan to exceed the maximum amount allowable as a deduction to the Employer under §404 of the Code, effective for Plan Years commencing after December 31, 2000, each Participant may elect to defer a portion of his or her Compensation up to the maximum of fifteen percent (15%) of such Compensation for any Plan Year (but not in excess of the dollar limitation provided herein). No Participant shall be permitted to have Deferral Amounts made under this Plan in excess of the dollar limitation contained in Code Section 402(g) in effect at the beginning of such taxable year. The Plan Administrator may, at any time, reduce the Deferral Amount for any Participant if it determines that reduction is necessary in order to avoid exceeding the limits imposed by this subsection.

(a) Initial Salary Deferral Election. As provided under 4.1-3 ("Entry Date"), once an Employee has satisfied the Plan's eligibility requirements, he or she may commence participation in the Plan by filing a Salary Deferral Election with the Plan Administrator or its designated agent. Such Initial Salary Deferral Election may be made at any time following the Employee's date of hire by any telephonic, electronic or written means established by the Plan Administrator; such election shall take effect on the payroll period coinciding with or next following an Employee's Entry Date . Once made, an Employee's election may be modified pursuant to 5.3-4 ("Changes to Deferral").

(b) Salary Deferral Election Upon Transfer. Following an Employee's transfer to the Employer from a Related Employer, such Employee's Salary Deferral Election under the Related Employer's plan shall be automatically carried over to this Plan. The Employee shall be immediately notified and provided the opportunity to change his Salary Deferral Election under this Plan if such carry-over election exceeds this Plan's limitations under 5.3 ("Deferral Amount")."

11. Section 5.7-2 is added to reflect the transfer and separate accounting of amounts transferred from the Nordstrom Profit Sharing Plan as Nordstrom Profit Sharing Plan Accounts, with the original provisions of 5.7 renumbered as 5.7-1 accordingly:

"5.7 Rollover Accounts and Nordstrom Profit Sharing Plan Accounts."

* * *

"5.7-2 Nordstrom Profit Sharing Plan Account Administration and Distribution. Effective June 29, 2001, assets transferred from the Nordstrom Profit Sharing Plan for the benefit of Participants, shall be allocated to the appropriate Participant's "Nordstrom Profit Sharing Plan Account" and shall be subject to the following provisions and restrictions ((a) – (d)) notwithstanding any other Plan provisions to the contrary:

(a) Vesting. The balance in each Participant's Nordstrom Profit Sharing Plan Account shall continue to vest according to the vesting rules of the Nordstrom Profit Sharing Plan.

(b) Distribution Events. Any Participant may make withdrawals from his or her Nordstrom Profit Sharing Plan Account in the event of total and permanent disability, death, retirement, or termination of employment pursuant to Articles VII through IX. A Participant's Nordstrom Profit Sharing Plan Account shall be included as part of his or her account balance for purposes of in-service distributions and participant loans under 8.6 and 15.1 respectively.

(c) Forfeitures. As of each Anniversary Date after June 29, 2001, forfeitures attributable to the non-vested portion of a Participant's Nordstrom Profit Sharing Plan Account shall be used to first reduce the Employer's matching contribution obligation under the Plan for the Plan Year in which the forfeiture occurs and, to the extent there is any excess after the allocation of such matching contribution, it shall be used to reduce the Employer's matching contribution obligation under the Plan for the Plan Year immediately following the Plan Year in which the forfeiture occurs. The timing of forfeitures shall be determined under the forfeiture rules of the Nordstrom Profit Sharing Plan.

(d) Investment Direction. Assets transferred pursuant to this 5.7-2 shall be initially mapped to the investment options under the Plan specified by the Retirement Committee. Thereafter, a Participant's Nordstrom Profit Sharing Plan Account shall be subject to the Participant's election among Investments Funds pursuant to 5.10."

12. Section 5.10-2(c) ("Participant Choice Generally") is amended by adding subsection (8) to clarify treatment of pre-existing investment direction elections of Employees who transfer from a Related Employer:

"(c) Participant Choice Generally. Except as otherwise provided for Funds A or B under 5.10-2(d) and (e) below, Participant choice of investment among Funds shall be administered by the Company under the following rules 5.10-2(c)(1)-(8):"

* * *

"(8) Investment Direction Upon Transfer. An Employee's investment direction shall be automatically carried over to a plan of a Related Employer upon transfer of employment, regardless of whether such Employee is eligible to participate in the Related Employer's plan. If an investment in the Related Employer's plan is unavailable, the Employee shall be immediately notified and provided the opportunity to change his or her investment election. If no election is made, the investment shall be mapped to a default investment, or if no default investment exists, to an investment acceptable to the Trustee. "

13. Section 6.5 ("Limitation on Annual Additions") is amended as requested by IRS to include a reference to the repeal of 415(e) by adding subsection 6.5-4:

"6.5-4 Defined Benefit Plans

(a) For Plan Years beginning before January 1, 2000: If the Employer maintains (or has ever maintained) in addition to this Plan, one or more qualified defined benefit plans, then for any limitation year, the limitations of Code section 415(e) shall apply. If, in any limitation year, the benefits provided under Employer-maintained defined contribution and defined benefit plans would exceed the allowable limits under Code section 415(e), then the amount of annual benefit that would otherwise be paid to such Participant under the defined benefit plan will be reduced to the extent necessary to comply with the limitations of Code section 415(e).

(b) For Plan Years beginning on and after January 1, 2000: The provisions of 6.5-4(a) shall no longer apply."

14. Section 6.7-5 ("ADP and ACP Limitations") is added as requested by IRS to clarify that the Plan has elected to use the current year testing method for the non-discrimination tests under Code sections 401(k) and 401(m):

"6.7-5 ADP and ACP Testing Method for NHCEs. Effective for Plan Years commencing on January 1, 2000, the Plan elects to use the current year testing method in computing the ADP and ACP for Non-Highly Compensated Employees under the nondiscrimination rules of 401(k) and 401(m). For purpose of the limitations under this section 6.7, the provisions of Code sections 401(k)(3) and 401(m)(3) together with their specific underlying Treasury Regulations, IRS Notice 98-1 and subsequent Internal Revenue Service guidance issued under applicable Code provisions are hereby incorporated into this Plan by reference. The "first plan year" rule described in section V of IRS Notice 98-1 does not apply."

15. Section 7.4 ("Benefits on Separation from Service") is amended to clarify that transfer of employment to a Related Employer shall not be considered separation from service:

"7.4 Benefits on Separation from Service. Upon the termination of a Participant's employment prior to his or her death, disability or normal retirement date, the Participant shall be entitled to distribution of his or her benefits hereunder. Distribution of benefits on account of Participant's separation from service as provided herein, shall be made to the Participant in accordance with the provisions of Article VIII. An Employee's transfer of employment to a related employer does not constitute a separation from service and does not entitle the Employee to a distribution of his or her account balance."

16. Section 8.6 ("In-service Withdrawals After Normal Retirement Age") shall be amended by adding the following sentence at the end thereof to clarify the definition of a Participant's "account" for purposes of In-service withdrawals:

"For purposes of withdrawals under this section, a Participant's account shall include any amounts in his or her Salary Deferral Account, Employer Match Account, Rollover Account, and Nordstrom Profit Sharing Plan Account."

17. Section 9.4-6(b) is amended as requested by IRS to more closely track the language of Code § 401(a)(9), as amended by the Small Business Job Protection Act of 1996:

"9.4-6 Required Beginning Date"

* * *

"(b) Mandatory Rule. The required beginning date of a Participant who attains age seventy and one-half (70 ½) after December 31, 1996, shall be determined in accordance with (1) or (2), below:

(1) Non Five Percent (5%) Owners. The required beginning date of a Participant who is not a five percent (5%) owner is the first day of April of the calendar year following the later of the calendar year in which the Participant attains age seventy and one-half (70 ½), or the calendar year in which the Participant retires.

(2) Five Percent (5%) Owner. The required beginning date of a Participant who is a five percent (5%) owner during any year beginning after December 31, 1979, is the first day of April following the later of:

(A) the calendar year in which the Participant attains age seventy and one-half (70 ½), or

(B) the earlier of the calendar year with or within which ends the Plan Year in which the Participant becomes a five percent (5%) owner, or the calendar year in which the Participant retires."

18. Section 12.1 ("Prohibition Against Assignment") is amended as requested by IRS to provide that the Plan's anti-assignment and alienation provisions shall not apply in the case of certain judgments and settlements pursuant to Code section 401(a)(13)(C):

"12.1 Prohibition Against Assignment. The provisions of this Plan are intended as personal protection for the Participants. A Participant may not assign, anticipate or transfer any assets held for his or her benefit, including amounts credited to his or her account. The benefits under this Plan are not subject to seizure by legal process or in any way subject to the claims of the Participant's creditors, including, without limitation, any liability for contracts, debts, torts, alimony or support of any relative. The Plan's benefits or the Trust assets may not be considered an asset of a Participant in the event of his or her divorce, insolvency or bankruptcy. Effective after August 4, 1997, this section 12.1 shall not apply to preclude an offset of a Participant's benefits under this Plan pursuant to Code section 401(a)(13)(C)."

19. Section 15.1-2(a)(2) is amended to clarify the definition of a Participant's "account" for purposes of participant loans:

"(2) Fifty percent (50%) of the value of the vested balance of the Participant's accounts as of the Valuation Date preceding the date upon which the loan is made. For purposes of loans under this section, a Participant's account shall include any amounts in his or her Salary Deferral Account, Employer Match Account, Rollover Account, and Nordstrom Profit Sharing Plan Account."

* * * * *

This Amendment 2001-1 to the NORDSTROM.com 401(k) Plan is signed pursuant to proper authority this 8th day of August, 2001.

Attest:

[signature]

NORDSTROM.com, L.L.C.

By: [signature]

Title: CEO

AMENDMENT 2002-1
to the
NORDSTROM.com 401(k) PLAN

The NORDSTROM.com 401(k) Plan (the "Plan") is hereby amended, pursuant to 11.1-3 and 13.2 of the Plan, to conform the Plan to changes made to applicable laws by the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"). This amendment is intended as good faith compliance with EGTRRA and is to be construed in accordance with EGTRRA and guidance issued thereunder. Except as otherwise provided herein, this Amendment 2002-1 shall be effective January 1, 2002:

1. Section 2.3-3 Yearly Maximum is replaced with the following to reflect the increase in the compensation limit under the Code:

> "2.3-3 Yearly Maximum. The annual Compensation of each Participant to be taken into account under the Plan for any year shall not exceed the maximum compensation limit in effect under Code § 401(a)(17) as adjusted by the Secretary of the Treasury at the same time and in the same manner as under Code § 415(d). For the Plan Year beginning January 1, 2002, the limit is $200,000. This limit does not apply for purposes of applying the annual additions percentage of compensation limit in Section 6.5."

2. Section 5.2 Limitation on Matching Contributions is amended by replacing Section 5.2-1 with the following to reflect the addition of Catch-up Contributions to the Plan:

> "5.2-1 Eligible Salary Deferral Contributions. Effective for Plan Years commencing after December 31, 2000, only Basic Salary Deferral Contributions not in excess of eight percent (8%) of a Participant's Compensation that remain in the Plan through the Anniversary Date (the "Matchable Contributions") shall be eligible to be matched by Employer Matching Contributions. Catch-up Contributions are not eligible for Employer Matching Contributions under any circumstances."

3. Section 5.3 Participant's Salary Deferral Election is replaced in its entirety to reflect increases in the elective deferral limit under the Code and to provide for catch-up contributions under Code § 414(v):

> "5.3-1 Deferral Amount. Provided that such amount will not cause the Plan to violate the provisions of 6.7 regarding contributions on behalf of Highly Compensated Employees, or exceed the maximum amount allowable as a deduction to the Employer under § 404 of the Code, each Participant may elect to defer a portion of his or her Compensation for any Plan Year in a whole percentage between one percent (1%) and

fifteen percent (15%). However, no Participant shall be permitted to have Salary Deferral Contributions made to this Plan, or any other qualified plan maintained by the Employer during any taxable year, in excess of the dollar limitation contained in Code § 402(g) in effect at the beginning of such taxable year, except to the extent permitted under Section 5.3-5 of the Plan (which is added by this Amendment 2002-1) and Code § 414(v) relating to catch-up contributions. The Plan Administrator may, at any time, reduce the Salary Deferral Contributions for any Participant if it determines that reduction is necessary in order to avoid exceeding the limits imposed by this subsection or Article VI."

"5.3-2 Excess Deferrals. "Excess Deferral means, for a given calendar year, that amount by which each Participant's total elective deferrals (as defined in Code § 402(g)(3)) under all plans of all employers exceeds the sum of the dollar limits in effect under Code § 402(g) for the calendar year and under Code § 414(v) for the taxable year, as annually indexed by the Secretary of the Treasury. For the Plan Year beginning on January 1, 2002, the Code § 402(g) dollar limit is $11,000, and the Code § 414(v) dollar limit is $1,000. The Plan Administrator will distribute any Excess Deferral, together with income allocable thereon, to the Participant no later than April 15 of the calendar year immediately following the close of the calendar year for which the Excess Deferral is made. If an Excess Deferral occurs because of deferral amounts under plans maintained by an Employer combined with deferrals under one or more plans not maintained by an Employer, the excess shall be distributed if the following conditions are satisfied:

FIRST, the Participant notifies the Plan Administrator of the Excess Deferral by March 1 following the close of the year, unless the Plan Administrator waives the deadline; and

SECOND, the notice specifies how much of the Excess Deferral is to be distributed from this Plan.

"5.3-3 Deferral and Catch-up Contributions Accounts. The amount by which Compensation is reduced, after adjustment for Excess Deferrals under Section 5.3-2, shall be that Participant's Salary Deferral Contribution. The portion of the Salary Deferral Contribution that does not exceed the Plan provisions implementing Code § 401(k)(3) regarding limits on elective deferrals by Highly Compensated Employees, § 402(g) regarding limits on elective deferrals for all Participants, § 415 regarding limits on annual additions, or the Plan limit on the percentage of Compensation that a Participant may defer, shall be called the Basic Salary Deferral Contribution and shall be allocated to that Participant's Basic Salary Deferral Account. The remainder of the Salary Deferral Contribution shall be called the Catch-up Contribution and shall be allocated to a Participant's Catch-up Contributions Account.

"5.3-4 Changes to Deferral. During employment, a Participant may modify, suspend or resume Salary Deferral Contributions by any telephonic, electronic or written means established by the Administrator. Any such change shall be effective as of the first day of the next payroll cycle following processing of the change notification received by the Administrator; provided, however, that if the Administrator is not able to administratively process the change by such payroll date, the change shall be effective as soon as the administrative processing is complete. A Participant's Salary Deferral Contributions election will be automatically suspended upon a Participant's severance from employment with an Employer. A rehired Participant must reinitiate a Salary Deferral Contributions election by notice communicated in any manner available to a new employee making the first election.

"5.3-5 Catch-up Contributions. Effective for Plan Years beginning after December 31, 2001, each Participant who:

(a) is eligible to make Salary Deferral Contributions under this Plan; and

(b) has attained or will attain age 50 before the last day of the Plan Year,

is eligible to make Catch-up Contributions in accordance with, and subject to, Code § 414(v). Catch-up contributions are those Salary Deferral Contributions, up to the applicable dollar limit set forth in Code § 414(v)(2)(B)(i), as adjusted for cost of living, that would exceed a contribution limit under the Code or the Plan if the provisions of Code § 414(v) were not applicable. Each Participant described in this Section 5.3-5 shall have the same rights to elect catch-up contributions under this Plan. Catch-up contributions must be allocated to separate Catch-up Contribution Accounts and will not be taken into account for purposes of the provisions of this Plan implementing Code §§ 401(a)(4) regarding nondiscrimination, 401(k)(3) regarding limits on elective deferrals by Highly Compensated Employees, 402(g) regarding limits on elective deferrals, or 416 regarding contributions by Key Employees (except as specifically provided in Article X.)

4. Section 5.4 Deferral Account Administration and Distribution is renamed Administration and Distribution of Basic Salary Deferral Account and Catch-up Contributions Account and is replaced with the following to reflect repeal of the "same desk" rule, changes in hardship distribution rules, and addition of catch-up contributions to the Plan:

"5.4 Administration and Distribution of Basic Salary Deferral Account and Catch-up Contributions Account. Assets allocated to a Participant's Basic Salary Deferral Account and Catch-up Contributions Account shall be subject to the following provisions and restrictions.

5.4-1 Fully Vested. The balance in each Participant's Basic Salary Deferral Account and Catch-up Contributions Account shall be fully vested at all times and shall not be subject to forfeiture for any reason.

5.4-2 Distribution Events. Any Participant may make withdrawals from his or her Basic Salary Deferral Account and Catch-up Contributions Account in the event of Disability, Retirement, severance from employment, or proven hardship pursuant to the terms of 5.4-6 below. If the Participant does not request a complete distribution, distributions shall be pro rated based on the ratio of the value of the Basic Salary Deferral Account and the value of the Catch-up Contributions Account to the sum of the values of both accounts.

5.4-3 Distribution Value. At Normal Retirement Date, or such other date when the Participant shall be entitled to receive benefits, the fair market value of the Participant's Basic Salary Deferral Account and Catch-up Contributions Account shall be used to provide retirement benefits to the Participant in accordance with Articles VII through IX.

5.4-4 Investment Direction. Amounts allocated to a Participant's Basic Salary Deferral Account and Catch-up Contributions Account shall be subject to the Participant's election among Investment Funds pursuant to 5.10. A Participant may make different elections for the Basic Salary Deferral Account and for the Catch-up Contributions Account.

5.4-5 Investment Pending Allocation. Salary Deferral Contributions may be segregated into a separate account for each Participant in a federally insured savings account, certificate of deposit in a bank or savings and loan association, money market certificate, or other short-term debt security acceptable to the Trustee until such time as allocations pursuant to 6.1 have been made.

5.4-6 Hardship Withdrawal. At the direction of the Administrator and in accordance with uniform rules consistently applied, the Administrator may direct the Trustee to distribute a Participant's Salary Deferral Contributions (both Basic Salary Deferral Contributions and Catch-up Contributions) to the Participant or his or her beneficiary in the case of "hardship" pursuant to 5.4-6(a)-(g) below.

(a) Maximum Amount. The maximum distribution in any one (1) Plan Year shall be the sum of the Participant's Basic Salary Deferral Contributions Account and Catch-up Contributions Account, valued as of the last valuation date. Distributions shall be limited solely to the lesser of (i) the Participant's Salary Deferral Contributions for all Plan Years without regard to any Employer Matching Contributions or any earnings on such Salary Deferral Account, or (ii) the value of Participant's Salary Deferral Account.

(b) Hardship. The term "hardship" as used herein shall mean immediate and heavy financial need of the Participant resulting from (i) uninsured medical and dental expenses (as described in Code § 213(d)) incurred or to be incurred by the Participant, the Participant's spouse, or Participant's dependents, (ii) purchase (excluding mortgage payments) of a principal residence for the Participant, (iii) payment of tuition or related fees for the next year of post-secondary education for the Participant, Participant's spouse or Participant's children or dependents, or (iv) payments needed to prevent the eviction of Participant from his or her principal residence or to prevent foreclosure on the mortgage of Participant's principal residence, and (v) any tax obligation which becomes payable on account of a distribution for any hardship described in (i) through (iv).

(c) Evidence of Hardship and Need. The Administrator may require the Participant to provide written certification that Participant has met one of the hardship categories and may consider other relevant evidence. A Participant receiving a hardship distribution after December 31, 2001, will be ineligible to make Salary Deferral Contributions (including Catch-up Contributions) for the period of six consecutive months following the hardship withdrawal. A Participant receiving a hardship distribution before January 1, 2002, will be ineligible to make Salary Deferral Contributions for the period of 12 consecutive months following the hardship withdrawal.

(d) Fee. The Administrator may charge a reasonable fee for processing hardship withdrawals.

(e) Valuation. In the event a hardship withdrawal is made by a Participant other than at a regular Valuation Date, the allocation of investment gains and losses to the account pursuant to 6.2 shall be made as if such withdrawal had occurred on the preceding Valuation Date, and no gains or losses allocable to the withdrawn funds shall be credited therefor, except that a Participant's Nordstrom Stock Account, if any, shall be valued to the date of withdrawal.

(f) Withdrawal Precludes Match. No matching contribution shall be made for any Plan Year if a withdrawal of a Participant's Basic Salary Deferral is made prior to the end of that Plan Year; and for the purposes of this rule, hardship distributions shall be deemed made on a last in/first out basis. There is no matching contribution on Catch-up Contributions under any circumstances.

(g) Frequency Limitation. No more than one (1) hardship distribution may be made within any period of five (5) consecutive years, except that distributions for educational purposes may be made as needed (but no more frequently than quarterly) throughout the term of the education. In addition, a distribution otherwise qualifying as a hardship distribution may be made in the year of a Participant's severance from employment without regard to whether a prior hardship withdrawal has occurred within the preceding five (5) years.

5.4-7 Procedure. The Employer and the Administrator shall adopt procedures necessary to implement the Salary Deferral Contributions provided for herein.

5.4-8 Compliance With IRS Rules. In any case where any of the foregoing provisions of this 5.4 are not in conformity with regulations of the Department of Treasury that are from time to time promulgated, the nonconforming provisions may be amended retroactively to assure conformity.

5.4-9 Method of Deferral. Salary Deferral Contributions shall be made by payroll deductions only, except that Administrator may accept a check directly from the Participant in the event of an administrative error in payroll deductions."

5. Section 5.7 Rollover Contributions is replaced with the following to reflect additional rollover options available to participants:

"5.7 Rollover Contributions. Effective for distributions after December 31, 2001, subject to the approval of the Administrator and the provisions of 5.7-1, 5.7-3, and 5.7-4, this Plan may accept the rollover of funds on behalf of a Participant who is an Eligible Employee from any of the following:

(a) a qualified plan described in Code § 401(a) or § 403(a);

(b) an annuity contract described in Code § 403(b);

(c) an eligible plan under Code § 457(b) that is maintained by a state, political subdivision of a state, or any agency or instrumentality of a state or political subdivision of a state;

(d) an individual retirement account or retirement annuity described in Code § 408(a) or (b) that is eligible to be rolled over and would otherwise be includible in gross income.

For purposes of this Section 5.7, the plans and arrangements described in (a) through (d) are referred to as "the other plan."

5.7-1 Eligible Rollover Distribution. The rollover must be an eligible rollover distribution, as defined in Section 8.7-2(a) paid to or on behalf of the Participant either:

(a) pursuant to participation in the other plan; or

(b) pursuant to a qualified domestic relations order to the spouse or former spouse of a participant in the other plan.

In addition, with respect to rollover of any after-tax contributions, it must be possible for the Administrator to determine the amounts that would be includible and would not be includible in the distributee's gross income (disregarding the rollover provisions of the Code) so that the separate accounting requirement of 8.7-2(a)(ii) can be satisfied.

5.7-2 Nordstrom Profit Sharing Plan Account Administration and Distribution. Effective June 29, 2001, assets transferred from the Nordstrom Profit Sharing Plan for the benefit of Participants, shall be allocated to the appropriate Participant's "Nordstrom Profit Sharing Plan Account" within this Plan and shall be subject to the following provisions and restrictions ((a) – (d)) notwithstanding any other Plan provisions to the contrary:

(a) Vesting. The balance in each Participant's Nordstrom Profit Sharing Plan Account shall continue to vest according to the vesting rules of the Nordstrom Profit Sharing Plan.

(b) Distribution Events. Any Participant may make withdrawals from his or her Nordstrom Profit Sharing Plan Account in the event of total and permanent disability, death, retirement, or termination of employment pursuant to Articles VII through IX. A Participant's Nordstrom Profit Sharing Plan Account shall be included as part of his or her account balance for purposes of in-service distributions and participant loans under 8.6 and 15.1 respectively.

(c) Forfeitures. As of each Anniversary Date after June 29, 2001, forfeitures attributable to the non-vested portion of a Participant's Nordstrom Profit Sharing Plan Account shall be used to first reduce the Employer's matching contribution obligation under the Plan for the Plan Year in which the forfeiture occurs and, to the extent there is any excess after the allocation of such matching contribution, it shall be used to reduce the Employer's matching contribution obligation under the Plan for the Plan Year immediately following the Plan Year in which the forfeiture occurs. The timing of forfeitures shall be determined under the forfeiture rules of the Nordstrom Profit Sharing Plan.

(d) Investment Direction. Assets transferred pursuant to this 5.7-2 shall be initially mapped to the investment options under the Plan specified by the Retirement Committee. Thereafter, a Participant's Nordstrom Profit Sharing Plan Account shall be subject to the Participant's election among Investments Funds pursuant to 5.10.

5.7-3 Qualified Transfer. The rollover must be paid in cash to the Trustee either:

(a) by a direct transfer from the trustee(s) of the other plan or IRA; or

(b) by payment from the Participant on or before the 60th day following the Participant's receipt of the distribution from the other Plan or IRA.

However, rollovers of after-tax contribution amounts described in 8.7-2(a)(ii) must be paid by means of a direct transfer from the other plan.

5.7-4 Rollover Account. The transferred amount accepted by the Plan under 5.7-3 shall be placed in the Participant's Rollover Account, and shall be at all times subject to the vesting, investment and distribution provisions of 5.4-1 through 5.4-5, but shall not be considered a Participant Salary Deferral Contribution for purposes of the Employer Matching Contribution, contribution limits, or nondiscrimination requirements and limitations of this Plan and the Code, or as part of a Participant's total account balance for purposes of the consent requirement under Section 8.1-1 for distribution of amounts in excess of $5,000. Rollovers of after-tax contribution amounts described in 8.7-2(a)(ii) will be accounted for separately."

6. Section 6.1 Contributions is amended by adding the following subsection (4) to 6.1-3(b) Employer Matching Contribution to clarify that matching contributions are 100 percent vested:

"(4) The Employer Matching Contribution for a Participant described in (1), (2) or (3) shall be immediately 100 percent vested and non-forfeitable as soon as the Employer pays the Matching Contribution to the Trustee."

7. Section 6.5 Limitation on Annual Additions is amended by replacing 6.5-1(a) Annual Maximum for All DC Plans with the following to reflect amendments to Code § 415(c):

"(a) Annual Maximum for All DC Plans. Notwithstanding any provisions of this Plan to the contrary, when taking into consideration all defined contribution plans maintained by the Employer, the maximum "annual addition" that may be contributed or allocated to a Participant's account or accounts for any limitation year may not exceed the lesser of (1) $40,000 or (2) one hundred percent (100%) of the Participant's Compensation. The $40,000 "dollar limitation" shall be adjusted for increases in the cost of living in accordance with regulations prescribed by the Secretary of the Treasury. The compensation limit referred to in (2) shall not apply to any contribution for medical benefits after severance from employment which is otherwise treated as an annual addition."

8. Section 6.7 Contribution Limits for Highly Compensated Employees is amended as follows to reflect the addition of Catch-up Contributions to the Plan and repeal of the multiple use test:

(a) Section 6.7-2(b) is replaced with the following:

"An Employee's individual Deferral Percentage is that individual's Salary Deferral Contributions (excluding Catch-up Contributions) for the year as a percentage of such Employee's Compensation under (d)."

(b) Section 6.7-2(e) is replaced with the following:

"The Committee may for any year treat Salary Deferral Contributions (excluding Catch-up Contributions) not needed to pass the ADP test as Employer Matching Contributions for purposes of the ACP test. No contributions may be used in both tests."

(c) Section 6.7-4 Multiple Use Limitation is deleted.

9. Section 7.4 Benefits on Separation from Service is amended to reflect repeal of the same desk rule by replacing "separation from service" with "severance from employment" each place that it appears.

10. Section 8.7 Rollovers is amended by amending subsection 8.7-2 Definitions as follows:

(a) by replacing 8.7-2(a) Eligible Rollover Distributions with the following to reflect that after-tax contribution amounts may be eligible for rollover:

"(a) Eligible Rollover Distribution.

(i) General Rule. An eligible rollover distribution is any distribution of all or any portion of the balance to the credit of the distributee, except that an eligible rollover distribution does not include: any distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the distributee and the distributee's designated beneficiary, or for a specified period of ten (10) years or more; any distribution to the extent such distribution is required under § 401(a)(9) of the Code; any withdrawal on account of hardship; or, except as provided in (ii), the portion of any distribution that is not includible in the distributee's gross income (disregarding these rollover rules).

(ii) Special Rule for After-tax Amounts. A portion of a distribution shall not fail to be an eligible rollover distribution merely because the portion consists of after-tax employee contributions that are not includible in gross income upon distribution. However, any such portion shall be distributed only to an individual retirement account or annuity described in Code § 408(a) or (b), or to a qualified defined contribution plan described in Code § 401(a) or § 403(a) that agrees to separately account for transferred amounts, including separately accounting for the portion that is includible in gross income and the portion that is not includible in gross income."

(b) by replacing 8.7-2(b) Eligible Retirement Plan with the following to reflect additional rollover options:

"(b) Eligible Retirement Plan. For distributions after December 31, 2001, an eligible retirement plan is one of the following that accepts the Participant's eligible rollover distribution:

(1) an individual retirement account described in Code § 408(a);

(2) an individual retirement annuity described in Code § 408(b);

(3) an annuity plan described in Code § 403(a);

(4) an annuity contract described in Code § 403(b);

(5) a qualified trust described in Code § 401(a); or

(6) an eligible plan described in § 457(b) of the Code that is maintained by a state, a political subdivision of a state, or any agency or instrumentality of a state or political subdivision of a state and that agrees to separately account for amounts transferred into such plan from this Plan.

This definition of an "eligible retirement plan" also applies in the case of a distribution to a Participant's surviving spouse, or to a spouse or former spouse who is the alternate payee under a qualified domestic relations order, as defined in Section 8.5."

11. Article X Top Heavy Plans is replaced in its entirety with the following to reflect changes in the Code provisions applicable to top-heavy plans:

10.1 Effective Date. This article shall apply for purposes of determining whether the Plan is a top-heavy plan under Code § 416(g) and whether the Plan satisfies the minimum benefits requirements under Code § 416(c) for Plan Years beginning after December 31, 2001.

10.2 Effect of Top Heavy Plan Status. In the event that the Plan is determined to be a "top heavy plan" as defined in 11.3, the Plan shall comply with the provisions of Section 11.4, in addition to meeting the requirements set forth elsewhere in this Plan.

10.3 Determination of Top Heavy Status. The determination of top heavy status will be made with regard to the following defined terms:

10.3-1 Determination Date. The last day of the preceding Plan Year, or, in the case of the first Plan Year, the last day of that Plan Year.

10.3-2 Key Employee. An Employee (including a deceased Employee or a beneficiary of such Employee) who at any time during the Plan Year which includes the Determination Date is any of the following (a), (b), or (c):

(a) Officer. An officer of the Employer (as that term is defined within the meaning of the regulations under Code § 416) whose annual compensation is greater than $130,000 (as adjusted for cost of living for Plan Years beginning after December 31, 2002). No more than fifty (50) Employees shall be treated as officers.

(b) Five Percent (5%) Owner. A "five percent (5%) owner" of the Employer. "Five percent (5%) owner" means any person who owns (or is considered as owning within the meaning of Code § 318) more than five percent (5%) of the outstanding stock of the Employer or stock possessing more than five percent (5%) of the total combined voting power of all stock of the Employer.

(c) One Percent (1%) Owner. A "one percent (1%) owner" of the Employer having annual compensation from the Employer of more than $150,000. "One percent (1%) owner" means any person who owns (or is considered as owning within the meaning of Code § 318) more than one percent (1%) of the outstanding stock of the Employer or stock possessing more than one percent (1%) of the total combined voting power of all stock of the Employer. In determining whether an individual has annual compensation of more than $150,000, annual compensation from each employer required to be aggregated under Code §§ 414(b), (c) and (m) shall be taken into account.

(d) Determining Ownership.

(A) Employer. In determining percentage ownership hereunder, employers that would otherwise be aggregated under Code §§ 414(b), (c) and (m) shall be treated as separate employers.

(B) Attribution of Ownership. In the case of a corporation, for purposes of applying the ownership attribution rules of Code § 318 in determining Key Employee status, subparagraph (C) of Code § 318(a)(2) shall be applied by substituting "five percent (5%)" for "fifty percent (50%)." If an entity is not a corporation, ownership attribution rules shall be applied in accordance with regulations promulgated by the Secretary of the Treasury based upon the principles of § 318(a), as herein revised.

(e) Annual Compensation. For purposes of this Article XI, the term annual compensation means compensation as defined in § 415(c)(3) of the Code, but including amounts contributed by Employer pursuant to a salary reduction agreement which are excludable from Employee's gross income under §§ 125, 402(a)(8), 402(h) or 403(b) of the Code.

10.3-3 Non-Key Employee. Any Employee who does not meet the definition of a Key Employee pursuant to 10.3-2 above, is a Non-Key Employee.

10.3-4 Top Heavy Plan. This Plan will be a top heavy plan if, with respect to the applicable Plan Year (commencing after December 31, 1983), as of the determination date for that year the Plan has a top heavy percentage that exceeds sixty percent (60%).

(a) Percentage. "Top heavy percentage" shall be that percentage which equals a fraction,

(1) The numerator of which is the sum of the present value of accrued benefits of all Key Employees as of the determination date, contributions for all Key Employees which are due but unpaid as of the determination date, and distributions made to Key Employees during the one year period ending on the determination date, and

(2) The denominator of which is the sum of the present value of accrued benefits for all Employees as of the determination date, total contributions for all Participants due but unpaid as of the determination date, and total distributions made to Participants during the one year period ending on the determination date.

(3) However, in the case of a distribution made for a reason other than separation from employment, death or disability, the above provisions shall be applied by substituting "five year period" for "one year period."

(b) Related Rules. For purposes of calculating the top heavy percentage under 10.3-4(a):

(1) Accrued Benefit. The present value of a Participant's accrued benefit shall include: (A) in the case of a defined contribution plan, that Participant's account balance (including Catch-up Contributions Accounts); (B) in the case of a defined benefit plan, the present value of the accrued benefits of such individual determined as of the most recent valuation date which is within the twelve (12) month period ending on the determination date; (C) the accrued benefit attributable to nondeductible employee contributions; and (D) the accrued benefit of a participant other than a Key employee shall be determined under (i) the method, if any, that uniformly

applies for accrual purposes under all defined benefit plans maintained by the employer, or (ii) if there is not such method, as if such benefit accrued not more rapidly than the slowest accrual rate permitted under the fractional rule of § 411(b)(1)(C) of the Code.

(2) Distribution. In considering distributions within the one year period (or five year period, as appropriate) ending on the determination date: (A) all distributions from this Plan and distributions from terminated plans which would have been required to be aggregated had they not been terminated, must be considered; and (B) no benefit attributable to deductible contributions, or to amounts rolled over or transferred to this Plan from the Plan of another employer after December 31, 1983, shall be considered in determining a Participant's accrued benefit.

(3) Exclusions. The following exclusions shall apply: (A) contributions, accrued benefits, and distributions on behalf of a Non-Key Employee who was formerly a Key Employee shall be disregarded in determining the top heavy percentage; and (B) for Plan Years beginning after December 31, 2001, if a Participant or former Participant has not performed services for any Employer maintaining the Plan at any time during the one year period ending on the determination date, the accrued benefit for such Participant shall not be taken into account in determining top heavy plan status.

(c) Aggregation With Other Plans. If the Employer or an entity affiliated with the Employer pursuant to Code §§ 414(b), (c) or (m) maintains other qualified plans (including simplified employee pension plans), a plan is a top heavy plan only to the extent that the combined top heavy percentage for the plan and all aggregated plans exceeds sixty percent (60%). For the purpose of making this determination:

(1) Mandatory Aggregation. All qualified plans of the Employer or an entity affiliated with the Employer pursuant to Code §§ 414(b), (c) or (m) which include one or more Key Employees as Participants, and all qualified plans which must be considered in order for a plan including Key Employee Participants to meet the requirements of Code §§ 401(a)(4) or 410, must be aggregated.

(2) Permitted Aggregation. Additional qualified plans of the Employer or an entity affiliated with the Employer pursuant to Code §§ 414(b), (c) or (m), if such plans, when aggregated with this Plan, satisfy the requirements of Code §§ 401(a)(4) and 410, may be aggregated.

(3) Determination Date. Where multiple plans with differing determination dates are to be aggregated for the determination of top heavy status, the top heavy percentage shall be calculated by reference to determination dates for all plans falling within the same calendar year.

10.4 Minimum Employer Contributions to Top Heavy Plans.

10.4-1 Minimum Contribution.

(a) General Rule. Except as provided in 10.4-1(c) below, for each Plan Year that this Plan is determined to be a top heavy plan, a Participant who is a Non-Key Employee shall have allocated to his or her account (in either this Plan or another defined contribution plan maintained by an Employer) a contribution equal to the product of that Participant's Compensation, as defined in 2.3, and the minimum top heavy contribution rate. The minimum top heavy allocation, if any, required shall not be forfeited under §§ 411(a)(3)(B) or 411(a)(3)(D).

(b) Minimum Top Heavy Contribution Rate. Subject to 10.4-1(c) below, the minimum top heavy contribution rate for a Participant who is a Non-Key Employee shall equal the lesser of three percent (3%) of such Non-Key Employee's compensation or the highest contribution rate (excluding Catch-up Contributions for the Plan Year containing the determination date) made to the account of a Key Employee, provided that the contribution rate shall not be less than three percent (3%) if this Plan is required to be aggregated with a defined benefit plan in order for that plan to meet the requirements of Code §§ 401(a) and 410(b). The term "contribution rate" shall mean the percentage derived by dividing a numerator, which is the sum of Employer contributions (including amounts deferred at the Employee's election to a Plan described in § 401(k) of the Code but excluding contributions to Social Security) and forfeitures allocated to a Participant's account, by a denominator equal to the Participant's Compensation. For the purposes of this 10.4, the term "Participant who is a Non-Key Employee" shall include all Non-Key Employees who have become Participants but who have failed to complete one thousand (1,000) Hours of Service during the Plan Year and those Non-Key Employees who would be eligible to participate in the Plan except that their compensation does not exceed a specified minimum level or they have failed to make a mandatory employee contribution or an elective contribution to a plan described in § 401(k) of the Code. Effective for Plan Years beginning after December 31, 2001, Employer Matching Contributions to this Plan shall count toward the minimum top heavy contribution rate (and any reduction to the contribution rate that results will not be taken into account in determining whether the Plan impermissibly conditions benefits on the making of elective deferrals under Code § 401(k)(4)(A)).

(c) Exceptions for Defined Benefit Plan. Notwithstanding 10.4-1(a) and (b):

(1) If a defined benefit pension plan providing benefits for one or more Key Employees is maintained by the Employer, and if such defined benefit pension plan depends upon this Plan to satisfy the nondiscrimination rules of Code § 401(a)(4) or the coverage rules of Code § 410 (or if another plan benefiting the Key

Employee so depends on such defined benefit plan) the guaranteed minimum top heavy contribution for a Non-Key Employee shall be three percent (3%) of his or her compensation regardless of the contribution rate for the Key Employees.

(2) If in addition to this Plan the Employer maintains a qualified defined benefit pension plan which Provides a minimum benefit to Non-Key Employee Participants pursuant to Code § 416(c)(1), no minimum top heavy employer contribution need be made for such Participants under this Plan.

10.4-2 Minimum Top Heavy Contributions and/or Benefits in Multiple Plans. In the event that a Non-Key Employee participates in both this Plan and a defined benefit plan, it shall not be necessary to provide such Non-Key Employee with both a minimum top heavy contribution under this Plan (and other defined contribution plans) and a minimum benefit under the defined benefit plan. The minimum top heavy contribution and minimum benefit requirements with respect to all such Plans shall be deemed satisfied if such Non-Key Employee is provided with the minimum benefit under the defined benefit plan.

10.4-3 Make-Up Contribution. If the contribution rate for the Plan Year with respect to a Non-Key Employee is less than the minimum top heavy contribution required, the Employer will increase its contribution for such Employee to the extent necessary to cause the Employee's contribution rate for the Plan Year to equal the required minimum top heavy contribution. The Employer will cause this make-up contribution to be made from Employer's net profits.

SIGNED pursuant to proper authority this 22nd day of May, 2002.

Attest:	NORDSTROM.com, LLC
By: [signature]	By: [signature]
Title: Director, Compensation and HR development	Title: EVP + CFO